simply universal

UNIVERSAL ELECTRONICS INC. 2011 ANNUAL REPORT



the universality of our portfolio

1. STANDARD, UNIVERSAL, AND ADVANCED REMOTE CONTROLS
2. COMPREHENSIVE GLOBAL CONSUMER ELECTRONICS DEVICE DATABASE
3. UNIVERSAL INFRARED CONTROLLER (EMBEDDED SOLUTIONS)
4. 2-WAY EXTENSIBLE MULTIMEDIA PROTOCOL (XMP-2)
5. EMBEDDED SOFTWARE CONTROL TECHNOLOGIES
   - *Universal remote control Application Programming Interface (UAPI)*
   - *Automated set-up & control application & SDK (UEI QuickSet)*
6. UNIVERSAL CONTROL SOFTWARE
   - *Tablet and smartphone universal control app (Nevo for Smart Devices)*
   - *Web Services (UEI QuickSet Online, UEI SimpleSet, EZ-RC, and many others)*
   - *UEI SmartControl*



$ 287.1 M
$ 317.6 M
$ 331.8 M*
$468.6 M*
2008
2009
2010
2011

revenues (in millions)

*In November of 2010, UEI acquired Hong Kong-based Enson Assets Limited and its subsidiaries, including China-based C.G. Development and C.G. Technologies, for a net purchase value of $110 million.


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Our remote control solutions are everywhere.

ENTERTAINMENT DEVICES

1 SMART-TVS ○ *Internet enabled to access social media applications, gaming, and web browsing*

2 DVD/DVR ○ *Traditional DVD/DVR and Blu-ray disc players*

3 STREAMING DEVICES ○ *Delivering personalized content, on-demand video, and more through HDMI or Wi-Fi Internet connectivity*

4 GAMING CONSOLES ○ *With motion-control technology and Bluetooth® connectivity*

5 AUDIO ○ *Audio systems and home theater*

6 SET-TOP BOX ○ *Traditional, advanced, and interactive STBs*

WIRELESS CONTROL

7 TABLET/PHONE APPS ○ *Developing simple downloadable apps for universal AV control direct from the tablet or smartphone*

8 SMART CONTROLLERS ○ *A family of remotes that deliver simplified, intelligent control through UEI SimpleSet and one-button system control*

SYSTEMS

9 HOME CONTROL ○ *Integrating universal control over the home environment for a total immersive entertainment experience*

UEI is defining the user control experience. Today our solutions are everywhere—in smart TVs, advanced set-top boxes, smartphones, and tablets, not to mention nearly a billion remote controls around the globe. In a complex world of devices and entertainment, we put consumers in control. It is what makes us simply universal.



How is UEI simply evolving?

1. **NEW TECHNOLOGIES** *that deliver advanced content navigation and discovery*
2. **INTELLIGENT SOFTWARE** *that automates universal remote set-up*
3. **MORE SOLUTIONS** *that extend universal set-up and control to tablets and other smart devices*

As the remote control interface evolves, UEI is driving it every step of the way. We are delivering new functionality, enhanced applications, and automated set-up to simplify the user experience. Our adaptability connects people to the ever-changing world of home entertainment. We have been the industry leader for 25 years running, and we're just getting started.



What gives UEI's products such universal appeal?

1. **DEFINITIVE CONTROL** *of the home theater with the touch of a button*
2. **SEAMLESS INTEGRATION** *of wired and wireless devices*
3. **INTERACTIVITY SOLUTIONS** *to bring viewers closer to content*

INNOVATION THAT ANTICIPATES MARKET DEMAND

Unparalleled Portfolio ○ At UEI, we deliver everything from advanced remote controls to intelligent software, while continuing to develop practical, affordable solutions that solve real consumer needs. Our growing product line is a testament to our technology leadership in home entertainment control. As the face of our industry changes, we are extending our expertise to new product platforms like tablets and other smart devices to simplify and enhance the entertainment experience.

Leading Market Share ○ We have grown by offering a wide range of options to the subscription broadcasters and original equipment manufacturers we serve. Today, UEI leads the market, with annual worldwide shipments of 200 million units, nearly one-third of all entertainment remote controls shipped. In 2012, we expect to ship our 1 billionth remote—the result of maintaining long-standing relationships with our customers and growing new ones in emerging markets.

UEI is truly a forward-thinking company. We stay ahead of industry trends, producing innovation to match the evolution of consumer electronics technologies, worldwide, 24/7. We take a global approach to developing our product portfolio. That means we are constantly bringing new ideas to market and creating compelling control solutions. In the process, we create value for our customers and benefit consumers everywhere.



Why are UEI's technologies simply smart?

1. **OPTIMIZED NAVIGATION** *creating touch and gesture remotes that give users interactive control over the rich graphical user interface on the screen*
2. **ADVANCED COMMUNICATION PROTOCOLS** *that connect remotes and systems efficiently and reliably, including Infrared, RF4CE, Bluetooth®, and Wi-Fi Direct™*
3. **CONNECTED REMOTES** *that bring new and exciting opportunities for connecting tablets and other smart devices to today's home theater system*

INTUITIVE CONTROL FOR AN EXPANDING ECOSYSTEM

With the rise of smartphones and tablets, watching TV has become a multi-screen experience. UEI is developing smart solutions to put total control in the palm of your hand.

Wi-Fi Direct ○ UEI is partnering with the leading provider of ultra-low power Wi-Fi semiconductors to bring a new generation of connected remotes to the market. Building on the dominance of Wi-Fi in the home, the new remotes will link wirelessly to tablets and add them to the control ecosystem for a simpler, more user-friendly TV viewing and control experience. The result? Low cost, reliable interactivity and control in a remote that delivers an equally impressive battery life.

UEI QuickSet ○ We are expanding our patented UEI QuickSet technologies to offer the most automated universal remote control set-up. Already UEI QuickSet has been deployed in millions of households around the world. Soon, a simple downloaded app will enable home theater control directly from your tablet or smartphone with an unprecedented zero set-up capability.

At UEI, we speak the international language of consumer electronics in all of its dialects. Our fluency in control technologies translates into one thing: simplicity. In an increasingly complex world, our solutions put consumers in control of more devices, more content choices, and more interfaces —simply and intuitively.




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How are UEI solutions simply interactive?

1. **QWERTY KEYPADS** *integrated into traditional remotes for easy search, messaging, and social media*
2. **MORE CONTROL OPTIONS** *ranging from RF technology integration to advanced touch navigation and in-air pointing*
3. **UNIVERSAL API** *to deliver a flexible and scalable embedded development environment for next-generation navigation, discovery, and control features*

POWERING AN INTERACTIVE ENTERTAINMENT EXPERIENCE

To deliver the best interactive entertainment experience, more customers are turning to UEI for our expertise in remote control solutions.

UAPI ○ UEI's Universal remote control Application Programming Interface technology delivers an ideal framework to support the next generation of navigation and control options. This means our customers can confidently enter the rapidly growing world of interactive set-top boxes and connected TVs, knowing they can add new functions and features to their interactive control offerings—quickly, easily, and more cost effectively—giving them scalability and lower development cost benefits.

Smart TVs ○ UEI is integrating its flexible UAPI offering with a smart TV platform powered by Qualcomm's Snapdragon™ processors. Our technology will enable a better user experience for connected TVs and Over-the-Top service providers. Best of all, the UAPI framework reduces time to market by supporting the rapid customization of advanced navigation features.

Consumers now have more "Over-the-Top" content choices than ever before, driving the proliferation of interactive set-top boxes and smart televisions. By 2014, an estimated 60 percent of U.S. households will have connected TVs.* Social media applications, streaming content, and online gaming are airing in living rooms around the world. As always, UEI's interactive solutions are keeping consumers connected and in control.

*Bain & Company survey [noted in UEI Snapdragon press release on 1/10/12]



What makes UEI's products simply fun?

1. COOL FACTOR *including friendly, ergonomic designs combined with bold colors, materials and finishes*
2. MORE POSSIBILITIES *that let you lean back and relax—or lean forward to interact with content*
3. PLUG-AND-PLAY *for automated set-up, so the fun is only one click away*

PRODUCTS THAT ARE READY TO PLAY

Fusion and Infinity ○ An innovative remote and keyboard hybrid, UEI's new Fusion and Infinity platforms bring the convenience of a full-featured QWERTY keyboard together with a traditional universal remote control. The award-winning designs offer all the tools necessary for advanced content discovery, web browsing, gaming, and social media applications. Intelligent orientation detection automatically activates and deactivates the keyboard; just flip it over to switch from content discovery to device control.

Gaming Remotes ○ UEI is supplying the gaming remote with motion control that puts the fun in the Roku 2 streaming player. At the forefront of "over-the-top" content delivery, Roku is bringing casual gaming to the TV. We work closely with our customers to integrate pointing-control technology and Bluetooth connectivity into the design for the best casual gaming experience, along with sleek button controls for on-screen navigation. Now pass the popcorn—let's play.

UEI knows that fun is serious business. At the end of the day, fun means grabbing your interactive remote and posting your status online before sitting back to watch your favorite television show. For kids, it means playing online games with friends long after bedtime. And for OEMs and operators, it means more engaged consumers, new revenue streams, and higher end-user satisfaction.



DESIGNOVATION ○ *UEI is leading innovation through design. We start by listening to our customers. Then our engineering teams develop innovative, user-centric control solutions that today's consumers demand. We leverage our investments in research and development to ensure benefits across our entire product line—while providing scalable and customizable solutions to our customers around the world.*

UEI OFFICE LOCATIONS

1. CYPRESS, CALIFORNIA, USA
   Corporate Headquarters
   Design and Development
2. SAN MATEO, CALIFORNIA, USA
   Advanced Engineering
3. TWINSBURG, OHIO, USA
   North American Call Center
4. MANAUS, BRAZIL
   Operations and Manufacturing
5. ENSCHEDE, THE NETHERLANDS
   European Headquarters
   Retail Headquarters
6. BANGALORE, INDIA
   Software Development Center
7. SINGAPORE
   Asian Pacific Regional Office
8. HONG KONG, CHINA
   Asian Headquarters
   Operations and Manufacturing Hub
9. PANYU, CHINA
   Manufacturing
10. YANGZHOU, CHINA
    Manufacturing
11. TOKYO, JAPAN
    Regional Sales Office

UEI'S GLOBAL PRESENCE

Established Markets ○ UEI remains the global leader in wireless control technology for the connected home. In established markets, we have maintained our leading market share by delivering innovation that meets our customers' needs.

Emerging Markets ○ As the face of the market changes, we continue to pursue growth opportunities in emerging markets, from South America to Asia and Eastern Europe. With our acquisition of China-based Enson Assets Limited in November 2010, we expanded our global capabilities and our customer relationships. In 2011, more than half of our sales came from outside the United States for the first time in our history. Last year we opened our first assembly plant in Brazil to better serve this high-growth market.

Global Support ○ Our world-class logistics and operations capabilities allow us to meet our customers' exact requirements for delivery lead-times and flexibility wherever they are around the globe. With customer service teams in three regions, we support our customers locally, quickly, and efficiently. Overall, our supply chain excellence means we can manage supply and demand on a per product basis, ensuring our customers' continued success.



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UEI continues to expand its global reach and gain market share. We are growing in the markets we serve and expanding to achieve a truly global presence, with employees, offices, and design & manufacturing capabilities around the globe.


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* In November of 2010, UEI acquired Hong Kong-based Enson Assets Limited and its subsidiaries, including China-based C.G. Development and C.G. Technologies, for a net purchase value of $110 million.

** Adjusted pro forma metrics (non GAAP)

DEAR STOCKHOLDERS: A constant driver behind our accomplishments has been our ability to introduce innovative products and technologies that make it increasingly easier for people to connect, control, and interact within the home entertainment environment. In 2011, we continued executing against this vision. As a result, we added new customers and strengthened existing customer relationships, thereby expanding our global reach and strengthening our market share in an evolving industry.

Today, we design or build approximately one-third of all remote controls sold on the planet. Our customers span the biggest names in consumer electronics, cable and satellite broadcasting, and a growing category of internet-protocol based Over-the-Top content providers. In 2012, we expect to ship our billionth remote control—a great milestone for our company achieved by maintaining relationships with our current customers and growing new ones in emerging markets; such as Asia, Eastern Europe and South America; and through strategic acquisitions.

In November 2010, we purchased China-based Enson Assets Limited to add new relationships and manufacturing capabilities to serve original equipment manufacturers, or OEMs. In 2011, we successfully integrated the acquisition and for the first time, more than half of our sales came from outside the United States. Combined with organic growth, our annual net sales reached $468.6 million in 2011—up 41% from 2010 and an all-time high for our company. Annual net income increased to $23.6 million, or $1.55 per diluted share, compared to 2010 net income of $17.9 million, or $1.27 per share. 2011 marked our ninth straight year of continuous revenue growth and our 14th straight year of profitability.

25 YEARS OF INNOVATION ○ In 2011, we marked our 25th year of innovation. A key factor in our success over the years has been our ability to anticipate the needs of both consumers and our customers by introducing exciting new solutions to simplify the ever-changing home entertainment environment. As the face of remote control technology expands to include new technologies, we are developing remotes that bring new functionality, enhanced applications, and automated setup to the user's control experience.

With the rise of tablets and smartphones, the way the world watches TV is changing. Nielson estimates 70% of tablet owners use their tablets while watching television and 30% of the time using those tablets is spent in front of a TV. At the same time, IP-based Over-the-Top service providers are driving the proliferation of interactive set-top boxes and smart TVs.

In this evolving ecosystem, we are using our expertise in wireless control solutions to simplify interaction with increasingly complex products and content in home entertainment. Beyond the traditional remote, we are delivering new control technologies, intelligent software, and intellectual property. Key examples include the following.

UEI QuickSet ○ Already deployed in millions of households, our patented UEI QuickSet technologies offer the most automated set-up for universal remote controls. Our recently introduced UEI QuickSet 1.5 utilizes the data available over an HDMI connection to program the user's remote automatically by simply reading the brand and model information from the television. We are in development with several customers to roll out this technology this year.

Next-generation UEI QuickSet development is underway and will include the control of IR-


REVENUES
in $ millions
$ 287.1 M
$ 317.6 M
$ 331.8 M
$ 468.6 M*
2008
2009
2010
2011


EARNINGS PER SHARE**
$ 1.09
$ 1.05
$ 1.27
$ 1.35*
2008
2009
2010
2011

powered devices through the home network and integration of smart devices with almost no user configuration. Our UEI QuickSet technology roadmap has a simple goal—to make set up of the control device not just easy, but automatic. With each new iteration of this technology, we are getting closer to the day when the universal control device sets itself up with no effort from the user.

Fusion and Infinity ○ Our new Fusion and Infinity remote control platforms feature a full QWERTY keyboard. This makes them an ideal solution for digital set-top boxes requiring new navigation and text-entry functionality for advanced search functions, Web browsers or integrated social applications.

Fusion and Infinity remotes include UEI QuickSet 1.5 for complete automated set-up and UEI's Universal remote control Application Programming Interface (UAPI) for seamless integration and scalability of advanced navigation and control features on the target platform.

Connected Remotes ○ We are integrating ultra-low power, low-cost Wi-Fi Direct technologies in UEI's connected remote control platforms. This fast emerging standard saves battery life as it requires significantly less power than traditional Wi-Fi. Requiring only a simple software add-on to the Wi-Fi chipset, Wi-Fi Direct is inexpensive and backwards-compatible with existing Wi-Fi-certified devices.

Wi-Fi Direct is gaining rapid adoption and is natively supported in new operating systems, including Google's Android 4.0 and Microsoft Windows 8. According to In-Stat, every personal computer, consumer electronics device, and mobile phone that ships in 2014 with Wi-Fi silicon will be Wi-Fi Direct-enabled.

Through Wi-Fi Direct, UEI's connected remotes will be able to connect wirelessly to tablets and add them to the control ecosystem, providing a simpler, more user-friendly TV viewing experience to today's connected consumers. UEI's connected remote will create an easy-to-use infrared bridge, offering a "lean forward" control experience when a tablet is used, and a "lean back" experience with the more traditional connected remote.

GLOBAL LEADERSHIP ○ Our reputation for practical innovation, customer service, and supply chain excellence has made us the number one global player in our market. In 2012, we remain focused on building our leadership position in the markets we serve by leveraging our innovative remote control technology to drive growth.

We also continue to expand our global reach into fast-growing regions, where we have made investments in infrastructure, personnel, and commercial operations. One great example of this is Latin America, where the pay TV consumer electronics sectors are projected to exhibit strong growth over the next several years. Looking ahead, we will continue to stay ahead of emerging trends by anticipating the needs of both customers and consumers, just as we have with IP-based set-top boxes, Over-the-Top services, smart TVs, and smart devices.

We have a clear strategy to continue our growth trajectory by adding new customers, growing relationships with current customers, and expanding our position in new regions. We are confident this strong platform will enable us to do just that, and we look forward to updating you on our progress.

Sincerely,

PAUL ARLING
Chairman and CEO

FORWARD-LOOKING STATEMENTS: This Annual Report on Form 10-K, including "ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS", contains statements that may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. Forward-looking statements include but are not limited to any projections of revenue, margins, expenses, tax provisions, earnings, cash flows, benefit obligations, share repurchases other financial items; plans, strategies and objectives of management for future operations; expected developments relating to products or services; labor issues, particularly in Asia; future economic conditions or performance; pending claims or disputes; expectation or belief; and assumptions underlying any of the foregoing.

These forward-looking statements are based upon management's assumptions. While we believe the forward-looking statements made in this report are based upon reasonable assumptions, any assumption is subject to a number of risks and uncertainties. If these risks and uncertainties ever materialize and management's assumptions prove incorrect, our results may differ materially from those expressed or implied by these forward-looking statements and assumptions. Further, any forward-looking statement speaks only as of the date the statement is made. We are not obligated to update forward-looking statements to reflect unanticipated events or circumstances occurring after the date the statement was made. New factors emerge from time to time. It is not possible for management to predict or assess the impact of all factors on the business, or the extent they may cause actual results to differ materially from those contained in any forward-looking statements. Therefore, forward-looking statements should not be relied upon as a prediction of actual future results.

Management assumptions that are subject to risks and uncertainties include those that are made about macro-economic and geopolitical trends and events; foreign currency exchange rates; the execution and performance of contracts by customers, suppliers and partners; the challenges of managing asset levels, including inventory; the difficulty of aligning expense levels with revenue changes; the outcome of pending legislation and accounting pronouncements; and other risks described in this report, including those discussed in "ITEM 1A. RISK FACTORS", "ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and described in our Securities and Exchange Commission filings subsequent to this report.

Business

BUSINESS OF UNIVERSAL ELECTRONICS INC.

Universal Electronics Inc. was incorporated under the laws of Delaware in 1986 and began operations in 1987. The principal executive offices are located at 6101 Gateway Drive, Cypress, California 90630. As used herein, the terms "we", "us" and "our" refer to Universal Electronics Inc. and its subsidiaries unless the context indicates to the contrary.

Additional information regarding UEI may be obtained at www.uei.com. Our website address is not intended to function as a hyperlink and the information available at our website address is not incorporated by reference into this Annual Report on Form 10-K. We make our periodic and current reports, together with amendments to these reports, available on our website, free of charge, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the U.S. Securities and Exchange Commission ("SEC"). The SEC maintains a website at www.sec.gov that contains the reports, proxy and other information that we file electronically with the SEC.

BUSINESS SEGMENT

OVERVIEW ○ Universal Electronics Inc. develops and manufactures a broad line of pre-programmed universal wireless remote control products, audio-video accessories, and software that are marketed to enhance home entertainment systems. Our offerings include the following:

- easy-to-use, pre-programmed universal infrared ("IR") and radio frequency ("RF") remote controls that are sold primarily to subscription broadcasting providers (cable, satellite and IPTV), original equipment manufacturers ("OEMs"), retailers, and private label customers;
- audio-video ("AV") accessories sold to consumers;
- integrated circuits, on which our software and universal IR remote control database is embedded, sold primarily to OEMs, subscription broadcasting providers, and private label customers;
- intellectual property which we license primarily to OEMs, software development companies, private label customers, and subscription broadcasting providers; and
- software, firmware and technology solutions that can enable devices such as TVs, set-top boxes, stereos, automotive audio systems, cell phones and other consumer electronic devices to wirelessly connect and interact with home networks and interactive services to deliver digital entertainment and information.

Our business is comprised of one reportable segment.

PRINCIPAL PRODUCTS AND MARKETS ○ Our principal markets include the subscription broadcasting, OEM, retail, and private label companies that operate in the consumer electronics market.

We provide subscription broadcasting providers, both domestically and internationally, with our universal remote control devices and integrated circuits, on which our software and IR code database library is embedded. We also sell our universal remote control devices and integrated circuits, on which our software and IR code database library is embedded, to OEMs that manufacture AV devices including digital set-top boxes.

For the years ended December 31, 2011, 2010, and 2009, our sales to DIRECTV and its sub-contractors collectively accounted for 12.2%, 13.7%, and 21.1% of our net sales, respectively. For the year ended December 31, 2011, our sales to Sony and its sub-contractors collectively accounted for 10.3% of our net sales. Our sales to Sony and its sub-contractors collectively did not exceed 10% of our net sales for the years ended December 31, 2010 and 2009. Our sales to Comcast Communications, Inc. and its sub-contractors collectively accounted for 12.9%, and 11.1% of our net sales for the years ended December 31, 2010 and 2009, respectively. Our sales to Comcast Communications, Inc. and its sub-contractors collectively did not exceed 10% of our net sales for the year ended December 31, 2011. No other single customer accounted for 10% or more of our net sales in 2011, 2010, or 2009.

We continue to pursue further penetration of the more traditional OEM consumer electronics markets. Customers in these markets package our wireless control devices for resale with their AV home entertainment products. Growth in this market has been driven by the proliferation and increasing complexity of home entertainment equipment, emerging digital technology, multimedia and interactive internet applications, and the increasing number of OEMs.

We continue to place significant emphasis on expanding our sales and marketing efforts to subscription broadcasters and OEMs in Asia, Latin America and Europe. On November 4, 2010, we acquired Enson Assets Limited ("Enson") for total consideration of approximately $125.8 million. Our acquisition of Enson enhances our ability to compete in the OEM and subscription broadcasting markets, particularly in Asia. In addition, during 2010 we opened a new subsidiary in Brazil, which has allowed us to increase our reach and better compete in the Latin American subscription broadcast market. We will continue to add new sales and administrative people to support anticipated sales growth in these markets over the next few years.

Our One For All® brand name remote control and accessories sold within the international retail markets accounted for 9.3%, 12.4%, and 12.6% of our total net sales for the years ended December 31, 2011, 2010, and 2009, respectively. Throughout 2011, we continued our international retail sales and marketing efforts. Financial information relating to our international operations for the years ended December 31, 2011, 2010, and 2009 is included in "ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA-Notes to Consolidated Financial Statements-Note 15".

INTELLECTUAL PROPERTY AND TECHNOLOGY ○ We hold a number of patents in the United States and abroad related to our products and technology, and have filed domestic and foreign applications for other patents that are pending. We had a total of 223 and 206 issued and pending United States patents at the end of 2011 and 2010, respectively. The increase in the number of issued and pending patents in the United States resulted from 22 new patent filings, offset by our abandonment of 5 patents.

Our patents have remaining lives ranging from approximately one to eighteen years. We have also obtained copyright registration and claim copyright protection for certain proprietary software and libraries of IR codes. Additionally, the names of many of our products are registered, or are being registered, as trademarks in the United States Patent and Trademark Office and in most of the other countries in which such products are sold. These registrations are valid for terms ranging up to 20 years and may be renewed as long as the trademarks continue to be used and are deemed by management to be important to our operations. While we follow the practice of obtaining patent, copyright and trademark registrations on new developments whenever advisable, in certain cases, we have elected common law trade secret protection in lieu of obtaining such other protection.

Since our beginning in 1986, we have compiled an extensive IR code database library that covers over 606,500 individual device functions and approximately 4,500 individual consumer electronic equipment brand names. Our library is regularly updated with IR codes used in newly introduced AV devices. These IR codes are captured directly from the remote control devices or the manufacturer's written specifications to ensure the accuracy and integrity of the database. We believe that our universal remote control database is capable of controlling virtually all IR controlled set-top boxes, televisions, audio components, DVD players, and CD players, as well as most other infrared remote controlled home entertainment devices and home automation control modules worldwide.

Our proprietary software and know-how permit us to compress IR codes before we load them into our products. This provides significant cost and space efficiencies that enable us to include more codes and features in the memory space of our wireless control devices than are included in the similarly priced products of our competitors.

With today's rapidly changing technology, upgradeability ensures the compatibility of our remote controls with future home entertainment devices. We have developed patented technology that provides users the capability to easily upgrade the memory of our remote controls with IR codes that were not originally included using their entertainment device, personal computer or telephone. These options utilize one or two-way communication to upgrade the remote controls' IR codes or firmware depending on the requirements.

Each of our wireless control devices is designed to simplify the use of home entertainment and other equipment. To appeal to the mass market, the number of buttons is minimized to include only the most popular functions. Another ease of use feature we offer in several of our products is our user programmable macro key. This feature allows the user to program a sequence of commands onto a single key, to be played back each time that key is subsequently pressed.

Our remote controls are also designed for easy set-up. For most of our products, the consumer simply inputs a four-digit code for each device to be controlled. During 2010 and 2011, we continued to enhance our web-based EZ-RCTM Remote Control Setup Wizard application (which we first developed during 2007) ("EZ-RCTM") and released additional products capable of connecting to it. EZ-RCTM built on our strategy of developing new products and technologies to further simplify remote control set-up. Once our wireless device is connected to a personal computer, our customers may utilize EZ-RCTM graphical interface to fully program the remote control. Each remote control user may create their own personal profile on the device with their favorite channels, custom functions, and more. In addition, we launched products utilizing the EZ-RCTM application into the international retail market during the fourth quarter of 2008 and the North American retail market during the third quarter of 2009.

UEI QuickSet is a firmware application that may be embedded on an AV device, such as a set-top box. UEI QuickSet enables universal remote control set-up using guided on-screen instructions and a wireless two-way communication link between the remote and the UEI QuickSet embedded AV equipment. UEI's XMP technology, an extensible multimedia protocol, enables the two-way wireless communication between the universal remote control and the AV device, allowing IR code data and configuration settings to be sent to the remote control from the AV equipment. The user identifies the type and brand of the device to be controlled and then the UEI QuickSet application performs a test to confirm that the remote is controlling the equipment correctly. UEI QuickSet also saves the user-defined remote setting, enabling consumers to quickly transfer the setup configuration to a replacement remote. When the AV device has network connectivity, the IR code database and application may be continually updated to include the latest devices and functions.

During 2010, we released an upgrade to our UEI QuickSet application. The latest version of UEI QuickSet utilizes data transmitted over HDMI to automatically detect a connected device and then determine and download the correct code into the remote control without the need for the user to enter in any additional information. The user does not need to know the model number or brand to setup the device in the remote. Any new device that is connected is recognized. Consumers can easily and quickly set-up their remotes to control multiple devices.

Also during 2010, we developed our Low Energy IR Engine ("LowEIR"). LowEIR uses a combination of silicon, hardware, and software to substantially reduce energy usage in IR remotes without sacrificing performance. With LowEIR, battery life may be extended by years on traditional two battery infrared remote control designs. LowEIR is compatible with all IR protocols and is especially efficient with our XMP® protocols. Implementation does not require any modifications to the target device and is scalable to support a wide range of performance requirements. Because LowEIR requires less energy, and potentially fewer batteries, this may reduce waste and tariffs, making it both an environmentally friendly option for consumers and a financially sound solution for device manufacturers and system operators.

Our Universal Remote Application Programming Interface ("UAPI") is integrated into a remote and its target device, such as set-top box or television, allowing device manufacturers to extend existing remote control standards to deliver an enhanced consumer control experience. UAPI greatly reduces the time required to design and develop advanced, custom features that require synchronization between the remote and target device. UAPI enables support for a variety of new interface technologies, such as capacitive touch or optical finger navigation. In addition, UAPI has native support for the UEI QuickSet application which delivers simplified device setup experience. UAPI focuses on consumer-centric applications around the home theater experience and delivers a risk-free path for OEMs to develop solutions that extend the interface into the hands of the user.

METHODS OF DISTRIBUTION ○ Our distribution methods for our remote control devices are dependent on the sales channel. We distribute remote control devices directly to subscription broadcasters and OEMs, both domestically and internationally. Outside of North America, we sell our wireless control devices and AV accessories under the One For All® and private label brand names to retailers through our international subsidiaries. We utilize third party distributors for the retail channel in countries where we do not have subsidiaries.

We have developed a broad portfolio of patented technologies and the industry's leading database of IR and RF codes. We ship integrated circuits, on which our software and code database is embedded, directly to manufacturers for inclusion in their products. In addition, we license our software and technology to manufacturers. Licenses are delivered upon the transfer of a product master or on a per unit basis when the software or technology is used in a customer device.

We provide domestic and international consumer support to our various universal remote control marketers, including manufacturers, cable and satellite providers, retail distributors, and audio and video original equipment manufacturers through our automated "InterVoice" system. Live agent help is available through certain programs. We also make available a free web-based support resource, www.urcsupport.com, designed specifically for subscription broadcasters. This solution offers interactive online demos and tutorials to help users easily setup their remote and commands, and as a result reduces call volume at customer support centers. Additionally, ActiveSupport®, a call center, provides customer interaction management services from service and support to retention. Pre-repair calls, post-install surveys, and inbound calls to customers provide greater bottom-line efficiencies. We continue to review our programs to determine their value in improving the sales of our products.

Our twenty-four international subsidiaries are the following:

- Universal Electronics B.V., established in the Netherlands;
- One For All GmbH, established in Germany;
- One for All Iberia S.L., established in Spain;
- One For All UK Ltd., established in the United Kingdom;
- One For All Argentina S.R.L., established in Argentina;
- One For All France S.A.S., established in France;
- Universal Electronics Italia S.R.L. established in Italy;
- UE Singapore Pte. Ltd., established in Singapore;
- UEI Hong Kong Pte. Ltd., established in Hong Kong;
- UEI Electronics Pte. Ltd., established in India;
- UEI Cayman Inc., established in the Cayman Islands;
- UEI Hong Kong Holdings Co. Pte. Ltd., established in Hong Kong;
- Universal Electronics (Shenzhen) LLC., established in the PRC;
- UEI Brasil Controles Remotos Ltda., established in Brazil;
- Enson Assets Ltd., established in the British Virgin Islands;
- C.G. Group Ltd., established in the British Virgin Islands;
- C.G. Development Ltd., established in Hong Kong;
- Gemstar Technology (China) Co. Ltd., established in the PRC;

- Gemstar Technology (Yang Zhou) Co. Ltd., established in the PRC;
- Gemstar Technology (Qinzhou) Co. Ltd., established in the PRC;
- C.G. Technology Ltd., established in Hong Kong;
- Gemstar Polyfirst Ltd., established in Hong Kong;
- C.G. Timepiece Ltd., established in Hong Kong;
- C.G. Asia Ltd., established in the British Virgin Islands.

RAW MATERIALS AND DEPENDENCE ON SUPPLIERS

We utilize our own manufacturing plants and third-party manufacturers and suppliers primarily located within the PRC to produce our remote control products. In 2011, Samsung provided 10.2% of our total inventory purchases. In 2010, Samsung and Computime each provided more than 10% of our total inventory purchases. They collectively provided 34.2% of our total inventory purchases for 2010. In 2009, Samsung, Computime, C.G. Development, and Samjin each provided more than 10% of our total inventory purchases. They collectively provided 77.4% of our total inventory purchases for 2009.

Even though we own and operate two factories in the PRC and one assembly plant in Brazil, we continue to evaluate additional contract manufacturers and sources of supply. During 2011, we utilized multiple contract manufacturers and maintained duplicate tooling for certain of our products. Where possible we utilize standard parts and components, which are available from multiple sources. We continually seek additional sources to reduce our dependence on our integrated circuit suppliers. To further manage our integrated circuit supplier dependence, we include flash microcontroller technology in most of our products. Flash microcontrollers can have shorter lead times than standard microcontrollers and may be reprogrammed, if necessary. This allows us flexibility during any unforeseen shipping delays and has the added benefit of potentially reducing excess and obsolete inventory exposure. This diversification lessens our dependence on any one supplier and allows us to negotiate more favorable terms.

SEASONALITY

Historically, our business has been influenced by the retail sales cycle, with increased sales in the second half of the year. We expect this pattern to be repeated during 2012.

See "ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA — Notes to the Consolidated Financial Statements — Note 22" for further details regarding our quarterly results.

COMPETITION

Our principal competitors in the subscription broadcasting market are Contec, Philips Consumer Electronics, and Universal Remote Control. In the international retail and private label markets for wireless controls we compete with Logitech, Philips Consumer Electronics, Ruwido and Sony, as well as various manufacturers of wireless controls in Asia. Our primary competitors in the OEM market are the original equipment manufacturers themselves and wireless control manufacturers in Asia. We compete against Logitech, Philip Consumer Electronics, Ruwido, SMK, Universal Remote Control, and various manufacturers in Asia in the IR database market. We compete in our markets on the basis of product quality, features, price, intellectual property and customer support. We believe that we will need to continue to introduce new and innovative products to remain competitive and to recruit and retain competent personnel to successfully accomplish our future objectives.

ENGINEERING, RESEARCH AND DEVELOPMENT

During 2011, our engineering efforts focused on the following:

- modifying existing products and technologies to improve features and lower costs;
- formulating measures to protect our proprietary technology and general know-how;
- improving our software so that we may pre-program more codes into our memory chips;
- broadening our product portfolio;
- simplifying the set-up and upgrade process for our wireless control products; and
- updating our library of IR codes to include IR codes for new features and devices introduced worldwide.

During 2011, our advanced engineering efforts focused on further developing our existing products, services and technologies. We released software updates to our web-based EZ-RC™ Remote Control Setup Wizard as well as our embedded UEI Quickset application. We continued development of our LowEIR technology solution and kicked off new development projects for emerging RF technologies, such as RF4CE, Bluetooth and WiFi Direct. We also began work on developing a Modular Remote Framework ("MoRF") tool to support flexible portability of our software solutions to existing and future silicon platforms. Additionally, we also released several new models in our subscription broadcast, OEM and consumer retail channels during 2011.

On February 18, 2009, we acquired certain patents, intellectual property and other assets related to the universal remote control business from Zilog Inc. (NASDAQ: ZILG) for approximately $9.5 million in cash. The purchase included Zilog's full library and database of infrared codes and software tools. We also hired 116 of Zilog's sales and engineering personnel, including all 107 of Zilog's personnel located in India. The engineering personnel acquired from Zilog are focused on the capture of IR codes and the development of firmware leading to more complete solutions to customer needs, the conceptual formulation and design of possible alternatives, as well as the testing of process and product cost improvements. These efforts enable us to provide customers with reductions in design cycle times, lower costs, and improvements in integrated circuit design, product quality and overall functional performance. These efforts also enable us to further penetrate existing markets, pursue new markets more effectively and expand our business.

Our personnel are involved with various industry organizations and bodies, which are in the process of setting standards for infrared, radio frequency, power line, telephone and cable communications and networking in the home. There can be no assurance that any of our research and development projects will be successfully completed.

Our expenditures on engineering, research and development were:

(IN MILLIONS):	2011	2010	2009
Research and development [1]	$ 12.3	$ 10.7	$ 8.7
Engineering [2]	9.8	9.5	9.4
Total engineering, research and development	$ 22.1	$ 20.2	$ 18.1

[1] Research and development expense for the years ended 2011, 2010, and 2009 include $0.3 million, $0.5 million, and $0.4 million of stock-based compensation expense, respectively.

[2] Engineering costs are included in SG&A.

ENVIRONMENTAL MATTERS

Many of our products are subject to various federal, state, local and international laws governing chemical substances in products, including laws regulating the manufacture and distribution of chemical substances and laws restricting the presence of certain substances in electronics products. We may incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, third-party damages or personal injury claims, if we were to violate or become liable under environmental laws or if our products become non-compliant with environmental laws. We also face increasing complexity in our product design and procurement operations as we adjust to new and future requirements relating to the materials composition of our products.

We may also face significant costs and liabilities in connection with product take-back legislation. The European Union enacted the Waste Electrical and Electronic Equipment Directive ("WEEE"), which makes producers of electrical goods, including computers and printers, financially responsible for specified collection, recycling, treatment and disposal of past and future covered products. Our European subsidiaries are WEEE compliant. Similar legislation has been or may be enacted in other jurisdictions, including in the United States, Canada, Mexico, PRC and Japan.

We believe that we have materially complied with all currently existing international and domestic federal, state and local statutes and regulations regarding environmental standards and occupational safety and health matters to which we are subject. During the years ended December 31, 2011, 2010 and 2009, the amounts incurred in complying with federal, state and local statutes and regulations pertaining to environmental standards and occupational safety and health laws and regulations did not materially affect our earnings or financial condition. However, future events, such as changes in existing laws and regulations or enforcement policies, may give rise to additional compliance costs that may have a material adverse effect upon our capital expenditures, earnings or financial condition.

EMPLOYEES

At December 31, 2011, we employed 1,868 employees, of which 426 worked in engineering and research and development, 80 in sales and marketing, 140 in consumer service and support, 994 in operations and warehousing and 228 in executive and administrative functions. In addition, Enson has an additional 7,935 staff contracted through agency agreements.

Labor unions represent approximately 4.2% of our 1,868 employees. These unionized workers, employed within Manaus, Brazil, are represented under contract with the Sindicato dos Trabalhadores das Industrias de Aparelhos Eléctricos, Eletrônicos e Similares de Manaus. Our business units are subject to various laws and regulations relating to their relationships with their employees. These laws and regulations are specific to the location of each business unit. We believe that our relationships with employees and their representative organizations are good.

INTERNATIONAL OPERATIONS

Financial information relating to our international operations for the years ended December 31, 2011, 2010 and 2009 is incorporated by reference to "ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA — Notes to Consolidated Financial Statements — Note 15".

Risk Factors

Forward Looking Statements We caution that the following important factors, among others (including, but not limited to, factors discussed below in "ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," as well as those factors discussed elsewhere in this Annual Report on Form 10-K, or in our other reports filed from time to time with the Securities and Exchange Commission), may affect our actual results and may contribute to or cause our actual consolidated results to differ materially from those expressed in any of our forward-looking statements. The factors included here are not exhaustive. Further, any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all such factors, nor can we assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Therefore, forward-looking statements should not be relied upon as a prediction of actual future results.

While we believe that the forward-looking statements made in this report are based on reasonable assumptions, the actual outcome of such statements is subject to a number of risks and uncertainties, including the failure of our markets to continue growing and expanding in the manner we anticipated; the failure of our customers to grow and expand as we anticipated; the effects of natural or other events beyond our control, including the effects of political unrest, war or terrorist activities may have on us or the economy; the economic environment's effect on us or our customers; the growth of, acceptance of and the demand for our products and technologies in various markets and geographical regions, including cable, satellite, consumer electronics, retail, digital media/technology, CEDIA, and interactive TV industries not materializing or growing as we believed; our inability to add profitable complementary products which are accepted by the marketplace; our inability to attract and retain quality workforce at adequate levels in all regions of the world, and particularly Asia; our inability to continue to maintain our operating costs at acceptable levels through our cost containment efforts; our inability to realize tax benefits from various tax projects initiated from time to time; our inability to continue selling our products or licensing our technologies at higher or profitable margins; our inability to obtain orders or maintain our order volume with new and existing customers; the possible dilutive effect our stock incentive programs may have on our earnings per share and stock price; our inability to continue to obtain adequate quantities of component parts or secure adequate factory production capacity on a timely basis; and other factors listed from time to time in our press releases and filings with the Securities and Exchange Commission.

RISKS RELATED TO DOING BUSINESS IN THE PEOPLE'S REPUBLIC OF CHINA ***Changes in the policies of the People's Republic of China ("PRC") government may have a significant impact upon the business we may be able to conduct in the PRC and the profitability of such business.***

Our business operations may be adversely affected by the current and future political environment in the PRC. The PRC has operated as a socialist state since the mid-1900s and is controlled by the PRC's Communist Party. The Chinese government exerts substantial influence and control over the manner in which we must conduct our business activities. The PRC has only permitted provincial and local economic autonomy and private economic activities since 1988. The government of the PRC has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy, through regulation and state ownership. Our ability to operate in the PRC may be adversely affected by changes in Chinese laws and regulations, including those relating to taxation, labor and social insurance, import and export tariffs, raw materials, environmental regulations, land use rights, property and other matters. Under current leadership, the government of the PRC has been pursuing economic reform policies that encourage private economic activity and greater economic decentralization. There is no assurance, however, that the government of the PRC will continue to pursue these policies, or that it will not significantly alter these policies from time to time without notice.

The PRC's economy is in a transition from a planned economy to a market oriented economy subject to five-year and annual plans adopted by the government that set national economic development goals. Policies of the PRC government may have significant effects on the economic conditions of the PRC. The PRC government has confirmed that economic development will follow the model of a market economy. Under this direction, we believe that the PRC will continue to strengthen its economic and trading relationships with foreign countries and business development in the PRC will follow market forces. While we believe that this trend will continue, there can be no assurance that this will be the case.

A change in policies by the PRC government may adversely affect our interests by, among other factors: changes in laws, regulations or the interpretation thereof, confiscatory taxation, restrictions on currency conversion, imports or sources of supplies, or the expropriation or nationalization of private enterprises. Although the PRC government has been pursuing economic reform policies for more than two decades, there is no assurance that the government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting the PRC's political, economic and social life.

The PRC laws and regulations governing our current business operations are sometimes vague and uncertain. Any changes in such PRC laws and regulations may harm our business. The PRC laws and regulations governing our current business operations are sometimes vague and uncertain. The PRC's legal system is a civil law system based on written statutes, in which decided legal cases have little value as precedents unlike the common law system prevalent in the United States. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including but not limited to the laws and regulations governing our business, or the enforcement and performance of our arrangements with customers in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. The Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, labor and social insurance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published cases and judicial interpretation and their lack of force as precedents, interpretation and enforcement of these laws and regulations involve significant uncertainties. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We are considered a foreign person or foreign funded enterprise under PRC laws, and as a result, we are required to comply with PRC laws and regulations. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our businesses. If the relevant authorities find that we are in violation of PRC laws or regulations, they would have broad discretion in dealing with such a violation, including, without limitation:

- levying fines;
- revoking our business and other licenses;
- requiring that we restructure our ownership or operations; and
- requiring that we discontinue any portion or all of our business.

The fluctuation of the Chinese Yuan Renminbi may harm your investment. Under Chinese monetary policy, the Chinese Yuan Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This policy, which was initiated during 2005, has resulted in an approximately 28.9% appreciation of the Chinese Yuan Renminbi against the U.S. dollar as of December 31, 2011. While the international reaction to the Chinese Yuan Renminbi revaluation has been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Chinese Yuan Renminbi against the U.S. dollar.

The PRC's legal and judicial system may not adequately protect our business and operations and the rights of foreign investors. The PRC legal and judicial system may negatively impact foreign investors. In an amendment to the PRC's Constitution, foreign investment and the guarantee of the "lawful rights and interests" of foreign investors in the PRC was made possible. However, the PRC's system of laws is not yet comprehensive. The legal and judicial systems in the PRC are still rudimentary, and enforcement of existing laws is inconsistent. The PRC judiciary is relatively inexperienced in enforcing the laws that do exist, resulting in judicial decision-making that is more uncertain than would be expected elsewhere in the world. It may be impossible to obtain swift and equitable enforcement of laws that do exist, or to obtain enforcement of the judgment of one court by a court of another jurisdiction. The PRC's legal system is based on the civil law regime, that is, it is based on written statutes; a decision by one judge does not set a legal precedent that is required to be followed by judges in other cases. In addition, the interpretation of Chinese laws may be varied to reflect domestic political changes.

The promulgation of new laws, changes to existing laws and the pre-emption of local regulations by national laws may adversely affect foreign investors. However, the trend of legislation since the amendment to the PRC's Constitution has significantly enhanced the protection of foreign investment and allowed for more control by foreign parties of their investments in Chinese enterprises. There can be no assurance that a change in leadership, social or political disruption, or unforeseen circumstances affecting the PRC's political, economic or social life, will not affect the PRC government's ability to continue to support and pursue these reforms. Such a shift may have a material adverse effect on our business and prospects.

Availability of adequate workforce levels Presently, the vast majority of workers at our PRC factories are obtained from third-party employment agencies. As the labor laws, social insurance and wage levels continue to mature and grow and the workers become more sophisticated, our costs to employ these and other workers in the PRC may grow beyond that anticipated by management. In addition, as the PRC market continues to open up and grow, with the advent of more companies opening plants and businesses in the PRC, we could experience an increase in competing for the same workers, resulting in either an inability to attract and retain an adequate number of qualified workers or an increase in our employment costs to obtain and retain these workers.

Expansion in the PRC As our global business grows, we may decide to expand in China to meet demand. This would be dependent on our ability to locate suitable facilities to support this expansion, to obtain the necessary permits and funding, to attract and retain adequate levels of qualified workers, and to enter into a long term land lease that is common in the PRC.

Any recurrence of severe acute respiratory syndrome, or SARS, or other widespread public health problems, could harm our operations. A renewed outbreak of SARS or other widespread public health problems (such as bird flu and swine flu) in the PRC could significantly harm our operations. Our operations may be impacted by a number of health-related factors, including quarantines or closures of some of our offices that would adversely disrupt our operations. Any of the foregoing events or other unforeseen consequences of public health problems could significantly harm our operations.

RISKS RELATED TO THE RECENT FINANCIAL CRISIS AND SEVERE TIGHTENING IN THE GLOBAL CREDIT MARKETS ○ General economic conditions, both domestic and international, have an impact on our business and financial results. The ongoing global financial crisis affecting the banking system and financial markets has resulted in a severe tightening in the credit markets, a low level of liquidity in many financial markets, and extreme volatility in credit and equity markets. This financial crisis may impact our business in a number of ways, including:

Potential deferment of purchases and orders by customers Uncertainty about current and future global economic conditions may cause consumers, businesses and governments to defer purchases in response to tighter credit, decreased cash availability and declining consumer confidence. Accordingly, future demand for our products may differ materially from our current expectations.

Customers' inability to obtain financing to make purchases from us and/or maintain their business Some of our customers require substantial financing in order to fund their operations and make purchases from us. The inability of these customers to obtain sufficient credit to finance purchases of our products may adversely impact our financial results. In addition, if the financial crisis results in insolvencies for our customers, it may adversely impact our financial results.

Potential impact on trade receivables Credit market conditions may slow our collection efforts as customers experience increased difficulty in obtaining requisite financing, leading to higher than normal accounts receivable balances and longer DSOs. This may result in greater expense associated with collection efforts and increased bad debt expense.

Negative impact from increased financial pressures on third-party dealers, distributors and retailers We make sales in certain regions of the world through third-party dealers, distributors and retailers. Although many of these third parties have significant operations and maintain access to available credit, others are smaller and more likely to be impacted by the significant decrease in available credit that has resulted from the current financial crisis. If credit pressures or other financial difficulties result in insolvency for these third parties and we are unable to successfully transition our end customers to purchase products from other third parties or from us directly, it may adversely impact our financial results.

Negative impact from increased financial pressures on key suppliers Our ability to meet customers' demands depends, in part, on our ability to obtain timely and adequate delivery of quality materials, parts and components from our suppliers. Certain of our components are available only from a single source or limited sources. If certain key suppliers were to become capacity constrained or insolvent as a result of the financial crisis, it may result in a reduction or interruption in supplies or a significant increase in the price of supplies and adversely impact our financial results. In addition, credit constraints at key suppliers may result in accelerated payment of accounts payable by us, impacting our cash flow.

DEPENDENCE UPON KEY SUPPLIERS ○ During 2011, Samsung provided $29.1 million, or 10.2%, of our total inventory purchases. During 2010, Samsung and Computime each provided over 10% of our total inventory purchases. Purchases from these suppliers collectively amounted to $67.0 million, or 34.2%, of our total inventory purchases in 2010. During 2009, Samsung, Computime, C.G. Development, and Samjin each provided over 10% of our total inventory purchases. Purchases from these suppliers collectively amounted to $147.8 million, or 77.4%, of our total inventory purchases in 2009.

Most of the components used in our products are available from multiple sources. However, we have elected to purchase integrated circuits, used principally in our wireless control products, from primarily three sources. To reduce our dependence on our integrated circuits suppliers we continually seek additional sources. We maintain inventories of our integrated circuits, which may be used in part to mitigate, but not eliminate, delays resulting from supply interruptions.

We have identified alternative sources of supply for our integrated circuit, component parts, and finished goods needs; however, there can be no assurance that we will be able to continue to obtain these inventory purchases on a timely basis. Any extended interruption, shortage or termination in the supply of any of the components used in our products, or a reduction in their quality or reliability, or a significant increase in prices of components, would have an adverse effect on our operating results, financial position and cash flows.

Disruption of our supply chain could have an adverse effect on our business, financial condition and results of operations Our ability, including manufacturing or distribution capabilities, and that of our suppliers, business partners and contract manufacturers, to make, move and sell products is critical to our success. Damage or disruption to our or their manufacturing or distribution capabilities due to weather, natural disaster, fire or explosion, terrorism, pandemics, strikes, or other reasons, could impair our ability to manufacture or sell our products. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, could adversely affect our business, financial condition and results of operations, as well as require additional resources to restore our supply chain.

DEPENDENCE ON FOREIGN MANUFACTURING ○ Even after our acquisition of the factories in the PRC, third-party manufacturers located in the PRC will continue to manufacture a majority of our products. Our arrangements with these foreign manufacturers are subject to the risks of doing business abroad, such as tariffs, environmental and trade restrictions, intellectual property protection and enforcement, export license requirements, work stoppages, political and social instability, economic and labor conditions, foreign currency exchange rate fluctuations, changes in laws and policies (including fiscal policies), and other factors, which may have a material adverse effect on our business, results of operations and cash flows. We believe that the loss of any one or more of our manufacturers would not have a long-term material adverse effect on our business, results of operations and cash flows, because numerous other manufacturers are available to fulfill our requirements; however, the loss of any of our major manufacturers may adversely affect our business, operating results, financial condition and cash flows until alternative manufacturing arrangements are secured.

POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS ○ We may from time to time increase our operating expenses to fund greater levels of research and development, sales and marketing activities, development of new distribution channels, improvements in our operational and financial systems and development of our customer support capabilities, and to support our efforts to comply with various government regulations. To the extent such expenses precede or are not subsequently followed by increased revenues, our business, operating results, financial condition and cash flows will be adversely affected.

In addition, we may experience significant fluctuations in future quarterly operating results that may be caused by many other factors, including demand for our products, introduction or enhancement of products by us and our competitors, the loss or acquisition of any significant customers, market acceptance of new products, price reductions by us or our competitors, mix of distribution channels through which our products are sold, product or supply constraints, level of product returns, mix of customers and products sold, component pricing, mix of international and domestic revenues, foreign currency exchange rate fluctuations and general economic conditions. In addition, as a strategic response to changes in the competitive environment, we may from time to time make certain pricing or marketing decisions or acquisitions that may have a material adverse effect on our business, results of operations or financial condition. As a result, we believe period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of future performance.

Due to all of the foregoing factors, it is possible that in some future quarters our operating results will be below the expectations of public market analysts and investors. If this happens the price of our common stock may be materially adversely affected.

DEPENDENCE ON CONSUMER PREFERENCE ○ We are susceptible to fluctuations in our business based upon consumer demand for our products. In addition, we cannot guarantee that increases in demand for our products associated with increases in the deployment of new technology will continue. We believe that our success depends on our ability to anticipate, gauge and respond to fluctuations in consumer preferences. However, it is impossible to predict with complete accuracy the occurrence and effect of fluctuations in consumer demand over a product's life cycle. Moreover, we caution that any growth in revenues that we achieve may be transitory and should not be relied upon as an indication of future performance.

DEMAND FOR CONSUMER SERVICE AND SUPPORT ○ We have continually provided domestic and international consumer service and support to our customers to add overall value and to help differentiate us from our competitors. We continually review our service and support group and are marketing our expertise in this area to other potential customers. There can be no assurance that we will be able to attract new customers in the future.

In addition, certain of our products have more features and are more complex than others and therefore require more end-user technical support. In some instances, we rely on distributors or dealers to provide the initial level of technical support to the end-users. We provide the second level of technical support for bug fixes and other issues at no additional charge. Therefore, as the mix of our products includes more of these complex product lines, support costs may increase, which may have an adverse effect on our business, operating results, financial condition and cash flows.

DEPENDENCE UPON NEW PRODUCT INTRODUCTION ○ Our ability to remain competitive in the wireless control and AV accessory products market will depend considerably upon our ability to successfully identify new product opportunities, as well as develop and introduce these products and enhancements on a timely and cost effective basis. There can be no assurance that we will be successful at developing and marketing new products or enhancing our existing products, or that these new or enhanced products will achieve consumer acceptance and, if achieved, will sustain that acceptance. In addition, there can be no assurance that products developed by others will not render our products non-competitive or obsolete or that we will be able to obtain or maintain the rights to use proprietary technologies developed by others which are incorporated in our products. Any failure to anticipate or respond adequately to technological developments and customer requirements, or any significant delays in product development or introduction, may have a material adverse effect on our operating results, financial condition and cash flows.

In addition, the introduction of new products may require significant expenditures for research and development, tooling, manufacturing processes, inventory and marketing. In order to achieve high volume production of any new product, we may have to make substantial investments in inventory and expand our production capabilities.

DEPENDENCE ON MAJOR CUSTOMERS ○ The economic strength and weakness of our worldwide customers affect our performance. We sell our wireless control products, AV accessory products, and proprietary technologies to subscription broadcasters, original equipment manufacturers, and private label customers. We also supply our products to our wholly owned, non-U.S. subsidiaries and to independent foreign distributors, who in turn distribute our products worldwide, with Europe and Asia currently representing our principal foreign markets.

During the year ended December 31, 2011, we had sales to Sony and its sub-contractors and to DIRECTV and its sub-contractors, that when combined, each totaled 10% or more of our net sales. In each of the year ended December 31, 2010 and 2009, we had sales to DIRECTV and its sub-contractors and to Comcast and its sub-contractors, that when combined, each exceeded 10% of our net sales. The loss of any of these customers or of any other key customer, either in the United States or abroad or our inability to maintain order volume with these customers, may have an adverse effect on our operating results, financial condition and cash flows.

CHANGE IN WARRANTY CLAIM COSTS ○ We rely on third-party companies to service a large portion of our customer warranty claims. If the cost to service these warranty claims increases unexpectedly, or these outside services cease to be available, we may be required to increase our estimate of future claim costs, which may have a material adverse effect on our operating results, financial condition and cash flows.

OUTSOURCED LABOR ○ We employ a small number of personnel to develop and market additional products that are part of the Nevo® platform as well as products that are based on the Zigbee®, Z-Wave® and other radio frequency technology. Even after these hires, we continue to use outside resources to assist us in the development of these products. While we believe that such outside services will continue to be available to us, if they cease to be available, the development of these products may be substantially delayed, which may have a material adverse effect on our operating results, financial condition and cash flows.

COMPETITION ○ Competition with the wireless control industry is based primarily on product availability, price, speed of delivery, ability to tailor specific solutions to customer needs, quality, and depth of product lines. Our competition is fragmented across our products, and, accordingly, we do not compete with any one company across all product lines. We compete with a variety of entities, some of which have greater financial resources. Our ability to remain competitive in this industry depends in part on our ability to successfully identify new product opportunities, develop and introduce new products and enhancements on a timely and cost effective basis, as well as our ability to successfully identify and enter into strategic alliances with entities doing business within the industries we serve. There can be no assurance that our product offerings will be, and/or remain, competitive or that strategic alliances, if any, will achieve the type, extent, and amount of success or business that we expect them to achieve. The sales of our products and technology may not occur or grow in the manner we expect, and thus we may not recoup costs incurred in the research and development of these products as quickly as we expect, if at all.

PATENTS, TRADEMARKS, AND COPYRIGHTS ○ The procedures by which we identify, document and file for patent, trademark, and copyright protection are based solely on engineering and management judgment, with no assurance that a specific filing will be issued, or if issued, will deliver any lasting value to us. Because of the rapid innovation of products and technologies that is characteristic of our industry, there can be no assurance that rights granted under any patent will provide competitive advantages to us or will be adequate to safeguard and maintain our proprietary rights. Moreover, the laws of certain countries in which our products are or may be manufactured or sold may not offer protection on such products and associated intellectual property to the same extent that the United States legal system may offer.

In our opinion, our intellectual property holdings as well as our engineering, production, and marketing skills and the experience of our personnel are of equal importance to our market position. We further believe that none of our businesses are materially dependent upon any single patent, copyright, trademark, or trade secret.

Some of our products include or use technology and/or components of third parties. While it may be necessary in the future to seek or renew licenses relating to various aspects of such products, we believe that, based upon past experience and industry practice, such licenses may be obtained on commercially reasonable terms; however, there can be no guarantee that such licenses may be obtained on such terms or at all. Because of technological changes in the wireless and home control industry, current extensive patent coverage, and the rapid rate of issuance of new patents, it is possible certain components of our products and business methods may unknowingly infringe upon the patents of others.

POTENTIAL FOR LITIGATION ○ As is typical in our industry and for the nature and kind of business in which we are engaged, from time to time various claims, charges and litigation are asserted or commenced by third parties against us or by us against third parties, arising from or related to product liability, infringement of patent or other intellectual property rights, breach of warranty, contractual relations or employee relations. The amounts claimed may be substantial, but they may not bear any reasonable relationship to the merits of the claims or the extent of any real risk of court awards assessed against us or in our favor.

RISKS OF CONDUCTING BUSINESS INTERNATIONALLY ○ Risks of doing business internationally may adversely affect our sales, operations, earnings and cash flows due to a variety of factors, including, but not limited to:

- changes in a country or region's economic or political conditions, including inflation, recession, interest rate fluctuations, forced political actions or elections, coops, and actual or anticipated military conflicts;
- currency fluctuations affecting sales, particularly in the Euro, British Pound the Chinese Yuan Renminbi , Indian Rupee, Singapore dollar, and the Brazilian Real which contribute to variations in sales of products and services in impacted jurisdictions and also affect our reported results expressed in U.S. dollars;
- currency fluctuations affecting costs, particularly the Euro, British Pound the Chinese Yuan Renminbi , Indian Rupee, Singapore dollar, and the Brazilian Real which contribute to variances in costs in impacted jurisdictions and also affect our reported results expressed in U.S. dollars;
- longer accounts receivable cycles and financial instability among customers;
- trade regulations and procedures and actions affecting production, pricing and marketing of products;
- local labor conditions, customs, and regulations;
- changes in the regulatory or legal environment;
- differing technology standards or customer requirements;
- import, export or other business licensing requirements or requirements related to making foreign direct investments, which may affect our ability to obtain favorable terms for components or lead to penalties or restrictions;
- difficulties associated with repatriating cash generated or held abroad in a tax-efficient manner and changes in tax laws; and
- fluctuations in freight costs and disruptions at important geographic points of exit and entry.

EFFECTIVENESS OF OUR INTERNAL CONTROL OVER FINANCIAL REPORTING ○ Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we are required to include in our Annual Report on Form 10-K our assessment of the effectiveness of our internal control over financial reporting. Furthermore, our independent registered public accounting firm is required to audit our internal control over financial reporting and separately report on whether it believes we maintain, in all material respects, effective internal control over financial reporting. Although we believe that we currently have adequate internal control procedures in place, we cannot be certain that future material changes to our internal control over financial reporting will be effective. If we cannot adequately maintain the effectiveness of our internal control over financial reporting, we may be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission. Any such action may adversely affect our financial results and the market price of our common stock.

CHANGES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ○ Our financial statements are prepared in accordance with U.S. generally accepted accounting principles. These principles are subject to revision and interpretation by various governing bodies, including the FASB and the SEC. A change in current accounting standards or their interpretation may have a significant adverse effect on our operating results, financial condition and cash flows.

UNANTICIPATED CHANGES IN TAX PROVISIONS OR INCOME TAX LIABILITIES ○ We are subject to income taxes in the United States and numerous foreign jurisdictions. Our tax liabilities are affected by the amounts we charge for inventory and other items in intercompany transactions. From time to time, we are subject to tax audits in various jurisdictions. Tax authorities may disagree with our intercompany charges or other matters and assess additional taxes. We assess the likely outcomes of these audits in order to determine the appropriateness of the tax provision. However, there can be no assurance that we will accurately predict the outcomes of these audits, and the actual outcomes of these audits may have a material impact on our financial condition, results of operations and cash flows. In addition, our effective tax rate in the future may be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws and the discovery of new information in the course of our tax return preparation process. Furthermore, our tax provisions may be adversely affected as a result of any new interpretative accounting guidance related to accounting for uncertain tax positions.

INABILITY TO USE DEFERRED TAX ASSETS ○ We have deferred tax assets that we may not be able to use under certain circumstances. If we are unable to generate sufficient future taxable income in certain jurisdictions, or if there is a significant change in the actual effective tax rates or a significant change in the time period within which the underlying temporary differences become taxable or deductible, we may be required to increase our valuation allowances against our deferred tax assets resulting in an increase in our effective tax rate.

ENVIRONMENTAL MATTERS ○ Many of our products are subject to various federal, state, local and international laws governing chemical substances in products, including laws regulating the manufacture and distribution of chemical substances and restricting the presence of certain substances in electronics products. In addition, many of these laws and regulations make producers of electrical goods responsible for collection, recycling, treatment and disposal of recovered products. As a result, we may face significant costs and liabilities in complying with these laws and any future laws and regulations or enforcement policies that may have a material adverse effect upon our operating results, financial condition, and cash flows.

LEASED PROPERTY ○ We lease all of the properties used in our business. We can give no assurance that we will enter into new or renewal leases, or that, if entered into, the new lease terms will be similar to the existing terms or that the terms of any such new or renewal leases will not have a significant and material adverse effect on our operating results, financial condition and cash flows.

TECHNOLOGY CHANGES IN WIRELESS CONTROL ○ We currently derive substantial revenue from the sale of wireless remote controls based on IR and RF technology. Other control technologies exist or may be developed that may compete with this technology. In addition, we develop and maintain our own database of IR and RF codes. There are competing IR and RF libraries offered by companies that we compete with in the marketplace. The advantage that we may have compared to our competitors is difficult to measure. In addition, if other wireless control technology gains acceptance and starts to be integrated into home electronics devices currently controlled through our IR remote controllers, demand for our products may decrease, resulting in decreased operating results, financial condition, and cash flows.

FAILURE TO RECRUIT, HIRE, AND RETAIN KEY PERSONNEL ○ Our ability to achieve growth in the future will depend, in part, on our success at recruiting, hiring, and retaining highly skilled engineering, managerial, operational, sales and marketing personnel. If our salary and benefits fail to stay competitive it may negatively impact our ability to hire and retain key personnel. The inability to recruit, hire, and retain qualified personnel in a timely manner, or the loss of any key personnel, may make it difficult to meet key objectives, such as timely and effective product introductions.

CHANGE IN COMPETITION AND PRICING ○ Even after our recent acquisition of the PRC factories, we will continue to rely on third-party manufacturers to build our universal wireless control products. Price is always an issue in winning and retaining business. If customers become increasingly price sensitive, new competition may arise from manufacturers who decide to go into direct competition with us or from current competitors who perform their own manufacturing. If such a trend develops, we may experience downward pressure on our pricing or lose sales, which may have a material adverse effect on our operating results, financial condition and cash flows.

TRANSPORTATION COSTS; IMPACT OF OIL PRICES ○ We ship products from our foreign manufacturers via ocean and air transport. It is sometimes difficult to forecast swings in demand or delays in production and, as a result, products may be shipped via air which is more costly than ocean shipments. We typically cannot recover the increased cost of air freight from our customers. Additionally, tariffs and other export fees may be incurred to ship products from foreign manufacturers to the customer. The inability to predict swings in demand or delays in production may increase the cost of freight which may have a material adverse effect on our product margins.

In addition, we have an exposure to oil prices due to the use of oil-based materials in our products, which are primarily the plastics and other components that we include in our finished products, the cost of delivery and freight, which would be passed on by the carriers that we use in the form of higher rates, political unrest in oil producing countries that could cause a cessation of production and/or delivery of oil resulting in higher costs. We record freight-in as a cost of sales and freight-out in operating expenses. Rising oil prices may have an adverse effect on cost of sales and operating expenses.

PROPRIETARY TECHNOLOGIES ○ We produce highly complex products that incorporate leading-edge technology, including hardware, firmware, and software. Firmware and software may contain bugs that may unexpectedly interfere with product operation. There can be no assurance that our testing programs will detect all defects in individual products or defects that may affect numerous shipments. The presence of defects may harm customer satisfaction, reduce sales opportunities, or increase returns. An inability to cure or repair such a defect may result in the failure of a product line, temporary or permanent withdrawal from a product or market, damage to our reputation, increased inventory costs, or product reengineering expenses, any of which may have a material impact on our operating results, financial condition and cash flows.

STRATEGIC BUSINESS TRANSACTIONS ○ We may, from time to time, pursue strategic alliances, joint ventures, business acquisitions, products or technologies ("strategic business transactions") that complement or expand our existing operations, including those that may be material in size and scope. Strategic business transactions involve many risks, including the diversion of management's attention away from day-to-day operations. There is also the risk that we will not be able to successfully integrate the strategic business transaction with our operations, personnel, customer base, products or technologies. Such strategic business transactions may also have adverse short-term effects on our operating results, and may result in dilutive issuances of equity securities, the incurrence of debt, and the loss of key employees. In addition, these strategic business transactions are subject to specific accounting guidelines that may adversely affect our financial condition, results of operations and cash flow. For instance, business acquisitions must be accounted for as purchases and, because most technology-related acquisitions involve the purchase of significant intangible assets, these acquisitions typically result in substantial amortization charges, which may have a material adverse effect on our results of operations. There can be no assurance that any such strategic business transactions will occur or, if such transactions do occur, that the integration will be successful or that the customer bases, products or technologies will generate sufficient revenue to offset the associated costs or effects.

GROWTH PROJECTIONS ○ Management has made the projections required for the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America regarding future events and the financial performance of the company, including those involving:

- the benefits the company expects as a result of the development and success of products and technologies, including new products and technologies;
- the benefits expected by entering into emerging markets such as Asia and Brazil, without which, we may not be able to recover the costs we incur to enter into such markets;
- the recently announced new contracts with new and existing customers and new market penetrations;
- the expected continued growth in digital TVs, DVRs, PVRs and overall growth in the company's industry; and
- the effects we may experience due to the continued softness in worldwide markets driven by the current economic environment.

Actual events or results may be unfavorable to management's projections, which may have a material adverse effect on our projected operating results, financial condition and cash flows.

Selected Consolidated Financial Data

The information below is not necessarily indicative of the results of future operations and should be read in conjunction with "ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," and the Consolidated Financial Statements and notes thereto included in "ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA," of this Form 10-K, which are incorporated herein by reference, in order to further understand the factors that may affect the comparability of the financial data presented below.

	YEAR ENDED DECEMBER 31,				
(IN THOUSANDS, EXCEPT PER SHARE DATA)	**2011**	**2010**	**2009**	**2008**	**2007**
Net sales	$ 468,630	$ 331,780	$ 317,550	$ 287,100	$ 272,680
Operating income	$ 26,576	$ 21,301	$ 21,947	$ 20,761	$ 26,451
Net income	$ 19,946	$ 15,081	$ 14,675	$ 15,806	$ 20,230
Earnings per share:					
Basic	$ 1.34	$ 1.10	$ 1.07	$ 1.13	$ 1.40
Diluted	$ 1.31	$ 1.07	$ 1.05	$ 1.09	$ 1.33
Shares used in calculating earnings per share:					
Basic	14,912	13,764	13,667	14,015	14,410
Diluted	15,213	14,106	13,971	14,456	15,177
Cash dividend declared per common share	—	—	—	—	—
Gross margin	27.8%	31.3%	32.0%	33.5%	36.4%
Selling, general, administrative, research and development expenses as a % of net sales	19.5%	24.9%	25.1%	26.3%	26.7%
Operating margin	5.7%	6.4%	6.9%	7.2%	9.7%
Net income as a % of net sales	4.3%	4.6%	4.6%	5.5%	7.4%
Return on average assets	5.4%	5.0%	6.5%	7.3%	10.2%
Working capital	$ 84,761	$ 66,101	$ 127,086	$ 122,303	$ 140,330
Ratio of current assets to current liabilities	1.7	1.4	3.1	3.0	4.0
Total assets	$ 369,488	$ 372,533	$ 233,307	$ 217,555	$ 217,285
Cash and cash equivalents	$ 29,372	$ 54,249	$ 29,016	$ 75,238	$ 86,610
Stockholders' equity	$ 229,989	$ 211,204	$ 169,730	$ 153,353	$ 168,242
Book value per share [a]	$ 15.55	$ 14.13	$ 12.40	$ 11.24	$ 11.55
Ratio of liabilities to liabilities and stockholders' equity	37.8%	43.3%	27.3%	29.5%	22.6%

[a] Book value per share is defined as stockholders' equity divided by common shares issued less treasury stock.

The comparability of information between 2011 and prior years is affected by the acquisition of Enson during the fourth quarter of 2010. See "ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and "ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA — Notes to Consolidated Financial Statements — Note 21" for further information.

Management's Discussion And Analysis Of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the Consolidated Financial Statements and the related notes that appear elsewhere in this document.

OVERVIEW

We develop and manufacture a broad line of pre-programmed universal remote control products, audio-video accessories, and software that are marketed to enhance home entertainment systems. Our customers operate in the consumer electronics market and include subscription broadcasters, OEMs, international retailers, custom installers, private labels, and companies in the computing industry. We also sell integrated circuits, on which our software and IR code database, or library, is embedded, to OEMs that manufacture wireless control devices, cable converters or satellite receivers for resale in their products.

Since our beginning in 1986, we have compiled an extensive IR code library that covers over 606,500 individual device functions and approximately 4,500 individual consumer electronic equipment brand names. Our library is regularly updated with IR codes used in newly introduced AV devices. These IR codes are captured directly from the remote control devices or the manufacturer's written specifications to ensure the accuracy and integrity of the database. We believe that our universal remote control library contains device codes that are capable of controlling virtually all IR controlled set-top boxes, televisions, audio components, DVD players, and CD players, as well as most other infrared remote controlled home entertainment devices and home automation control modules worldwide.

We operate as one business segment. We have twenty-four subsidiaries located in Argentina, Cayman Islands, France, Germany, Hong Kong (6), India, Italy, the Netherlands, Singapore, Spain, Brazil, British Virgin Islands (3), People's Republic of China (4) and the United Kingdom.

To recap our results for 2011:

- Our net sales grew 41.2% to $468.6 million for 2011 from $331.8 million for 2010, due primarily to the acquisition of Enson during November 2010, which added $150.1 million of net sales during 2011.
- Excluding Enson's net sales, our 2011 net sales increased 3.8% to $318.6 million from $306.8 million for 2010. This is due primarily to the increase in net sales within the Latin America subscription broadcasting market and our acquisition of new domestic customers in our business category throughout 2011.
- Our 2011 operating income increased 24.8% to $26.6 million for 2011 from $21.3 million for 2010. Our operating margin percentage decreased to 5.7% for 2011 from 6.4% for 2010 due primarily to the decrease in our gross margin percentage to 27.8% for 2011 from 31.3% for 2010. The decrease in our gross margin rate was due primarily to sales mix, as a higher percentage of our total sales were comprised of our lower-margin Business category. Partially offsetting the decrease in our gross margin percentage was a 2.8% improvement in operating expenses as a percentage of net sales for 2011 compared to 2010.

Our strategic business objectives for 2012 include the following:

- continue to develop industry-leading technologies and products with attractive gross margins in order to improve profitability;
- further penetrate the growing Asian and Latin American subscription broadcasting markets;
- acquire new customers in historically strong regions;
- increase our share with existing customers;
- increase the utilization of Enson's factories by becoming less dependent on third party contract manufacturers;
- place more operations, logistics, quality, program management, engineering, sales, and marketing personnel in the Asia region: and
- Continue to seek acquisitions or strategic partners that complement and strengthen our existing business.

We intend for the following discussion of our financial condition and results of operations to provide information that will assist in understanding our consolidated financial statements, the changes in certain key items in those financial statements from period to period, and the primary factors that accounted for those changes, as well as how certain accounting principles, policies and estimates affect our consolidated financial statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, we evaluate our estimates and judgments, including those related to revenue recognition, allowance for sales returns and doubtful accounts, warranties, inventory valuation, business combination purchase price allocations, our review for impairment of long-lived assets, intangible assets and goodwill, income taxes and compensation expense. Actual results may differ from these judgments and estimates, and they may be adjusted as more information becomes available. Any adjustment may be significant.

An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, if different estimates reasonably may have been used, or if changes in the estimate that are reasonably likely to occur may materially impact the financial statements. Management believes the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

REVENUE RECOGNITION o We recognize revenue on the sale of products when title of the goods has transferred, there is persuasive evidence of an arrangement (such as a purchase order from the customer), the sales price is fixed or determinable and collectability is reasonably assured.

We record a provision for estimated retail sales returns. The provision recorded for estimated sales returns and allowances is deducted from gross sales to arrive at net sales in the period the related revenue is recorded. These estimates are based on historical sales returns, analysis of credit memo data and other known factors. Actual returns and claims in any future period are inherently uncertain and thus may differ from our estimates. If actual or expected future returns and claims are significantly greater or lower than the reserves that we have established, we will record a reduction or increase to net revenues in the period in which we make such a determination. The allowance for sales returns balance at December 31, 2011 and 2010 was $1.0 million and $1.4 million, respectively.

We accrue for discounts and rebates on product sales in the same period as the related revenues are recorded based on our current expectations, after considering historical experience. Changes in such accruals may be required if future rebates and incentives differ from our estimates. Rebates and incentives are recognized as a reduction of sales if distributed in cash or customer account credits. Rebates and incentives are recognized as cost of sales if we provide products or services for payment.

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make payments for products sold or services rendered. The allowance for doubtful accounts is estimated based on a variety of factors, including credit reviews, historical experience, length of time receivables are past due, current economic trends and changes in customer payment behavior. Our historical reserves have been sufficient to cover losses from uncollectible accounts. However, because we cannot predict future changes in the financial stability of our customers, actual future losses from uncollectible accounts may differ from our estimates and may have a material effect on our consolidated financial position, results of operations and cash flows. If the financial conditions of our customers deteriorate resulting in their inability to make payments, a larger allowance may be required resulting in a charge to selling, general, and administrative expense in the period in which we make this determination. We incurred $0.3 million, $0.9 million, and $0.4 million of bad debt expense in 2011, 2010, and 2009, respectively, to reflect certain customer accounts where collection was highly uncertain in the current economic environment.

We have not made any material changes in our methodology for recognizing revenue during the past four fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to recognize revenue. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that may be material.

WARRANT o We warrant our products against defects in materials and workmanship arising during normal use. We service warranty claims directly through our customer service department or contracted third-party warranty repair facilities. Our warranty periods range up to three years. We estimate and recognize product warranty costs, which are included in cost of sales, as we sell the related products. Warranty costs are forecasted based on the best available information, primarily historical claims experience and the expected cost per claim. The costs we have incurred to service warranty claims have been minimal. Historically, product defects have been less than 0.5% of the net units sold. As a result the balance of our reserve for estimated warranty costs is not significant.

We have not made any material changes in our warranty reserve methodology during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate the warranty reserve. However, actual claim costs may differ from the amounts estimated. If a significant product defect were to be discovered on a high volume product, our financial statements may be materially impacted.

INVENTORIES ○ Our wireless remote control device, component part, and raw material inventories are valued at the lower of cost or market value. The approximate cost is determined using the first-in, first-out basis. We write-down our inventory for the estimated difference between the inventory's approximate cost and its estimated market value based upon our best estimates of market conditions.

We carry inventory in amounts necessary to satisfy our customers' inventory requirements on a timely basis. We continually monitor our inventory status to control inventory levels and write-down any excess or obsolete inventories on hand. Our total excess and obsolete inventory reserve on December 31, 2011 and 2010 was $3.4 million and $2.1 million, or 3.8% and 3.2% of total inventory. The increase in our excess and obsolete reserve during 2011 was the result of $4.6 million of additional write-downs offset by $1.3 million of sell-through, $2.0 million of scrapping and foreign currency translation effects. This compared to additional write-downs of $2.9 million of additional write-downs offset by $1.0 million of sell-through, $1.5 million of scrapping and foreign currency translation effects during 2010.

We have not made any material changes in the accounting methodology used to establish our excess and obsolete inventory reserve during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to calculate our excess and obsolete inventory reserve. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required which may have a material impact on our financial statements. Such circumstances may include, but are not limited to, the development of new competing technology that impedes the marketability of our products or the occurrence of significant price decreases in our raw material or component parts, such as integrated circuits. Each percentage point change in the ratio of excess and obsolete inventory reserve to inventory would impact cost of sales by approximately $0.9 million.

BUSINESS COMBINATIONS ○ We are required to allocate the purchase price of acquired companies to the tangible and intangible assets and the liabilities assumed, as well as in-process research and development ("IPR&D"), based upon their estimated fair values. We engage independent third-party appraisal firms to assist us in determining the fair values of assets acquired and liabilities assumed. Such valuations require management to make significant fair value estimates and assumptions, especially with respect to intangible assets. Management estimates the fair value of certain intangible assets by utilizing the following (but not limited to):

- future free cash flow from customer contracts, customer lists, distribution agreements, acquired developed technologies, trademarks, trade names and patents;
- expected costs to develop IPR&D into commercially viable products and cash flows from the products once they are completed;
- brand awareness and market position, as well as assumptions regarding the period of time the brand will continue to be used in our product portfolio; and
- discount rates utilized in discounted cash flow models.

Our estimates are based upon assumptions believed to be reasonable; however, unanticipated events or circumstances may occur which may affect the accuracy of our fair value estimates, including assumptions regarding industry economic factors and business strategies.

VALUATION OF LONG-LIVED ASSETS AND INTANGIBLE ASSETS ○ We assess long-lived and intangible assets for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Factors considered important which may trigger an impairment review, if significant, include the following:

- underperformance relative to historical or projected future operating results;
- changes in the manner of use of the assets;
- changes in the strategy of our overall business;
- negative industry or economic trends;
- a decline in our stock price for a sustained period; and
- a variance between our market capitalization relative to net book value.

If the carrying value of the asset is larger than its undiscounted cash flows, the asset is impaired. The impairment is measured as the difference between the net book value of the asset and the assets estimated fair value. Fair value is estimated utilizing the assets projected discounted cash flows. In assessing fair value, we must make assumptions regarding estimated future cash flows, the discount rate and other factors.

We have not made any material changes in our impairment loss assessment methodology during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate the impairment of long-lived assets and intangible assets. However, if actual results are not consistent with our estimates and assumptions we may be exposed to material impairment charges.

CAPITALIZED SOFTWARE DEVELOPMENT COSTS ○ At each balance sheet date, we compare the unamortized capitalized software development costs to the net realizable value of the related product. The amount by which the unamortized capitalized software development costs exceed the net realizable value of the related product is written off. The net realizable value is the estimated future gross revenues attributable to each product reduced by its estimated future completion and disposal costs. Any remaining amount of capitalized software development costs that have been written down are considered to be the cost for subsequent accounting purposes, and the amount of the write-down is not subsequently restored.

We do not believe there is a reasonable likelihood that there will be a material change in the future estimates of net realizable value we use to test for impairment losses on capitalized software development costs. However, if actual results are not consistent with our estimates and assumptions we may be exposed to impairment charges.

GOODWILL ○ We evaluate the carrying value of goodwill on December 31 of each year and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances may include, but are not limited to: (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition or (3) an adverse action or assessment by a regulator.

When performing the impairment review, we determine the carrying amount of each reporting unit by assigning assets and liabilities, including the existing goodwill, to those reporting units. A reporting unit is defined as an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is deemed a reporting unit if the component constitutes a business for which discrete financial information is available, and segment management regularly reviews the operating results of that component. We have a single reporting unit. On December 31, 2011, we had goodwill of $30.8 million.

To evaluate whether goodwill is impaired, we compare the estimated fair value of the reporting unit to which the goodwill is assigned to the reporting unit's carrying amount, including goodwill. We estimate the fair value of our reporting unit based on income and market approaches. Under the income approach, we calculate the fair value of a reporting unit based on the present value of estimated future cash flows. Under the market approach, we estimate the fair value based on market multiples of Enterprise Value to EBITDA for comparable companies. If the carrying amount of a reporting unit exceeds its fair value, the amount of the impairment loss must be measured.

The impairment loss would be calculated by comparing the implied fair value of goodwill to its carrying amount. In calculating the implied fair value of the reporting unit's goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the reporting unit's fair value over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value.

Determining the fair value of a reporting unit or an indefinite-lived purchased intangible asset is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions and the determination of appropriate market comparables. In addition, we make certain judgments and assumptions in determining our reporting units. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

We have not made any material changes in our impairment loss assessment methodology during the past three fiscal years. We continue to estimate the fair value of our reporting unit to be in excess of its carrying value, and therefore have not recorded any impairment. The amount by which the fair value of our reporting unit exceeded its book value utilizing the income and market approaches ranged from 41 percent to 50 percent and therefore we concluded our goodwill was not impaired at December 31, 2011. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to test for impairment losses on goodwill. However, if actual results are not consistent with our estimates and assumptions we may be exposed to material impairment charges.

INCOME TAXES ○ We calculate our current and deferred tax provisions based on estimates and assumptions that may differ from the actual results reflected in our income tax returns filed during the subsequent year. We record adjustments based on filed returns when we have identified and finalized them, which is in the third and fourth quarters of the subsequent year for U.S. federal and state provisions, respectively.

We recognize deferred tax assets and liabilities for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts using enacted tax rates in effect for the year in which we expect the differences to reverse. We record a valuation allowance to reduce the deferred tax assets to the amount that we are more likely than not to realize. We have considered future market growth, forecasted earnings, future taxable income, the mix of earnings in the jurisdictions in which we operate and prudent tax planning strategies in determining the need for a valuation allowance. In the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, we would increase the valuation allowance and make a corresponding charge to earnings in the period in which we make such determination.

Likewise, if we later determine that we are more likely than not to realize the net deferred tax assets, we would reverse the applicable portion of the previously provided valuation allowance. In order for us to realize our deferred tax assets we must be able to generate sufficient taxable income in the tax jurisdictions in which the deferred tax assets are located.

Our effective tax rate includes the impact of certain undistributed foreign earnings for which we have not provided U.S. taxes because we plan to reinvest such earnings indefinitely outside the United States. The decision to reinvest our foreign earnings indefinitely outside the United States is based on our projected cash flow needs as well as the working capital and long-term investment requirements of our foreign subsidiaries and our domestic operations. Material changes in our estimates of cash, working capital and long-term investment requirements in the various jurisdictions in which we do business may impact our effective tax rate.

We are subject to income taxes in the United States and foreign countries, and we are subject to routine corporate income tax audits in many of these jurisdictions. We believe that our tax return positions are fully supported, but tax authorities are likely to challenge certain positions, which may not be fully sustained. However, our income tax expense includes amounts intended to satisfy income tax assessments that result from these challenges in accordance with the accounting for uncertainty in income taxes prescribed by U.S. GAAP. Determining the income tax expense for these potential assessments and recording the related assets and liabilities requires management judgments and estimates.

We have recorded a liability for uncertain tax positions of $5.6 million at December 31, 2011. We believe that our reserve for uncertain tax positions, including related interest and penalties, is adequate. Our reserve for uncertain tax positions is primarily attributable to uncertainties concerning the tax treatment of our international operations, including the allocation of income among different jurisdictions, and any related interest. We review our reserves quarterly, and we may adjust such reserves due to proposed assessments by tax authorities, changes in facts and circumstances, issuance of new regulations or new case law, previously unavailable information obtained during the course of an examination, negotiations between tax authorities of different countries concerning our transfer prices, execution of advanced pricing agreements, resolution with respect to individual audit issues, the resolution of entire audits, or the expiration of statutes of limitations. The amounts ultimately paid upon resolution of audits may be materially different from the amounts previously included in our income tax expense and, therefore, may have a material impact on our operating results, financial position and cash flows.

STOCK-BASED COMPENSATION EXPENSE ○ Stock-based compensation expense for each employee and director is presented in the same income statement caption as their cash compensation. Stock-based compensation expense by income statement caption for the years ended December 31, 2011, 2010 and 2009 is the following:

(IN THOUSANDS)	**2011**	**2010**	**2009**
Cost of sales	$ 15	$ 55	$ 33
Research and development	267	452	434
Selling, general and administrative	4,229	4,459	3,845
Total stock-based compensation expense	$ 4,511	$ 4,966	$ 4,312

Selling, general and administrative expense includes pre-tax stock-based compensation related to restricted stock awards granted to outside directors of $0.6 million, $0.6 million and $0.5 million for the years ended December 31, 2011, 2010 and 2009, respectively. We issue restricted stock awards to the outside directors for services performed. Compensation expense for these restricted stock awards is recognized on a straight-line basis over the requisite service period of one year.

Selling, general and administrative expense includes pre-tax stock-based compensation related to stock option awards granted to outside directors of $0.1 million, $0.3 million and $0.3 million for the years ended December 31, 2011, 2010 and 2009, respectively. We issue stock option awards to the outside directors for services performed. Compensation expense for these stock option awards is recognized on a straight-line basis over the requisite service period of three years.

STOCK OPTION GRANTS ○ During the year ended December 31, 2011, the Compensation Committee and Board of Directors granted 107,600 stock options to our employees with an aggregate grant date fair value of $1.5 million under various stock incentive plans. The stock options granted to employees during 2011 consisted of the following:

(IN THOUSANDS, EXCEPT SHARE AMOUNTS)

Stock Option Grant Date	*Number of Shares Underlying Options*	*Grant Date Fair Value*	*Vesting Period*
January 26,2011	15,000	$ 192	4 -Year Vesting Period (25% each year)
April 6, 2011	92,600	1,286	3 -Year Vesting Period (8.33% each quarter)
	107,600	$ 1,478	

During the year ended December 31, 2011, we recognized $0.3 million of pre-tax stock-based compensation expense related to our 2011 stock option grants.

At December 31, 2011, there was $2.2 million of unrecognized pre-tax stock-based compensation expense related to non-vested stock options which we expect to recognize over a weighted-average period of 2.0 years.

During the annual review cycle for 2011, the Compensation Committee granted our Named Executives 148,200 stock options. The options were granted as part of long-term incentive compensation to assist us in meeting our performance and retention objectives. The grant, dated February 8, 2012, is subject to a three-year vesting period (8.33% each quarter). The total grant date fair value of these awards was $1.4 million.

RESTRICTED STOCK GRANTS ○ During the year ended December 31, 2011, the Compensation Committee and Board of Directors granted 146,440 restricted stock awards under various stock incentive plans to our employees with an aggregate grant date fair value of $3.8 million. The restricted stock awards granted to employees during 2011 consisted of the following:

(IN THOUSANDS, EXCEPT SHARE AMOUNTS)

Restricted StockGrant Date	*Number of Shares Granted*	*Grant Date Fair Value*	*Vesting Period*
April 6, 2011	43,900	$ 1,284	3 -Year Vesting Period (8.33% each quarter)
July 15, 2011	100,000	2,454	3 -Year Vesting Period (8.33% each quarter)
October 10, 2011	2,540	45	3 -Year Vesting Period (8.33% each quarter)
	$ 146,440	$ 3,783	

In addition to the grants to employees, 30,000 shares of restricted stock with a grant date fair value of $0.8 million were granted to our outside directors on July 1, 2011 as a part of their annual compensation package. These shares are subject to a one-year vesting period (25% each quarter).

During the year ended December 31, 2011, we recognized $1.1 million of pre-tax stock-based compensation expense related to our 2011 restricted stock grants.

At December 31, 2011, there was $4.3 million of unrecognized pre-tax stock-based compensation expense related to non-vested restricted stock awards which we expect to recognize over a weighted-average period of 2.1 years.

During the annual review cycle for 2011, the Compensation Committee granted our Named Executives 71,300 restricted stock awards. The awards were granted as part of long-term incentive compensation to assist us in meeting our performance and retention objectives. The grant, dated February 8, 2012, is subject to a three-year vesting period (8.33% each quarter). The total grant date fair value of these awards was $1.4 million.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards requires the utilization of highly subjective assumptions, including the expected life and forfeiture rate of the share-based payment awards and stock price volatility. Management determined that historical volatility calculated based on our actively traded common stock is a better indicator of expected volatility and future stock price trends than implied volatility. The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management's judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense may be materially different in the future.

We do not believe it is reasonably likely that there will be a material change in the future estimates or assumptions used to determine stock-based compensation expense. However, if actual results are not consistent with our estimates and assumptions we may be exposed to material stock-based compensation expense. Refer to "ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA — Notes to Consolidated Financial Statements — Note 16" for additional disclosure regarding stock-based compensation expense.

RESULTS OF OPERATIONS

The following table sets forth our results of operations expressed as a percentage of net sales for the periods indicated.

(IN THOUSANDS)	YEAR ENDED DECEMBER 31, 2011		2010		2009	
Net sales	$ 468,630	100.0%	$ 331,780	100.0%	$ 317,550	100.0%
Cost of sales	338,569	72.2	227,931	68.7	215,938	68.0
Gross profit	130,061	27.8	103,849	31.3	101,612	32.0
Research and development expenses	12,267	2.6	10,709	3.2	8,691	2.7
Selling, general and administrative expenses	91,218	19.5	71,839	21.7	70,974	22.4
Operating income	26,576	5.7	21,301	6.4	21,947	6.9
Interest income, net	(270)	(0.1)	34	0.0	471	0.1
Other income (expense), net	(1,075)	(0.2)	523	0.2	(241)	(0.0)
Income before income taxes	25,231	5.4	21,858	6.6	22,177	7.0
Provision for income taxes	5,285	1.1	6,777	2.0	7,502	2.4
Net income	$ 19,946	4.3%	$ 15,081	4.6%	$ 14,675	4.6%

The comparability of information between 2011 and prior years is affected by the acquisition of Enson during the fourth quarter of 2010. See "ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and "ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA — Notes to Consolidated Financial Statements — Note 21" for further information.

YEAR ENDED DECEMBER 31, 2011 COMPARED TO YEAR ENDED DECEMBER 31, 2010

CONSOLIDATED ○ Net sales for the year ended December 31, 2011 were $468.6 million, an increase of 41.2% compared to $331.8 million for the same period last year. Net income for 2011 was $19.9 million or $1.31 per diluted share compared to $15.1 million or $1.07 per diluted share for 2010.

	2011		2010	
	$ (millions)	*% of total*	*$ (millions)*	*% of total*
Net sales:				
Business	$ 421.4	89.9%	$ 282.9	85.3%
Consumer	47.2	10.1%	48.9	14.7%
Total net sales	$ 468.6	100.0%	$ 331.8	100.0%

Net sales in our Business lines (subscription broadcasting, OEM, and computing companies) were approximately 90% of net sales for 2011 compared to approximately 85% for 2010. Net sales in our business lines for 2011 increased by approximately 49% to $421.4 million from $282.9 million for 2010. This increase in net sales resulted primarily from the November 2010 acquisition of Enson, which added several significant customers and contributed $150.1 million of net sales to the business category during 2011 compared to $25.0 million during 2010. Excluding the net sales from Enson, Business category sales increased by $13.4 million. This is primarily due to the increase of sales to the Latin America subscription broadcasting market and the acquisition of new domestic customers in our business category during 2011.

Net sales in our Consumer lines (One For All® retail, private label, custom installers, and direct import) were approximately 10% of net sales for 2011 compared to approximately 15% for 2011. Net sales in our Consumer lines for 2011 decreased by 4% to $47.2 million from $48.9 million for 2010. Net sales in North American retail decreased by $1.7 million, or 35%, from $4.8 million for 2010 to $3.1 million for 2011. In addition, our custom installer sales decreased by $2.2 million, from $2.9 million for 2010 to $0.7 million for 2011. Partially offsetting these decreases was a $2.1 million increase in international retail sales, from $41.2 million for 2010 to $43.3 million for 2011. The 2011 net sales in our Consumer lines were positively impacted by the strengthening of the Euro and the British Pound compared to the U.S. dollar, which resulted in an increase in net sales of approximately $1.3 million. Net of the favorable currency effect, international retail sales increased by $0.8 million due primarily to the analog to digital transition that took place in some European countries.

Gross profit for 2011 was $130.1 million compared to $103.8 million for 2010. Gross profit as a percent of sales decreased to 27.8% in 2011 from 31.3% in 2010, due primarily to our sales mix, as a higher percentage of our total sales was comprised of our lower margin Business category. This shift in sales composition was expected as a result of our acquisition of Enson, which sells exclusively within the Business category. In addition, during 2011, customers gravitated more towards our lower margin products which put downward pressure on our gross margin percentage.

Research and development expenses increased 15% to $12.3 million in 2011 from $10.7 million in 2010. The increase is primarily due to additional labor dedicated to general research & development activities in an effort to continue to develop new technologies and products.

Selling, general and administrative ("SG&A") expenses increased 27% to $91.2 million in 2011 from $71.8 million in 2010. The strengthening of the Euro compared to the U.S. dollar resulted in an increase of $1.2 million. Excluding the currency effect, SG&A expenses increased by $18.2 million, primarily due to an increase of $17.2 million of operating expenses from Enson, which included an increase of $2.1 million of intangibles' amortization expense during 2011. In addition, total wages increased by $0.9 million and our newly established operating entity in Brazil increased operating expenses by $1.8 million. Partially offsetting these increases was a reduction in bonus expense of $1.8 million.

Net interest was $270 thousand of expense in 2011 compared to $34 thousand of income in 2010. The increase in interest expense is due to the drawing on our line of credit during 2011.

Income tax expense was $5.3 million in 2011 compared to $6.8 million in 2010. Our effective tax rate was 21.0% in 2011 compared to 31.0% in 2010. The decrease in our effective tax rate was due primarily to a higher percentage of income earned in lower tax rate jurisdictions, the statute of limitations expiring during 2011 on certain tax positions recorded in the United States, and lower interest expense resulting from fewer uncertain tax positions.

YEAR ENDED DECEMBER 31, 2010 COMPARED TO YEAR ENDED DECEMBER 31, 2009

CONSOLIDATED ○ Net sales for the year ended December 31, 2010 were $331.8 million, an increase of 4% compared to $317.6 million for the same period last year. Net income for 2010 was $15.1 million or $1.07 per diluted share compared to $14.7 million or $1.05 per diluted share for 2009.

	2010		2009	
	$ (millions)	*% of total*	*$ (millions)*	*% of total*
Net sales:				
Business	$ 282.9	85.3%	$ 262.5	82.7%
Consumer	48.9	14.7%	55.1	17.3%
Total net sales	$ 331.8	100.0%	$ 317.6	100.0%

Net sales in our Business lines (subscription broadcasting, OEM, and computing companies) were approximately 85% of net sales for 2010 compared to approximately 83% for 2009. Net sales in our business lines for 2010 increased by approximately 8% to $282.9 million from $262.5 million in 2009. This increase in net sales resulted primarily from the November 2010 acquisition of Enson, which added several significant customers and contributed $25.0 million in sales in 2010. Excluding the net sales which resulted from the acquisition of Enson, the business category decreased by $4.6 million. This was the result of a significant customer returning to a more traditional dual source arrangement during the first quarter of 2010 after purchasing the majority of its remotes from us during 2009. We were able to partially offset this loss by acquiring new customers both domestically and internationally.

Net sales in our Consumer lines (One For All® retail, private label, custom installers, and direct import) were approximately 15% of net sales for 2010 compared to approximately 17% for 2009. Net sales in our Consumer lines for 2010 decreased by 11% to $48.9 million from $55.1 million in 2009. Net sales in North American retail decreased by $4.0 million, or 46%, from $8.8 million in 2009 to $4.8 million in 2010. In addition, our custom installer sales decreased by $3.3 million, from $6.2 million in 2009 to $2.9 million in 2010. Partially offsetting these decreases was a $1.1 million increase in international retail sales, from $40.1 million in 2009 to $41.2 million in 2010. The 2010 net sales in our Consumer lines were negatively impacted by the weakening of the Euro and the British Pound compared to the U.S. dollar, which resulted in a decrease in net sales of approximately $1.4 million. Net of the unfavorable currency effect, international retail sales increased by $2.5 million due primarily to the analog to digital transition that took place in some European countries.

Gross profit for 2010 was $103.8 million compared to $101.6 million for 2009. Gross profit as a percent of sales decreased to 31.3% in 2010 from 32.0% in 2009, due primarily to the following:

- A fair value adjustment made to inventory and fixed assets acquired in the Enson acquisition resulted in a decrease of 0.5% in the gross margin rate;
- An increase in freight expense caused a decrease of 0.4% in the gross margin rate;
- Sales mix, as a higher percentage of our total sales was comprised of our lower margin Business category, resulted in a decrease of 0.3% in the gross margin rate;
- Foreign currency fluctuations caused a decrease of 0.2% in the gross margin rate, driven by the weakening of the Euro and British Pound as compared to the U.S. dollar;
- A decrease in inventory scrap expense, resulting from a lower return rate, improved the gross margin rate by 0.4%; and
- A decrease in sub-contract labor, resulting primarily from less rework, caused an increase of 0.3% in the gross margin.

Research and development expenses increased 23% from $8.7 million in 2009 to $10.7 million in 2010. The increase is primarily due to additional labor dedicated to general research & development activities in an effort to continue to develop new technologies and products.

Selling, general and administrative expenses increased 1% from $71.0 million in 2009 to $71.8 million in 2010. The weakening of the Euro compared to the U.S. dollar resulted in a decrease of $1.3 million; net of the currency effect, selling, general and administrative expenses increased by $2.1 million. This increase was driven primarily by an increase in employee bonus expense of $1.5 million. Additionally, travel expense increased $0.5 million; advertising expense increased by $0.4 million; and bad debt expense increased $0.4 million. Partially offsetting these increases was a decline in commission expense of $0.8 million, resulting from certain sales personnel not meeting or exceeding their sales targets during 2010.

Net interest income was $34 thousand in 2010 compared to $0.5 million for 2009. The decrease in interest income is due to significantly lower interest rates.

Income tax expense was $6.8 million in 2010 compared to $7.5 million in 2009. Our effective tax rate was 31.0% in 2010 compared to 33.8% in 2009. The decrease in our effective tax rate was due primarily to a higher percentage of income earned in lower tax rate jurisdictions, the statute of limitations expiring during 2010 on certain tax positions recorded in the United States, and lower interest expense resulting from fewer uncertain tax positions.

LIQUIDITY AND CAPITAL RESOURCES

SOURCES AND USES OF CASH

(IN THOUSANDS)	*Year Ended December 31, 2011*	*Increase (Decrease)*	*Year Ended December 31, 2010*	*Increase (Decrease)*	*Year Ended December 31, 2009*
Cash provided by operating activities	$ 14,800	$ (23,339)	$ 38,139	$ 14,152	$ 23,987
Cash used for investing activities	(14,694)	20,149	(34,843)	31,248	(66,091)
Cash provided by (used for) financing activties	(26,269)	(49,544)	23,275	27,497	(4,222)
Effect of exchange rate changes on cash	1,286	2,624	(1,338)	(1,442)	104

	December 31, 2011	*Increase (Decrease)*	*December 31, 2010*
Cash and cash equivalents	$ 29,372	$ (24,877)	$ 54,249
Working capital	84,761	19,158	65,603

Net cash provided by operating activities decreased $23.3 million for the twelve months ended December 31, 2011 compared to the twelve months ended December 31, 2010. Cash flows decreased by $25.5 million during 2011 due to increased inventories. In the second quarter of 2011, we altered our shipping terms with a significant customer that results in us holding title to inventories until the shipments are received by this particular customer. We also increased our investment in safety stock on certain products as a result of the timing of the Chinese New Year. In addition, cash inflows related to accounts receivable decreased $10.1 million, from $13.2 million for the twelve months ended December 31, 2010 to $3.1 million for the twelve months ended December 31, 2011 due primarily to net sales increasing from $102.5 million for the fourth quarter of 2010 to $117.6 million for the fourth quarter 2011. Partially offsetting these decreases to cash flow from operations was an increase to net income of $4.9 million and an increase in depreciation and amortization of $9.3 million. The increase in depreciation and amortization is a direct result of the acquisition of Enson Assets Limited.

Net cash provided by operating activities in 2010 was $38.1 million compared to $24.0 million during 2009. The improvement in cash flow from operations from 2009 to 2010 is due primarily to the strong collection of receivables that were acquired in the acquisition of Enson Assets Limited. We acquired approximately $37.6 million of receivables from Enson Assets Limited on November 4, 2010; however, Enson's receivable balance as of December 31, 2010 was approximately $26.0 million, reflecting cash inflows of approximately $11.6 million for the aforementioned two month period. Inventories increased from December 31, 2009 to December 31, 2010 as a result of anticipated increased demand in 2011. In addition, our fourth quarter 2010 net sales were towards the lower end of our expectations resulting in higher than expected inventories on December 31, 2010.

Net cash used for investing activities during 2011 was $14.7 million compared to $34.8 million and $66.1 million of net cash used during 2010 and 2009, respectively. During 2011, cash used for investing consisted of our investments in property, plant, and equipment as well as internally developed patents. During 2010, our $49.2 million time deposit investment matured, which was initially entered into during 2009. The cash proceeds from the time deposit were used to purchase Enson during 2010, which amounted to a $74.1 million cash outflow net of cash acquired. During 2009, we acquired intangible assets and goodwill of $9.5 million from Zilog. Please refer to "ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA — Notes to Consolidated Financial Statements — Notes 7 and 21" for additional disclosure regarding our acquisition of Enson and purchase of goodwill and intangible assets from Zilog.

Net cash used for financing activities was $26.3 million during 2011 compared to net cash provided by financing activities of $23.3 million during 2010 and net cash used for financing activities of 4.2 million during 2009. During 2011, we made debt payments totaling $22.8 million of the $41.0 million of debt we incurred during 2010 to fund the acquisition of Enson Assets Limited. We drew $4.2 million from our line of credit during the second half of 2011. Proceeds from stock option exercises were $1.7 million during 2011 compared to proceeds of $2.0 million and $3.3 million during 2010 and 2009, respectively. In addition, we purchased 456,964 shares of our common stock at a cost of $9.8 million during 2011, compared to 505,692 and 404,643 shares at a cost of $10.1 million and $7.7 million during 2010 and 2009, respectively. We hold these shares as treasury stock and they are available for reissue. Presently, except for using a minimal number of these treasury shares to compensate our outside board members, we have no plans to distribute these shares, although we may change these plans if necessary to fulfill our on-going business objectives.

On February 11, 2010, our Board of Directors authorized management to continue repurchasing up to 1,000,000 shares of our issued and outstanding common stock. Repurchases may be made to manage dilution created by shares issued under our stock incentive plans or whenever we deem a repurchase is a good use of our cash and the price to be paid is at or below a threshold approved by our Board. As of December 31, 2011, we have repurchased 930,090 shares of our common stock under this authorization, leaving 69,910 shares available for repurchase.

On October 26, 2011, our Board of Directors authorized management to repurchase an additional 1,000,000 shares of our issued and outstanding common stock. We did not repurchase any shares under the Board authorization approved on October 26, 2011 as of December 31, 2011.

CONTRACTUAL OBLIGATIONS ○ The following table summarizes our contractual obligations and the effect these obligations are expected to have on our liquidity and cash flow in future periods.

	PAYMENTS DUE BY PERIOD				
(IN THOUSANDS)	*Total*	*Less than 1 year*	*1 - 3 Years*	*4 - 5 years*	*After 5 years*
Contractual obligations:					
Operating lease obligations	$ 7,452	$ 2,366	$ 3,311	$ 1,696	$ 79
Purchase obligations[1]	55,926	1,926	14,400	39,600	—
Total contractual obligations	$ 63,378	$ 4,292	$ 17,711	$ 41,296	$ 79

[1] Purchase obligations primarily include contractual payments to purchase tooling assets and inventory.

LIQUIDITY ○ Historically, we have utilized cash provided from operations as our primary source of liquidity, as internally generated cash flows have been sufficient to support our business operations, capital expenditures and discretionary share repurchases. We believe our current cash balances and anticipated cash flow to be generated from operations will be sufficient to cover cash outlays expected during 2012.

We are able to supplement this near-term liquidity, if necessary, with credit line facilities made available to us. Our liquidity is subject to various risks including the market risks identified in the section entitled "Qualitative and Quantitative Disclosures about Market Risk" in Item 7A.

	ON DECEMBER 31,		
	2011	**2010**	**2009**
Cash and cash equivalents	$ 29,372	$ 54,249	$ 29,016
Term deposit	—	—	49,246
Total debt	16,400	35,000	—
Available borrowing resources	18,000	33,766	15,000

On December 31, 2011, we had an outstanding balance of $14.4 million related to our U.S. Bank 1-year term loan facility. Our term loan, along with our line of credit and available cash, were utilized to finance the acquisition of Enson and to pay related transaction costs, fees, and expenses. Amounts paid or prepaid on the term loan may not be re-borrowed. The minimum principal payments for the term loan are $2.2 million each quarter, and began on January 5, 2011. On October 31, 2011, we extended the maturity date of this term loan to November 1, 2012.

During 2011, the maximum balance on our line of credit was $2.2 million and the average principal outstanding was $0.6 million. We had a drawing of $2.2 million during September 2011. The interest rate was constant at 3.25% during the 23 calendar days the $2.2 million was outstanding. We paid the $2.2 million back during September 2011. We had a drawing of $2.0 million during October 2011 and paid it back during the first quarter of 2012. The average interest rate was 2.05% during the 87 calendar days the $2.0 million was outstanding. These drawings were utilized to supplement our cash flows from operations.

Our U.S. Bank credit agreement is secured by sixty-five percent of Enson Assets Limited. Amounts available for borrowing are reduced by the balance of any outstanding import letters of credit and are subject to certain quarterly financial covenants related to our cash flow, fixed charges, quick ratio, and net income. On March 2, 2012, we entered into an amendment adjusting the quick ratio effective December 31, 2011. We were not in breach of our debt covenants on December 31, 2011.

Our working capital needs have typically been greatest during the third and fourth quarters when accounts receivable and inventories increase in connection with the fourth quarter holiday selling season. At December 31, 2011, we had $84.8 million of working capital compared to $65.6 million at December 31, 2010. The increase in working capital was a direct result of net income for the year ended December 31, 2011 of $19.9 million.

Our cash balances are held in numerous locations throughout the world. The majority of our cash is held outside of the United States and may be repatriated to the United States but, under current law, would be subject to United States federal income taxes, less applicable foreign tax credits. Repatriation of some foreign balances is restricted by local laws. We have not provided for the United States federal tax liability on these amounts for financial statement purposes as this cash is considered indefinitely reinvested outside of the United States. Our intent is to meet our domestic liquidity needs through ongoing cash flows, external borrowings, or both. We utilize a variety of tax planning strategies in an effort to ensure that our worldwide cash is available in the locations in which it is needed.

On December 31, 2011, we had approximately $4.1 million, $7.6 million, $16.5 million, $0.1 million, and $1.1 million of cash and cash equivalents in the United States, Europe, Asia, Cayman Islands and South America, respectively. We attempt to mitigate our exposure to liquidity, credit and other relevant risks by placing our cash and cash equivalents with financial institutions we believe are high quality.

For further information regarding our credit facilities, see "ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK."

It is our policy to carefully monitor the state of our business, cash requirements and capital structure. We believe that the cash generated from our operations and funds from our credit facilities will be sufficient to support our current business operations as well as anticipated growth at least through the end of 2012; however, there can be no assurance that such funds will be adequate for that purpose.

OFF BALANCE SHEET ARRANGEMENTS

Other than the contractual obligations disclosed above, we do not participate in any off balance sheet arrangements.

NEW ACCOUNTING PRONOUNCEMENTS

See "ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA — Notes to Consolidated Financial Statements — Note 2" for a discussion of new accounting pronouncements.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various market risks, including interest rate and foreign currency exchange rate fluctuations. We have established policies, procedures and internal processes governing our management of these risks and the use of financial instruments to mitigate our risk exposure.

INTEREST RATE RISK ○ We are exposed to interest rate risk related to our debt. We may withdraw either U.S. dollars or foreign currencies from our credit facilities. Our market risk exposures in connection with the debt are primarily U.S. dollar LIBOR-based floating interest. We estimate that if the 1-month LIBOR or the bank's prime rate fluctuates 1% from December 31, 2011, interest expense in the first quarter of 2012 would be between approximately $34 thousand and $116 thousand.

On December 31, 2011, we had an outstanding balance of $14.4 million related to our U.S. Bank 1-year term loan facility. The term loan maturity date is November 1, 2012, after extending the term for an additional 12 months effective October 31, 2011. Under the U.S. Bank term loan, we may elect to pay interest based on the bank's prime rate or LIBOR plus a fixed margin of 1.5%. The applicable LIBOR (1, 3, 6, or 12-month LIBOR) corresponds with the loan period we select. On December 31, 2011, the 1-month LIBOR plus the fixed margin was approximately 1.78% and the bank's prime rate was 3.25%. If a LIBOR rate loan is prepaid prior to the completion of the loan period, we must pay the bank the difference between the interest the bank would have earned had prepayment not occurred and the interest the bank actually earned. We may prepay prime rate loans in whole or in part at any time without a premium or penalty.

On December 31, 2011, we had an outstanding balance of $2.0 million related to our U.S. Bank secured revolving credit line. Under the U.S. Bank secured revolving credit line, we may elect to pay interest based on the bank's prime rate or LIBOR plus a fixed margin of 1.8%. The applicable LIBOR (1, 3, 6, or 12-month LIBOR) corresponds with the loan period we select. At December 31, 2011, the 12-month LIBOR plus the fixed margin was 2.90% and the bank's prime rate was 3.25%. If a LIBOR rate loan is prepaid prior to the completion of the loan period, we must pay the bank the difference between the interest the bank would have earned had prepayment not occurred and the interest the bank actually earned. We may prepay prime rate loans in whole or in part at any time without a premium or penalty.

Our U.S. Bank credit agreement is secured by sixty-five percent of Enson Assets Limited. Amounts available for borrowing are reduced by the balance of any outstanding import letters of credit and are subject to certain quarterly financial covenants related to our cash flow, fixed charges, quick ratio, and net income. On March 2, 2012, we entered into an amendment adjusting the quick ratio effective December 31, 2011. We were not in breach of our debt covenants on December 31, 2011.

We cannot make any assurances that we will not need to borrow additional amounts in the future or that funds will be extended to us under comparable terms or at all. If funding is not available to us at a time when we need to borrow, we would have to use our cash reserves, including potentially repatriating cash from foreign jurisdictions, which may have a material adverse effect on our operating results, financial position and cash flows.

FOREIGN CURRENCY EXCHANGE RATE RISK ○ At December 31, 2011 we had wholly owned subsidiaries in the Argentina, Brazil, Cayman Islands, France, Germany, Hong Kong, India, Italy, the Netherlands, People's Republic of China, Singapore, Spain, and the United Kingdom. We are exposed to foreign currency exchange rate risk inherent in our sales commitments, anticipated sales, anticipated purchases, assets and liabilities denominated in currencies other than the U.S. dollar. The most significant foreign currencies to our operations during 2011 were the Euro, British Pound, Chinese Yuan Renminbi, Indian Rupee, Singapore dollar, and Brazilian Real. For most currencies, we are a net receiver of the foreign currency and therefore benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar relative to the foreign currency. Even where we are a net receiver, a weaker U.S. dollar may adversely affect certain expense figures taken alone.

From time to time, we enter into foreign currency exchange agreements to manage the foreign currency exchange rate risks inherent in our forecasted income and cash flows denominated in foreign currencies. The terms of these foreign currency exchange agreements normally last less than nine months. We recognize the gains and losses on these foreign currency contracts in the same period as the remeasurement losses and gains of the related foreign currency-denominated exposures.

It is difficult to estimate the impact of fluctuations on reported income, as it depends on the opening and closing rates, the average net balance sheet positions held in a foreign currency and the amount of income generated in local currency. We routinely forecast what these balance sheet positions and income generated in local currency may be and we take steps to minimize exposure as we deem appropriate. Alternatively, we may choose not to hedge the foreign currency risk associated with our foreign currency exposures, primarily if such exposure acts as a natural foreign currency hedge for other offsetting amounts denominated in the same currency or the currency is difficult or too expensive to hedge. We do not enter into any derivative transactions for speculative purposes.

The sensitivity of earnings and cash flows to the variability in exchange rates is assessed by applying an approximate range of potential rate fluctuations to our assets, obligations and projected results of operations denominated in foreign currency with all other variables held constant. The analysis covers all of our foreign currency contracts offset by the underlying exposures. Based on our overall foreign currency rate exposure at December 31, 2011, we believe that movements in foreign currency rates may have a material effect on our financial position. We estimate that if the exchange rates for the Euro, British Pound, Chinese Yuan Renminbi, Indian Rupee, and Singapore dollar, and the Brazilian Real relative to the U.S. dollar fluctuate 10% from December 31, 2011, net income and total cash flows in the first quarter of 2012 would fluctuate by approximately $2.6 million and $2.8 million, respectively.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Universal Electronics Inc.

We have audited the accompanying consolidated balance sheets of Universal Electronics Inc. (a Delaware corporation) as of December 31, 2011 and 2010, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Universal Electronics Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Universal Electronics Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 14, 2012 expressed an unqualified opinion.

Grant Thornton LLP

/s/ Grant Thornton LLP
Irvine, California
March 14, 2012

Consolidated Balance Sheets

(IN THOUSANDS, EXCEPT SHARE-RELATED DATA)

ASSETS	*DECEMBER 31,*	
Current assets:		
Cash and cash equivalents	$ 29,372	$ 54,249
Accounts receivable, net	82,184	86,304
Inventories, net	90,904	65,402
Prepaid expenses and other current assets	3,045	2,582
Deferred income taxes	6,558	5,896
Total current assets	212,063	214,433
Property, plant, and equipment, net	80,449	78,097
Goodwill	30,820	30,877
Intangible assets, net	32,814	35,994
Other assets	5,350	5,464
Deferred income taxes	7,992	7,806
Total assets	$ 369,488	$ 372,671

LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 55,430	$ 56,086
Line of credit	2,000	—
Notes payable	14,400	35,000
Accrued sales discounts, rebates and royalties	6,544	7,942
Accrued income taxes	5,707	5,873
Accrued compensation	29,204	30,634
Deferred income taxes	50	57
Other accrued expenses	13,967	13,238
Total current liabilities	127,302	148,830
Long-term liabilities:		
Deferred income taxes	11,056	11,369
Income tax payable	1,136	1,212
Other long-term liabilities	5	56
Total liabilities	139,499	161,467

COMMITMENTS AND CONTINGENCIES		
Stockholders' equity:		
Preferred stock, $0.01 par value, 5,000,000 shares authorized; none issued or outstanding	—	—
Common stock, $0.01 par value, 50,000,000 shares authorized; 21,142,915 and 20,877,248 shares issued on December 31, 2011 and 2010, respectively	211	209
Paid-in capital	173,701	166,940
Accumulated other comprehensive income (loss)	938	(489)
Retained earnings	154,016	134,070
	328,866	300,730
Less cost of common stock in treasury, 6,353,035 and 5,926,071 shares on December 31, 2011 and 2010, respectively	(98,877)	(89,526)
Total stockholders' equity	229,989	211,204
Total liabilities and stockholders' equity	$ 369,488	$ 372,671

See Note 5 for further information concerning our purchases from a related party vendor.
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Income Statements

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	YEAR ENDED DECEMBER 31,		
	2011	2010	2009
Net sales	$ 468,630	$ 331,780	$ 317,550
Cost of sales	338,569	227,931	215,938
Gross profit	130,061	103,849	101,612
Research and development expenses	12,267	10,709	8,691
Selling, general and administrative expenses	91,218	71,839	70,974
Operating income	26,576	21,301	21,947
Interest (expense) income, net	(270)	34	471
Other (expense) income, net	(1,075)	523	(241)
Income before provision for income taxes	25,231	21,858	22,177
Provision for income taxes	5,285	6,777	7,502
Net income	$ 19,946	$ 15,081	$ 14,675
Earnings per share:			
Basic	$ 1.34	$ 1.10	$ 1.07
Diluted	$ 1.31	$ 1.07	$ 1.05
Shares used in computing earnings per share:			
Basic	14,912	13,764	13,667
Diluted	15,213	14,106	13,971

See Note 5 for further information concerning our purchases from a related party vendor.
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(IN THOUSANDS)

	Common Stock Issued	
	Shares	Amount
Balance at December 31, 2008	18,716	$ 187
Comprehensive income:		
Net income		
Currency translation adjustment		
Total comprehensive income		
Shares issued for employee benefit plan and compensation	145	1
Purchase of treasury shares		
Stock options exercised	279	3
Shares issued to Directors		
Stock-based compensation expense		
Tax benefit from exercise of non-qualified stock options and vested restricted stock		
Balance at December 31, 2009	19,140	$ 191
Comprehensive income:		
Net income		
Currency translation adjustment		
Total comprehensive income		
Shares issued for employee benefit plan and compensation	156	2
Shares issued for purchase of Enson	1,460	15
Purchase of treasury shares		
Stock options exercised	121	1
Shares issued to Directors		
Stock-based compensation expense		
Tax benefit from exercise of non-qualified stock options and vested restricted stock		
Balance at December 31, 2010	20,877	$ 209
Comprehensive income:		
Net income		
Currency translation adjustment		
Total comprehensive income		
Shares issued for employee benefit plan and compensation	164	1
Purchase of treasury shares		
Stock options exercised	102	1
Shares issued to Directors		
Stock-based compensation expense		
Tax benefit from exercise of non-qualified stock options and vested restricted stock		
Balance at December 31, 2011	21,143	$ 211

The accompanying notes are an integral part of these consolidated financial statements.

	Common Stock in Treasury			Accumulated Other Comprehensive Income (Loss)			
	Shares	Amount	Paid-in Capital		Retained Earnings	Totals	Comprehensive Income
	(5,070)	$ (72,449)	$ 120,551	$ 750	$ 104,314	$ 153,353	
					14,675		$ 14,675
				713			713
							$ 15,388
			740			741	
	(405)	(7,747)				(7,747)	
			3,272			3,275	
	25	370	(370)			—	
			4,312			4,312	
			408			408	
	(5,450)	$ (79,826)	$ 128,913	$ 1,463	$ 118,989	$ 169,730	
					15,081		$ 15,081
				(1,952)			(1,952)
							$ 13,129
			564			566	
			30,748			30,763	
	(506)	(10,145)				(10,145)	
			1,963			1,964	
	30	445	(445)			—	
			4,966			4,966	
			231			231	
	(5,926)	$ (89,526)	$ 166,940	$ (489)	$ 134,070	$ 211,204	
					19,946		$ 19,946
				1,427			1,427
							$ 21,373
			728			729	
	(457)	(9,785)				(9,785)	
			1,676			1,677	
	30	434	(434)			—	
			4,511			4,511	
			280			280	
	(6,353)	$ (98,877)	$ 173,701	$ 938	$ 154,016	$ 229,989	

Consolidated Statements of Cash Flows

(IN THOUSANDS)

	YEAR ENDED DECEMBER 31,		
	2011	**2010**	**2009**
Cash provided by operating activities:			
Net income	$ 19,946	$ 15,081	$ 14,675
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	17,335	8,059	6,801
Provision for doubtful accounts	277	931	435
Provision for inventory write-downs	5,625	3,514	4,179
Deferred income taxes	(1,043)	(559)	(1,036)
Tax benefit from exercise of stock options and vested restricted stock	280	231	408
Excess tax benefit from stock-based compensation	(439)	(290)	(250)
Shares issued for employee benefit plan	729	566	741
Stock-based compensation	4,511	4,966	4,312
Changes in operating assets and liabilities, net of acquired assets and assumed liabilities:			
Accounts receivable	3,142	13,192	(4,278)
Inventories	(30,597)	(5,102)	(1,053)
Prepaid expenses and other assets	(345)	950	552
Accounts payable and accrued expenses	(4,319)	922	(2,201)
Accrued income and other taxes	(302)	(4,322)	702
Net cash provided by operating activities	14,800	38,139	23,987
Cash used for investing activities:			
Acquisition of Enson, net of cash acquired	—	(74,271)	—
Term deposit	—	49,246	(49,246)
Acquisition of property, plant, and equipment	(13,630)	(8,440)	(6,171)
Acquisition of intangible assets	(1,064)	(1,378)	(1,172)
Acquisition of assets from Zilog	—	—	(9,502)
Net cash used for investing activities	(14,694)	(34,843)	(66,091)
Cash (used for) provided by financing activities:			
Issuance of debt	4,200	41,000	—
Payment of debt	(22,800)	(9,834)	—
Proceeds from stock options exercised	1,677	1,964	3,275
Treasury stock purchased	(9,785)	(10,145)	(7,747)
Excess tax benefit from stock-based compensation	439	290	250
Net cash (used for) provided by financing activities	(26,269)	23,275	(4,222)
Effect of exchange rate changes on cash	1,286	(1,338)	104
Net (decrease) increase in cash and cash equivalents	(24,877)	25,233	(46,222)
Cash and cash equivalents at beginning of year	54,249	29,016	75,238
Cash and cash equivalents at end of year	$ 29,372	$ 54,249	$ 29,016

Supplemental Cash Flow Information — Income taxes paid were $8.1 million, $11.7 million, and $8.1 million in 2011, 2010, and 2009, respectively. We had interest payments of $0.4 million in 2011 and $0 in both 2010 and 2009.

See Note 5 for further information concerning our purchases from a related party vendor.

The accompanying notes are an integral part of these consolidated financial statements.

Notes To Consolidated Financial Statements

DECEMBER 31, 2011

*Note 1_* DESCRIPTION OF BUSINESS

Universal Electronics Inc., based in Southern California, develops and manufactures a broad line of easy-to-use, pre-programmed universal wireless control products and audio-video accessories as well as software designed to enable consumers to wirelessly connect, control and interact with an increasingly complex home entertainment environment. In addition, over the past 24 years we have developed a broad portfolio of patented technologies and a database of home connectivity software that we license to our customers, including many leading Fortune 500 companies.

Our primary markets include cable and satellite television service provider, original equipment manufacturer ("OEM"), retail, custom installer, private label, and personal computing companies. We sell directly to our customers, and for retail and custom installers we also sell through distributors in Europe, Australia, New Zealand, South Africa, the Middle East, Mexico, and selected countries in Asia and Latin America under the One For All® and Nevo® brand names.

As used herein, the terms "we", "us" and "our" refer to Universal Electronics Inc. and its subsidiaries unless the context indicates to the contrary.

*Note 2_* SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION ○ The consolidated financial statements include our accounts and those of our wholly-owned subsidiaries. All the intercompany accounts and transactions have been eliminated in the consolidated financial statements.

RECLASSIFICATION ○ Certain prior period amounts in the accompanying consolidated financial statements have been reclassified to conform to the current year presentation. These reclassifications had no effect on previously reported net income or shareholders' equity.

ESTIMATES AND ASSUMPTIONS ○ The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, we evaluate our estimates and assumptions, including those related to revenue recognition, allowance for sales returns and doubtful accounts, warranties, inventory valuation, business combination purchase price allocations, our review for impairment of long-lived assets, intangible assets and goodwill, income taxes and compensation expense. Actual results may differ from these assumptions and estimates, and they may be adjusted as more information becomes available. Any adjustment may be material.

REVENUE RECOGNITION AND SALES ALLOWANCES ○ We recognize revenue on the sale of products when title of the goods has transferred, there is persuasive evidence of an arrangement (such as when a purchase order is received from the customer), the sales price is fixed or determinable, and collectability is reasonably assured.

The provision recorded for estimated sales returns is deducted from gross sales to arrive at net sales in the period the related revenue is recorded. These estimates are based on historical sales returns, analysis of credit memo data and other known factors. We have no obligations after delivery of our products other than the associated warranties. See Note 13 for further information concerning our warranty obligations.

We offer discounts and rebates that are recorded based on historical experience and our expectation regarding future sales by a customer. Changes in such accruals may be required if future rebates and incentives differ from our estimates. Rebates and incentives are recognized as a reduction of sales if distributed in cash or customer account credits. Rebates and incentives are recognized as cost of sales if we provide products or services for payment.

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Sales allowances are recognized as reductions of gross accounts receivable to arrive at accounts receivable, net if the sales allowances are distributed in customer account credits. See Note 4 for further information concerning our sales allowances.

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make payments for products sold or services rendered. The allowance for doubtful accounts is based on a variety of factors, including historical experience, length of time receivables are past due, current economic trends and changes in customer payment behavior. Also, we record specific provisions for individual accounts when we become aware of a customer's inability to meet its financial obligations to us, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position. If circumstances related to a customer change, our estimates of the recoverability of the receivables would be further adjusted.

We generate service revenue, which is paid monthly, as a result of providing consumer support programs to some of our customers through our call centers. These service revenues are recognized when services are performed, persuasive evidence of an arrangement exists (such as when a signed agreement is received from the customer), the sales price is fixed or determinable, and collectability is reasonably assured.

We recognize revenue for the sale of tooling when the related services have been provided, customer acceptance documentation has been obtained, the sales price is fixed or determinable, and collectability is reasonably assured.

We also license our intellectual property including our patented technologies, trademarks, and database of infrared codes. When our license fees are paid on a per unit basis we record license revenue when our customers ship a product incorporating our intellectual property, persuasive evidence of an arrangement exists, the sales price is fixed or determinable, and collectability is reasonably assured. Revenue for term license fees is recognized on a straight-line basis over the effective term of the license when we cannot reliably predict in which periods, within the term of the license, the licensee will benefit from the use of our patented inventions.

We may from time to time initiate the sale of certain intellectual property, including patented technologies, trademarks, or a particular database of infrared codes. When a fixed upfront fee is received in exchange for the conveyance of a patent, trademark, or database delivered that represents the culmination of the earnings process, we record revenue when delivery has occurred, persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collectability is reasonably assured.

We present all non-income government-assessed taxes (sales, use and value added taxes) collected from our customers and remitted to governmental agencies on a net basis (excluded from revenue) in our financial statements. The government-assessed taxes are recorded in other accrued expenses until they are remitted to the government agency.

INCOME TAXES ○ Income tax expense includes U.S. and foreign income taxes. We account for income taxes using the liability method. We record deferred tax assets and deferred tax liabilities on our balance sheet for expected future tax consequences of events recognized in our financial statements in a different period than our tax return using enacted tax rates that will be in effect when these differences reverse. We record a valuation allowance to reduce net deferred tax assets if we determine that it is more likely than not that the deferred tax assets will not be realized. A current tax asset or liability is recognized for the estimated taxes refundable or payable for the current year.

Accounting standards prescribe a recognition threshold and a measurement attribute for the financial statement recognition and measurement of the positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. A "more likely than not" tax position is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, or else a full reserve is established against the tax asset or a liability is recorded. See Note 9 for further information concerning income taxes.

RESEARCH AND DEVELOPMENT ○ Research and development costs are expensed as incurred and consist primarily of salaries, employee benefits, supplies and materials.

ADVERTISING ○ Advertising costs are expensed as incurred. Advertising expense totaled $1.2 million, $1.7 million, and $1.3 million for the years ended December 31, 2011, 2010 and 2009, respectively.

SHIPPING AND HANDLING FEES AND COSTS ○ We include shipping and handling fees billed to customers in net sales. Shipping and handling costs associated with in-bound freight are recorded in cost of goods sold. Other shipping and handling costs are included in selling, general and administrative expenses and totaled $9.7 million, $7.5 million and $7.9 million for the years ended December 31, 2011, 2010 and 2009, respectively.

STOCK-BASED COMPENSATION ○ We recognize the grant date fair value of stock-based compensation awards as expense, net of estimated forfeitures, in proportion to vesting during the requisite service period, which ranges from one to four years.

We determine the fair value of the restricted stock awards utilizing the average of the high and low trade prices of our Company's shares on the date they were granted.

We have evaluated the available option pricing models and the assumptions we may utilize to estimate the grant date fair value of stock options granted to employees and directors. We have elected to utilize the Black-Scholes option pricing model. The assumptions utilized in the Black-Scholes model include the following:

- risk-free interest rate;
- expected volatility; and
- expected life in years.

Our risk-free interest rate over the expected term is equal to the prevailing U.S. Treasury note rate over the same period. As part of our assessment of possible expected volatility assumptions, management determined that historical volatility calculated based on our actively traded common stock is a better indicator of expected volatility and future stock price trends than implied volatility. Therefore, we calculate the expected volatility of our common stock utilizing its historical volatility over a period of time equal to the expected term of the stock option. To determine our expected life assumption, we examined the historical pattern of stock option exercises in an effort to determine if there were any discernible patterns based on employee classification. From this analysis, we identified two classifications: (1) Executives and Board of Directors and (2) Non-Executives. Our estimate of expected life is computed utilizing historical exercise patterns and post-vesting behavior within each of the two identified classifications. See Notes 14 and 16 for further information regarding stock-based compensation.

FOREIGN CURRENCY TRANSLATION AND FOREIGN CURRENCY TRANSACTIONS o We use the U.S. dollar as our functional currency for financial reporting purposes. The functional currency for most of our foreign subsidiaries is their local currency. The translation of foreign currencies into U.S. dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet dates and for revenue and expense accounts using the average exchange rate during each period. The gains and losses resulting from the translation are included in the foreign currency translation adjustment account, a component of accumulated other comprehensive income in stockholders' equity, and are excluded from net income. The portions of intercompany accounts receivable and accounts payable that are intended for settlement are translated at exchange rates in effect at the balance sheet date. Our intercompany foreign investments and long-term debt that are not intended for settlement are translated using historical exchange rates.

We recorded a foreign currency translation gain of $1.4 million, a loss of $2.0 million and a gain of $0.7 million for the years ended December 31, 2011, 2010 and 2009, respectively. The foreign currency translation gain of $1.4 million for the year ended December 31, 2011 was driven by the weakening of the U.S. dollar versus the Chinese Yuan Renminbi. The U.S. dollar/Chinese Yuan Renminbi spot rate was 0.159 and 0.152 at December 31, 2011 and 2010, respectively.

The foreign currency translation loss of $2.0 million for the year ended December 31, 2010 was driven by the strengthening of the U.S. dollar versus the Euro. The U.S. dollar/Euro spot rate was 1.34 and 1.43 at December 31, 2010 and 2009, respectively.

The foreign currency translation gain of $0.7 million for the year ended December 31, 2009 was driven by the weakening of the U.S. dollar versus the Euro. The U.S. dollar/Euro spot rate was 1.43 and 1.39 at December 31, 2009 and 2008, respectively.

Transaction gains and losses generated by the effect of changes in foreign currency exchange rates on recorded assets and liabilities denominated in a currency different than the functional currency of the applicable entity are recorded in other (expense) income, net. See Note 17 for further information concerning transaction gains and losses.

FINANCIAL INSTRUMENTS o Our financial instruments consist primarily of investments in cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The carrying value of our financial instruments approximates fair value as a result of their short maturities. See Notes 3, 4, 5, 8, 10, and 11 for further information concerning our financial instruments.

CASH AND CASH EQUIVALENTS o Cash and cash equivalents include cash accounts and all investments purchased with initial maturities of 3 months or less. We attempt to mitigate our exposure to liquidity, credit and other relevant risks by placing our cash and cash equivalents with financial institutions we believe are high quality. These financial institutions are located in many different geographic regions. As part of our cash and risk management processes, we perform periodic evaluations of the relative credit standing of our financial institutions. We have not sustained credit losses from instruments held at financial institutions. See Note 3 for further information concerning cash and cash equivalents.

INVENTORIES o Inventories consist of remote controls, audio-video accessories as well as the related component parts and raw materials. Inventoriable costs include materials, labor, freight-in and manufacturing overhead related to the purchase and production of inventories. We value our inventories at the lower of cost or market. Cost is determined using the first-in, first-out method. We attempt to carry inventories in amounts necessary to satisfy our customer requirements on a timely basis. See Note 5 for further information concerning our inventories and suppliers.

Product innovations and technological advances may shorten a given product's life cycle. We continually monitor our inventories to identify any excess or obsolete items on hand. We write-down our inventories for estimated excess and obsolescence in an amount equal to the difference between the cost of the inventories and estimated net realizable value. These estimates are based upon management's judgment about future demand and market conditions. Actual results may differ from management's judgments and additional write-downs may be required. Our total excess and obsolete inventory reserve on December 31, 2011 and 2010 was $3.4 million and $2.1 million, respectively, or 3.8% and 3.3 % of our total inventory balance.

PROPERTY, PLANT, AND EQUIPMENT o Property, plant, and equipment are recorded at cost. The cost of property, plant, and equipment includes the purchase price of the asset and all expenditures necessary to prepare the asset for its intended use. We capitalize additions and improvements and expense maintenance and repairs as incurred. To qualify for capitalization an asset must have a useful life greater than one year and a cost greater than $1,000 for individual assets or $5,000 for assets purchased in bulk.

We capitalize certain internal and external costs incurred to acquire or create internal use software, principally related to software coding, designing system interfaces and installation and testing of the software.

For financial reporting purposes, depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the appropriate accounts and any gain or loss is included as a component of depreciation expense in operating income.

Estimated useful lives consist of the following:

Buildings	25 Years
Tooling and equipment	2-7 Years
Computer equipment	3-7 Years
Software	3-5 Years
Furniture and fixtures	5-7 Years
Leasehold improvements	Lesser of lease term or useful life (approximately 2 to 6 years)

See Note 6 for further information concerning our property, plant, and equipment.

GOODWILL ○ We record the excess purchase price of net tangible and intangible assets acquired over their estimated fair value as goodwill. We evaluate the carrying value of goodwill on December 31 of each year and between annual evaluations if events occur or circumstances change that may reduce the fair value of the reporting unit below its carrying amount. Such circumstances may include, but are not limited to: (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator.

When performing the impairment review, we determine the carrying amount of each reporting unit by assigning assets and liabilities, including the existing goodwill, to those reporting units. A reporting unit is defined as an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is deemed a reporting unit if the component constitutes a business for which discrete financial information is available, and segment management regularly reviews the operating results of that component. We have a single reporting unit.

To evaluate whether goodwill is impaired, we compare the estimated fair value of the reporting unit to which the goodwill is assigned to the reporting unit's carrying amount, including goodwill. We estimate the fair value of our reporting unit based on income and market approaches. Under the income approach, we calculate the fair value of a reporting unit based on the present value of estimated future cash flows. Under the market approach, we estimate the fair value based on market multiples of Enterprise Value to EBITDA for comparable companies. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then we record an impairment loss equal to the difference.

To calculate the implied fair value of the reporting unit's goodwill, the fair value of the reporting unit is first allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the reporting unit's fair value over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value.

We conducted annual goodwill impairment reviews on December 31, 2011, 2010 and 2009. Based on the analysis performed, we determined that the fair values of our reporting unit exceeded its carrying amount, including goodwill, and therefore it was not impaired. See Notes 7 and 21 for further information concerning goodwill.

LONG-LIVED AND INTANGIBLE ASSETS IMPAIRMENT ○ Intangible assets consist principally of distribution rights, patents, trademarks, trade names, developed and core technologies, capitalized software development costs (see also Note 2 under the caption Capitalized Software Development Costs) and customer relationships. Capitalized amounts related to patents represent external legal costs for the application and maintenance of patents. Intangible assets are amortized using the straight-line method over their estimated period of benefit, ranging from one to fifteen years.

We assess the impairment of long-lived assets and intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered important which may trigger an impairment review include the following: (1) significant underperformance relative to expected historical or projected future operating results; (2) significant changes in the manner or use of the assets or strategy for the overall business; (3) significant negative industry or economic trends and (4) a significant decline in our stock price for a sustained period.

We conduct an impairment review when we determine that the carrying value of a long-lived or intangible asset may not be recoverable based upon the existence of one or more of the above indicators of impairment. The asset is impaired if its carrying value exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. In assessing recoverability, we must make assumptions regarding estimated future cash flows and other factors.

The impairment loss is the amount by which the carrying value of the asset exceeds its fair value. We estimate fair value utilizing the projected discounted cash flow method and a discount rate determined by our management to be commensurate with the risk inherent in our current business model. When calculating fair value, we must make assumptions regarding estimated future cash flows, discount rates and other factors.

See Notes 6 and 15 for further information concerning long-lived assets. See Notes 7 and 21 for further information concerning intangible assets.

CAPITALIZED SOFTWARE DEVELOPMENT COSTS ○ Costs incurred to develop software for resale are expensed when incurred as research and development until technological feasibility has been established. We have determined that technological feasibility for our products is established when a working prototype is complete. Once technological feasibility is established, software development costs are capitalized until the product is available for general release to customers.

Capitalized software development costs are amortized on a product-by-product basis. Amortization is recorded in cost of sales and is the greater amount computed using:

a. the net book value at the beginning of the period multiplied by the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product; or

b. the straight-line method over the remaining estimated economic life of the product including the period being reported on.

The amortization of capitalized software development costs begins when the related product is available for general release to customers. The amortization periods normally range from one to two years.

We compare the unamortized capitalized software development costs of a product to its net realizable value at each balance sheet date. The amount by which the unamortized capitalized software development costs exceed the product's net realizable value is written off. The net realizable value is the estimated future gross revenues of a product reduced by its estimated completion and disposal costs. Any remaining amount of capitalized software development costs are considered to be the cost for subsequent accounting purposes and the amount of the write-down is not subsequently restored. See Note 7 for further information concerning capitalized software development costs.

DERIVATIVES ○ Our foreign currency exposures are primarily concentrated in the Brazilian Real, British Pound, Chinese Yuan Renminbi, Euro, Hong Kong dollar, Indian Rupee, and Singapore dollar. We periodically enter into foreign currency exchange contracts with terms normally lasting less than nine months to protect against the adverse effects that exchange-rate fluctuations may have on our foreign currency-denominated receivables, payables, cash flows and reported income. We do not enter into financial instruments for speculation or trading purposes.

The derivatives we enter into have not qualified for hedge accounting. The gains and losses on both the derivatives and the foreign currency-denominated balances are recorded as foreign exchange transaction gains or losses and are classified in other (expense) income, net. Derivatives are recorded on the balance sheet at fair value. The estimated fair value of derivative financial instruments represents the amount required to enter into similar offsetting contracts with similar remaining maturities based on quoted market prices. See Note 19 for further information concerning derivatives.

FAIR-VALUE MEASUREMENTS ○ We measure fair value using the framework established by the FASB accounting guidance for fair value measurements and disclosures. This framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants.

The valuation techniques are based upon observable and unobservable inputs. Observable or market inputs reflect market data obtained from independent sources. Unobservable inputs require management to make certain assumptions and judgments based on the best information available. Observable inputs are the preferred data source. These two types of inputs result in the following fair value hierarchy:

Level 1: Quoted prices (unadjusted) for identical instruments in active markets.

Level 2: Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Prices or valuations that require management inputs that are both significant to the fair value measurement and unobservable.

NEW ACCOUNTING PRONOUNCEMENTS ○ During December 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-12, "Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05." Under the amendments in ASU 2011-05 "Presentation of Comprehensive Income," entities are required to present reclassification adjustments and the effect of those reclassification adjustments on the face of the financial statements where net income is presented, by component of net income, and on the face of the financial statements where other comprehensive income is presented, by component of other comprehensive income. In addition, the amendments in ASU 2011-05 require that reclassification adjustments be presented in interim financial periods. The amendments in ASU 2011-12 supersede changes to those paragraphs in ASU 2011-05 that pertain to how, when, and where reclassification adjustments are presented. ASU 2011-12 is issued to allow FASB time to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. The adoption of ASU 2011-12 will result in changes to our presentation and disclosure only and will not have an impact on our consolidated results of operations and financial condition.

During December 2011, the FASB issued ASU 2011-11, "Disclosures about Offsetting Assets and Liabilities." The amendments in ASU 2011-11 require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The adoption of ASU 2011-11 will result in changes to our presentation and disclosure only and will not have an impact on our consolidated results of operations and financial condition.

During September 2011, the FASB issued ASU 2011-08, "Testing Goodwill for Impairment." The amendments in ASU 2011-08 are intended to reduce the cost and complexity associated with goodwill impairment tests required under the Accounting Standard Codification Topic 350 Intangibles – Goodwill and Other. The update permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The amendments in this update are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of ASU 2011-08 is not expected to have a significant impact to our consolidated financial position or results of operations.

During June 2011, the FASB issued ASU 2011-05, "Presentation of Comprehensive Income." ASU 2011-05 eliminates the option to report other comprehensive income and its components in the statement of changes in stockholders' equity and requires an entity to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement or in two separate but consecutive statements. This pronouncement is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of ASU 2011-05 will result in changes to our presentation and disclosure only and will not have an impact on our consolidated results of operations and financial condition.

During May 2011, the FASB issued ASU No. 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards ("IFRS")." This pronouncement was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and IFRS. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for level 3 fair value measurements. This pronouncement is effective for reporting periods beginning on or after December 15, 2011. The adoption of ASU 2011-04 is not expected to have a significant impact to our consolidated financial position or results of operations.

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS ○ We adopted the following accounting standards during 2011, none of which had a material effect on our consolidated financial position and results of operations:

- During January 2010, the FASB issued ASU No. 2010-6 to improve the disclosure and transparency of fair value measurements. These amendments clarify the level of disaggregation required, and the necessary disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. We adopted this ASU beginning January 1, 2011.
- During December 2010, the FASB issued ASU No. 2010-29 to address diversity in practice regarding the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. We adopted this ASU beginning January 1, 2011.
- During October 2009, the FASB issued ASU No. 2009-14 to address accounting for arrangements that contain tangible products and software. We adopted this ASU beginning January 1, 2011.
- During October 2009, the FASB issued ASU No. 2009-13 to address the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined accounting unit. We adopted this ASU beginning January 1, 2011.

*Note 3_* CASH AND CASH EQUIVALENTS

The following table sets forth our cash and cash equivalents that were accounted for at fair value on a recurring basis on December 31, 2011 and 2010:

(IN THOUSANDS)	DECEMBER 31, 2011				DECEMBER 31, 2010			
	Fair Value Measurement Using			Total	Fair Value Measurement Using			Total
Description	(Level 1)	(Level 2)	(Level 3)	Balance	(Level 1)	(Level 2)	(Level 3)	Balance
Cash and cash equivalents	$ 29,372	$ —	$ —	$ 29,372	$ 54,249	$ —	$—	$ 54,249

On December 31, 2011, we had approximately $4.1 million, $7.6 million, $16.5 million, $0.1 million, and $1.1 million of cash and cash equivalents in the United States, Europe, Asia, Cayman Islands and South America, respectively.

On December 31, 2010, we had approximately $6.5 million, $15.0 million, $27.8 million, $4.0 million, and $0.9 million of cash and cash equivalents in the United States, Europe, Asia, Cayman Islands and South America, respectively.

See Note 2 under the caption Cash and Cash Equivalents for further information regarding our accounting principles.

*Note 4_* ACCOUNTS RECEIVABLE, NET AND REVENUE CONCENTRATIONS

Accounts receivable, net consisted of the following on December 31, 2011 and 2010:

(IN THOUSANDS)	2011	2010
Trade receivables, gross	$ 82,305	$ 88,485
Allowance for doubtful accounts	(1,021)	(878)
Allowance for sales returns	(981)	(1,366)
Net trade receivables	80,303	86,241
Other	1,881	63
Accounts receivable, net	$ 82,184	$ 86,304

ALLOWANCE FOR DOUBTFUL ACCOUNTS o The following changes occurred in the allowance for doubtful accounts during the years ended December 31, 2011, 2010, and 2009:

(IN THOUSANDS) Description	Balance at Beginning of Period	Additions to Costs and Expenses	(Write-offs)/ FX Effects	Balance at End of Period
Year Ended December 31, 2011	$ 878	$ 277	$ (134)	$ 1,021
Year Ended December 31, 2010	$ 2,423	$ 931	$ (2,476)	$ 878
Year Ended December 31, 2009	$ 2,439	$ 435	$ (451)	$ 2,423

SALES RETURNS o The allowance for sales returns at December 31, 2011 and 2010 contained reserves for items returned prior to year-end that were not completely processed, and therefore had not yet been removed from the allowance for sales returns balance. If these returns had been fully processed, the allowance for sales returns balance would have been approximately $0.7 million and $0.9 million on December 31, 2011 and 2010, respectively. The value of these returned goods was included in our inventory balance at December 31, 2011 and 2010.

SIGNIFICANT CUSTOMERS o During the year ended December 31, 2011, we had net sales to two significant customers (DIRECTV and Sony), that when combined with their sub-contractors, each totaled 10% or more of our net sales. Our sales to Sony and its sub-contractors collectively did not exceed 10% of our net sales for the years ended December 31, 2010 and 2009. During the years ended December 31, 2010 and 2009, we had net sales to two significant customers (DIRECTV and Comcast), that when combined with their sub-contractors, each totaled more than 10% of our net sales as follows:

	YEAR ENDED DECEMBER 31,					
	2011		2010		2009	
	$ (thousands)	% of Net Sales	$ (thousands)	% of Net Sales	$ (thousands)	% of Net Sales
DIRECTV	$ 57,371	12.2%	$ 45,367	13.7%	$ 66,849	21.1%
Comcast	—	—	$ 42,716	12.9%	$ 35,382	11.1%
Sony	$ 48,483	10.3%	—	—	—	—

Trade receivables with these customers were the following on December 31, 2011 and 2010:

	DECEMBER 31, 2011		DECEMBER 31, 2010	
	$ (thousands)	% of Accounts receivable, net	$ (thousands)	% of Accounts Receivable, net
DIRECTV	$ 7,599	9.2%	$ 9,481	11.0%
Comcast	—	—	$ 4,786	5.5%
Sony	$ 7,064	8.6%	—	—

Echostar accounted for greater than 10% of accounts receivable, net on December 31, 2010, but did not account for greater than 10% of net sales for the year then ended. Trade receivables with this customer amounted to $10,458 thousand, or 12.1%, of our accounts receivable, net on December 31, 2010.

The loss of any of these customers or any other customer, either in the United States or abroad, due to their financial weakness or bankruptcy, or our inability to obtain orders or maintain our order volume with them, may have a material adverse effect on our financial condition, results of operations and cash flows. Please see Note 2 under the captions Revenue Recognition and Sales Allowances and Financial Instruments for further information regarding our accounting principles.

*Note 5_* INVENTORIES, NET AND SIGNIFICANT SUPPLIERS

Inventories, net consisted of the following on December 31, 2011 and 2010:

(IN THOUSANDS)	2011	2010
Raw materials	$ 17,014	$ 15,864
Components[1]	21,819	10,358
Work in process	1,071	2,885
Finished goods[2]	54,447	38,430
Reserve for excess and obsolete inventory	(3,447)	(2,135)
Inventories, net	$ 90,904	$ 65,402

[1] During 2011, we increased our investment in safety stock for certain components, including integrated circuits, as a result of uncertainties regarding the effect that the Tsunami in Japan and the 2012 Chinese New Year holiday would have on our supply chain.

[2] Finished goods increased $16 million, or 42%, from $38.4 million on December 31, 2010 to $54.4 million on December 31, 2011. During the second quarter of 2011, we altered our shipping terms with a significant customer which resulted in us holding title to inventories until shipments are received by them. Prior to altering our shipping terms, title transferred to this significant customer at the shipping point. In addition, we increased our investment in safety stock for certain products, as a result of uncertainties regarding the effect that the 2012 Chinese New Year holiday would have on our supply chain.

RESERVE FOR EXCESS AND OBSOLETE INVENTORY ○ Changes in the reserve for excess and obsolete inventory during the years ended December 30, 2011, 2010 and 2009 were composed of the following:

(IN THOUSANDS) Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses[1]	Sell Through[2]	Write-offs/FX Effects	Balance at End of Period
Reserve for excess and obsolete inventory:					
Year Ended December 31, 2011	$ 2,135	$ 4,568	$ (1,295)	$ (1,961)	$ 3,447
Year Ended December 31, 2010	$ 1,750	$ 2,887	$ (1,043)	$ (1,459)	$ 2,135
Year Ended December 31, 2009	$ 1,535	$ 3,340	$ (865)	$ (2,260)	$ 1,750

[1] The additions charged to costs and expenses do not include inventory directly written-off that was scrapped during production totaling $1.0 million, $0.6 million, and $0.8 million for the years ended December 31, 2011, 2010, and 2009. These amounts are production waste and are not included in management's reserve for excess and obsolete inventory.

[2] This column represents the gross book value of inventory items sold during the period that had been previously written down to zero net book value. Sell through is the result of differences between our judgment concerning the salability of inventory items during the excess and obsolete inventory review process and our subsequent experience.

See Note 2 under the caption Inventories for further information regarding our accounting principles.

SIGNIFICANT SUPPLIERS ○ We purchase integrated circuits, used principally in our wireless control products, from two main suppliers. The total purchased from one of these suppliers was greater than 10% of our total inventory purchases for each of the years ended December 31, 2011, 2010, and 2009. In addition, our purchases from one component and finished good supplier amounted to greater than 10% of our total inventory purchases for the year ended December 31, 2010. Our purchases from three component and finished good suppliers each amounted to greater than 10% of our total inventory purchases for the year ended December 31, 2009.

During the years ended December 31, 2011, 2010 and 2009, the amounts purchased from these four suppliers were the following:

	YEAR ENDED DECEMBER 31,					
	2011		2010		2009	
	$ (thousands)	% of Total Inventory Purchases	$ (thousands)	% of Total Inventory Purchases	$ (thousands)	%of Total Inventory Purchases
Integrated circuit supplier A	$ 29,124	10.2 %	$ 30,047	15.3 %	$ 28,290	14.8%
Component and finished good supplier A	—	—	$ 36,966	18.9%	$ 44,590	23.3%
Component and finished good supplier B [1]	—	—	—	—	$ 46,004	24.1%
Component and finished good supplier C	—	—	—	—	$ 28,879	15.1%

The total accounts payable to each of these suppliers on December 31, 2011 and 2010 were the following:

	DECEMBER 31, 2011		DECEMBER 31, 2010	
	$ (thousands)	% of Accounts Payable	$ (thousands)	% of Accounts Payable
Integrated circuit supplier A	$ 1,725	3.1%	$ 3,731	6.7%
Component and finished good supplier A	—	—	$ 9,172	16.4%
Component and finished good supplier B [1]	—	—	—	—
Component and finished good supplier C	—	—	—	—

[1] Component and finished good supplier B is Enson and its subsidiaries. See Note 21 for further information regarding our acquisition of Enson.

We have identified alternative sources of supply for these integrated circuits, components, and finished goods; however, there can be no assurance that we will be able to continue to obtain these inventory purchases on a timely basis. We maintain inventories of our integrated circuits, which may be utilized to mitigate, but not eliminate, delays resulting from supply interruptions. An extended interruption, shortage or termination in the supply of any of the components used in our products, a reduction in their quality or reliability, or a significant increase in the prices of components, would have an adverse effect on our operating results, financial condition and cash flows.

RELATED PARTY VENDOR o We purchase certain printed circuit board assemblies ("PCBAs") from a related party vendor. The vendor is considered a related party for financial reporting purposes because the Senior Vice President of Manufacturing of Enson owns 40% of this vendor. Our purchases from this vendor for the year ended December 31, 2011 totaled approximately $8.7 million, or 3.0% of total inventory purchases. Our purchases from this vendor for the year ended December 31, 2010 totaled $1.3 million, or 0.7% of total inventory purchases. Payable amounts outstanding to this vendor were approximately $1.9 million and $1.6 million on December 31, 2011 and 2010, respectively. Our payable terms and pricing with this vendor are consistent with the terms offered by other vendors in the ordinary course of business. The accounting policies that we apply to our transactions with our related party are consistent with those applied in transactions with independent third parties. Corporate management routinely monitors purchases from our related party vendor to ensure these purchases remain consistent with our business objectives.

*Note 6_* PROPERTY, PLANT, AND EQUIPMENT, NET

Property, plant, and equipment, net consisted of the following at December 31, 2011 and 2010:

(in thousands)	2011	2010
Buildings	$ 42,904	$ 41,679
Tooling	23,320	21,287
Computer equipment	2,741	3,681
Software	7,149	6,489
Furniture and fixtures	4,757	3,486
Leasehold improvements	15,611	14,654
Machinery and equipment	41,206	35,348
	137,688	126,624
Accumulated depreciation	(66,291)	(54,868)
	71,397	71,756
Construction in progress	9,052	6,341
Total property, plant, and equipment, net	$ 80,449	$ 78,097

Depreciation expense, including tooling depreciation which is recorded in cost of goods sold, was $13.1 million, $5.9 million and $5.0 million for the years ended December 31, 2011, 2010, and 2009, respectively.

The net book value of property, plant, and equipment located within the People's Republic of China was $71.0 million and $70.3 million on December 31, 2011 and 2010, respectively.

On December 31, 2011, construction in progress included $6.9 million of building and building improvements, $0.4 million of tooling, $0.4 million of internal use software costs and $1.4 million of machinery and equipment. We expect that approximately 96% of the construction in progress costs will be placed in service during the first and second quarters of 2012. We will begin to depreciate these assets once the assets are placed in service. On December 31, 2010, construction in progress included $2.2 million of building and building improvements, $0.8 million of tooling, $1.7 million of internal use software costs and $1.6 million of machinery and equipment

See Note 2 under the captions Property, plant, and equipment and Long-Lived and Intangible Assets Impairment for further information regarding our accounting principles.

*Note 7_* GOODWILL AND INTANGIBLE ASSETS, NET

GOODWILL ○ Under the accounting guidance, the unit of accounting for goodwill is at a level of reporting referred to as a "reporting unit." A reporting unit is either (1) an operating segment or (2) one level below an operating segment — referred to as a component. During the fourth quarter 2010, as a result of us flattening our management structure, we merged our international component with our domestic component. We no longer have segment management of the international component and the financial results of our international component are not separate. In addition, these components have similar economic characteristics. As a result of these changes, our domestic and international components have been merged into our single operating segment.

The goodwill on December 31, 2011 and changes in the carrying amount of goodwill during the two years ended December 31, 2011 were the following:

(IN THOUSANDS)	
Balance at December 31, 2009	$ 13,724
Goodwill acquired during the period [1]	17,336
Goodwill adjustments [2]	(183)
Balance at December 31, 2010	$ 30,877
Goodwill acquired during the period	—
Goodwill adjustments [2]	(57)
Balance at December 31, 2011	$ 30,820

[1] During the fourth quarter of 2010, we recorded $17.3 million of goodwill related to the Enson acquisition. Please refer to Note 21 for further information about this acquisition.

[2] The adjustment included in international goodwill was the result of fluctuations in the foreign currency exchange rates used to translate the balance into U.S. dollars.

We conducted annual goodwill impairment reviews on December 31, 2011, 2010, and 2009 utilizing significant unobservable inputs (level 3). Based on the analysis performed, we determined that our goodwill was not impaired.

Please see Note 2 under the captions Goodwill and Fair-Value Measurements for further information regarding our accounting principles and the valuation methodology utilized.

INTANGIBLE ASSETS, NET ○ The components of intangible assets, net at December 31, 2011 and December 31, 2010 are listed below:

	2011			2010		
(in thousands)	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Carrying amount[1]:						
Distribution rights (10 years)	$ 372	$ (50)	$ 322	$ 384	$ (51)	$ 333
Patents (10 years)	9,488	(5,306)	4,182	8,612	(4,589)	4,023
Trademark and trade names (10 years) [2]	2,837	(821)	2,016	2,836	(565)	2,271
Developed and core technology (5 -15 years)[3]	3,500	(671)	2,829	3,500	(438)	3,062
Capitalized software development costs (1-2 years)	1,515	(1,108)	407	1,896	(1,165)	731
Customer relationships (10-15 years)[4]	26,367	(3,309)	23,058	26,349	(775)	25,574
Total carrying amount	$ 44,079	$ (11,265)	$ 32,814	$ 43,577	$ (7,583)	$ 35,994

[1] This table excludes the gross value of fully amortized intangible assets totaling $8.1 million and $7.6 million on December 31, 2011 and 2010, respectively.

[2] As part of our acquisition of Enson during the fourth quarter of 2010, we purchased trademark and trade names valued at $2.0 million, which are being amortized ratably over ten years. Refer to Note 21 for further information regarding our purchase of trademark and trade names.

[3] During the first quarter of 2009, we purchased core technology from Zilog Inc. valued at $3.5 million, which is being amortized ratably over fifteen years. Refer to Note 21 for further information about this acquisition.

[4] During the first quarter of 2009, we purchased customer relationships from Zilog valued at $3.1 million, which are being amortized ratably over fifteen years. During the fourth quarter of 2010 as part of the Enson acquisition we purchased customer relationships valued at $23.3 million, which are being amortized ratably over ten years. Refer to Note 21 for further information regarding our purchase of these customer relationships.

Amortization expense is recorded in selling, general and administrative expenses, except amortization expense related to capitalized software development costs which is recorded in cost of sales. Amortization expense by income statement caption during the years ended December 31, 2011, 2010 and 2009 is the following:

	YEAR ENDED DECEMBER 31,		
(IN THOUSANDS)	2011	2010	2009
Cost of sales	$ 451	$ 492	$ 450
Selling, general and administrative	3,795	1,686	1,397
Total amortization expense	$ 4,246	$ 2,178	$ 1,847

Estimated future amortization expense related to our intangible assets at December 31, 2011, is the following:

(IN THOUSANDS)	
2012	$ 4,182
2013	4,000
2014	3,867
2015	3,804
2016	3,766
Thereafter	13,195
	$ 32,814

The remaining weighted average amortization period of our intangible assets is 8.8 years.

INTANGIBLES MEASURED AT FAIR VALUE ON A NONRECURRING BASIS ○ We recorded impairment charges related to our intangible assets of $0.01 million, $0.02 million and $0.01 million for the years ended December 31, 2011, 2010, and 2009, respectively. Impairment charges are recorded in selling, general and administrative expenses as a component of amortization expense, except impairment charges related to capitalized software development costs which are recorded in cost of sales. The fair value adjustments for intangible assets measured at fair value on a nonrecurring basis during the year ended December 31, 2011 were the following:

		FAIR VALUE MEASUREMENT USING			
(IN THOUSANDS) Description	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Gains (Losses)
Patents, trademarks and trade names	$ 6,198	—	—	$ 6,198	$ (10)

We disposed of five patents and sixteen trademarks with an aggregate carrying amount of $10 thousand resulting in impairment charges of $10 thousand during 2011. We disposed of thirteen patents and eight trademarks with an aggregate carrying amount of $21 thousand resulting in impairment charges of $21 thousand during 2010. We disposed of patents and trademarks with a carrying amount of $13 thousand in 2009. These assets no longer held any probable future economic benefits and were written-off.

See Note 2 under the captions Long-Lived and Intangible Assets Impairment, Capitalized Software Development Costs, and Fair-Value Measurements for further information regarding our accounting principles and the valuation methodology utilized.

*Note 8_* NOTES PAYABLE AND LINE OF CREDIT

Notes payable and line of credit on December 31, 2011 and 2010 were comprised of the following:

	AMOUNT OUTSTANDING	
(IN THOUSANDS)	**2011**	**2010**
U.S. Bank Term Loan Facility[1]	$ 14,400	$ 35,000
U.S. Bank Revolving Credit Line[2]	2,000	—
Total Debt	$ 16,400	$ 35,000

[1] Under the U.S. Bank term loan, we may elect to pay interest based on the bank's prime rate or LIBOR plus a fixed margin of 1.5%. The applicable LIBOR (1, 3, 6, or 12-month LIBOR) corresponds with the loan period we select. On December 31, 2011, the 1-month LIBOR plus the fixed margin was approximately 1.78% and the bank's prime rate was 3.25%. If a LIBOR rate loan is prepaid prior to the completion of the loan period, we must pay the bank the difference between the interest the bank would have earned had prepayment not occurred and the interest the bank actually earned. We may prepay prime rate loans in whole or in part at any time without a premium or penalty.

[2] Under the U.S. Bank secured revolving credit line, we may elect to pay interest based on the bank's prime rate or LIBOR plus a fixed margin of 1.8%. The applicable LIBOR (1, 3, 6, or 12-month LIBOR) corresponds with the loan period we select. At December 31, 2011, the 12-month LIBOR plus the fixed margin was 2.90% and the bank's prime rate was 3.25%. If a LIBOR rate loan is prepaid prior to the completion of the loan period, we must pay the bank the difference between the interest the bank would have earned had prepayment not occurred and the interest the bank actually earned. We may prepay prime rate loans in whole or in part at any time without a premium or penalty.

Our total interest expense on borrowings was $0.4 million and $0.1 million during the years ended December 31, 2011 and 2010, respectively.

U.S. BANK CREDIT FACILITY ○ On November 1, 2010, we amended and restated our existing credit agreement with U.S. Bank. The amendments added a new $35.0 million secured term loan facility ("Term Loan") for the purpose of financing a portion of our acquisition of Enson Assets Limited. In addition, our existing $15.0 million unsecured revolving credit line with U.S. Bank ("Credit Facility") became a secured facility, the amount available for borrowing was increased to $20.0 million, and the expiration date was extended from October 31, 2011 to November 1, 2013.

Our U.S. Bank credit agreement is secured by sixty-five percent of Enson Assets Limited. Amounts available for borrowing are reduced by the balance of any outstanding import letters of credit and are subject to certain quarterly financial covenants related to our cash flow, fixed charges, quick ratio, and net income. On March 2, 2012, we entered into an amendment adjusting the quick ratio effective December 31, 2011. We were not in breach of our debt covenants on December 31, 2011.

SECURED 1-YEAR TERM LOAN ○ On December 31, 2011, we had an outstanding balance of $14.4 million related to our U.S. Bank 1-year term loan facility. Our term loan, along with our line of credit and available cash, was utilized to finance the acquisition of Enson and to pay related transaction costs, fees, and expenses. Amounts paid or prepaid on the term loan may not be re-borrowed. The minimum principal payments for the term loan are $2.2 million each quarter, and began on January 5, 2011. On October 31, 2011, we extended the maturity date of this term loan to November 1, 2012.

SECURED REVOLVING CREDIT LINE ○ On December 31, 2011, we had an outstanding balance of $2.0 million related to our U.S. Bank secured revolving credit line. The drawing on our credit line was utilized to supplement our cash flows from operations.

*Note 9_* INCOME TAXES

During 2011, 2010, and 2009, pre-tax income was attributed to the following jurisdictions:

	YEAR ENDED DECEMBER 31,		
(IN THOUSANDS)	2011	2010	2009
Domestic operations	$ 3,279	$ 10,878	$ 17,060
Foreign operations	21,952	10,980	5,117
Total	$ 25,231	$ 21,858	$ 22,177

The provision for income taxes charged to operations for the twelve months ended December 31, 2011, 2010 and 2009 were the following:

	YEAR ENDED DECEMBER 31,		
(IN THOUSANDS)	2011	2010	2009
Current tax expense:			
U.S. federal	$ 1,319	$ 3,814	$ 7,003
State and local	12	391	631
Foreign	5,122	3,483	904
Total current	6,453	7,688	8,538
Deferred tax (benefit) expense:			
U.S. federal	153	(40)	(918)
State and local	(409)	(294)	(376)
Foreign	(912)	(577)	258
Total deferred	(1,168)	(911)	(1,036)
Total provision for income taxes	$ 5,285	$ 6,777	$ 7,502

Net deferred tax assets were comprised of the following on December 31, 2011 and 2010:

(IN THOUSANDS)	2011	2010
Deferred tax assets:		
Inventory reserves	$ 1,011	$ 605
Allowance for doubtful accounts	205	302
Capitalized research costs	178	155
Capitalized inventory costs	1,206	661
Net operating losses	1,525	1,764
Accrued liabilities	3,243	3,452
Income tax credits	2,335	2,058
Stock-based compensation	3,326	3,210
Other	176	381
Total deferred tax assets	13,205	12,588
Deferred tax liability:		
Depreciation	(4,883)	(5,273)
Amortization of intangible assets	(3,190)	(3,565)
Acquired intangible assets	(30)	(121)
Other	(1,522)	(1,214)
Total deferred tax liabilities	(9,625)	(10,173)
Net deferred tax assets before valuation allowance	3,580	2,415
Less: Valuation allowance	(136)	(139)
Net deferred tax assets	$ 3,444	$ 2,276

At December 31, 2011 and 2010, current deferred tax liabilities were $0.1 million and $0.1 million, respectively. The deferred tax valuation allowance was $0.1 million and $0.1 million on December 31, 2011 and 2010, respectively.

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pre-tax income from operations as a result of the following:

	YEAR ENDED DECEMBER 31,		
(IN THOUSANDS)	**2011**	**2010**	**2009**
Tax provision at statutory U.S. rate	$ 8,578	$ 7,650	$ 7,764
Increase (decrease) in tax provision resulting from:			
State and local taxes, net	(262)	63	166
Foreign tax rate differential	(3,528)	(484)	(36)
Nondeductible items	407	231	682
Federal research and development credits	(503)	(723)	(272)
Settlements	—	(110)	(449)
Other	593	150	(353)
Tax provision	$ 5,285	$ 6,777	$ 7,502

At December 31, 2011, we had state Research and Experimentation ("R&E") income tax credit carry forwards of approximately $2.1 million. The state R&E income tax credits do not have an expiration date.

At December 31, 2011, we had federal, state and foreign net operating losses of approximately $3.5 million, $5.0 million and $0.1 million, respectively. All of the federal and state net operating loss carry forwards were acquired as part of the acquisition of SimpleDevices. The federal and state net operating loss carry forwards begin to expire during 2020 and 2016, respectively. Approximately $0.2 million of the foreign net operating losses will begin to expire in 2020.

Internal Revenue Code Section 382 places certain limitations on the annual amount of net operating loss carry forwards that may be utilized if certain changes to a company's ownership occur. Our acquisition of SimpleDevices was a change in ownership pursuant to Section 382 of the Internal Revenue Code, and the federal and state net operating loss carry forwards of SimpleDevices are limited but considered realizable in future periods. The annual federal limitation is approximately $0.6 million for 2011 and thereafter. California has suspended utilization of net operating losses for 2010 and 2011.

At December 31, 2011, we believed it was more likely than not that certain deferred tax assets related to the impairment of our investment in a private company (a capital asset) would not be realized due to uncertainties as to the timing and amounts of future capital gains. Accordingly, a valuation allowance of approximately $0.1 million was recorded as of December 31, 2011 and 2010. Additionally, we recorded $20 thousand of various state and foreign valuation allowances at December 31, 2011 and 2010.

During the years ended December 31, 2011, 2010 and 2009 we recognized a credit to paid-in capital and a reduction to income taxes payable of $0.3 million, 0.2 million and $0.4 million, respectively, related to the tax benefit from the exercises of non-qualified stock options and vesting of restricted stock under our stock-based incentive plans.

During 2010, we settled an audit in France by the French Tax Authorities for fiscal years 2005 and 2006 which resulted in the reversal of $0.1 million of previously recorded uncertain tax positions being credited into income.

The undistributed earnings of our foreign subsidiaries are considered to be indefinitely reinvested. Accordingly, no provision for U.S. federal and state income taxes or foreign withholding taxes has been provided on such undistributed earnings. Determination of the potential amount of unrecognized deferred U.S. income tax liability and foreign withholding taxes is not practicable because of the complexities associated with its hypothetical calculation; however, unrecognized foreign tax credits would be available to reduce some portion of the U.S. liability.

UNCERTAIN TAX POSITIONS ○ At December 31, 2011 and 2010, we had unrecognized tax benefits of approximately $5.6 million and $5.6 million, including interest and penalties, respectively. In accordance with accounting guidance, we have elected to classify interest and penalties as components of tax expense. Interest and penalties were $0.2 million for each of the years ended December 31, 2011, 2010 and 2009. Interest and penalties are included in the unrecognized tax benefits.

Our gross unrecognized tax benefits at December 31, 2011, 2010 and 2009, and the changes during those years then ended, are the following:

(IN THOUSANDS)	**2011**	**2010**	**2009**
Beginning balance	$ 5,411	$ 2,580	$ 7,504
Additions as a result of tax provisions taken during the current year	138	159	324
Subtractions as a result of tax provisions taken during the prior year	(67)	(123)	(82)
Foreign currency translation	133	174	146
Lapse in statute of limitations	(224)	(317)	(80)
Settlements	(15)	(99)	(5,232)
Acquisition	11	3,037	—
Ending balance	$ 5,387	$ 5,411	$ 2,580

Approximately $5.0 million and $5.1 million of the total amount of gross unrecognized tax benefits at December 31, 2011 and 2010, respectively, would affect the annual effective tax rate, if recognized. Furthermore, we are unaware of any positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase within the next twelve months. We anticipate a decrease in gross unrecognized tax benefits of approximately $0.2 million within the next twelve months based on federal, state, and foreign statute expirations in various jurisdictions.

We file income tax returns in the U.S. federal jurisdictions and in various state and foreign jurisdictions. At December 31, 2011 the open statutes of limitations for our significant tax jurisdictions are the following: federal and state are 2006 through 2011 and non-U.S. are 2002 through 2010. At December 31, 2011, our gross unrecognized tax benefits of $5.6 million, which included $0.2 million of interest, are classified as long term because we do not anticipate payment of cash related to those unrecognized tax benefits within one year.

Please see Note 2 under the caption Income Taxes for further information regarding our accounting principles.

*Note 10_* ACCRUED COMPENSATION

The components of accrued compensation on December 31, 2011 and 2010 are listed below:

(IN THOUSANDS)	2011	2010
Accrued social insurance[1]	$ 20,027	$ 20,360
Accrued salary/wages	4,084	4,045
Accrued vacation/holiday	1,943	1,748
Accrued bonus[2]	1,140	2,832
Accrued commission	461	249
Accrued medical insurance claims	300	112
Other accrued compensation	1,249	1,288
Total accrued compensation	$ 29,204	$ 30,634

[1] Effective January 1, 2008, the Chinese Labor Contract Law was enacted in the People's Republic of China ("PRC"). This law mandated that PRC employers remit the applicable social insurance payments to their local government. Social insurance is comprised of various components such as pension, medical insurance, job injury insurance, unemployment insurance, and a housing assistance fund, and is administered in a manner similar to social security in the United States. This amount represents our estimate of the amounts due to the PRC government for social insurance on December 31, 2011 and 2010.

[2] Accrued bonus contains an accrual for an extra month of salary ("13th month salary") to be paid to employees in certain geographies where it is the customary business practice. This 13th month salary is paid to these employees if they remain employed with us through December 31, 2011. The total accrued for the 13th month salary is $0.4 million. The remaining accrued bonus will to be paid to non-executive level employees. Executive management was not paid bonuses related to the year ended December 31, 2011.

*Note 11_* OTHER ACCRUED EXPENSES

The components of other accrued expenses on December 31, 2011 and 2010 are listed below:

(IN THOUSANDS)	2011	2010
Amount due to CG International Holdings Limited[1]	$ 5,138	$ 5,138
Accrued freight	2,220	1,350
Accrued professional fees	992	1,158
Accrued duties	667	256
Utilities	327	340
Accrued advertising and marketing	415	467
Tooling[2]	459	1,567
Accrued third-party commissions	401	252
Accrued sales taxes, VAT and ICMS	557	678
Property, plant, and equipment[2]	30	20
Interest	81	99
Other	2,680	1,913
Total other accrued expenses	$ 13,967	$ 13,238

[1] We made a payment of $2.0 million to CG International Holdings Limited during January 2012. We made an additional payment of $1.0 million during February 2012. See Note 21 for further information regarding our acquisition of Enson.

[2] The tooling and property, plant and equipment accrual balances relate to amounts capitalized within property, plant, and equipment, net on December 31, 2011 and 2010, respectively.

*Note 12_* LEASES

We lease land, office and warehouse space, and certain office equipment under operating leases that expire at various dates through November 30, 2060.

Rent expense for our operating leases was $3.2 million, $2.5 million and $2.5 million for the years ended December 31, 2011, 2010 and 2009, respectively.

The following table summarizes future minimum non-cancelable operating lease payments at December 31, 2011:

(IN THOUSANDS)	*Amount*
Year ending December 31:	
2012	$ 2,366
2013	1,921
2014	1,390
2015	1,012
2016	684
Thereafter	79
Total operating lease commitments	$ 7,452

NON-LEVEL RENTS AND LEASE INCENTIVES ○ Some of our leases are subject to rent escalations. For these leases, we recognize rent expense for the total contractual obligation utilizing the straight-line method over the lease term, ranging from 12 to 60 months. The related short term liability is recorded in other accrued expenses (see Note 11) and the related long term liability is recorded in other long term liabilities. The total liability related to rent escalations was $0.03 million at both December 31, 2011 and 2010.

The lease agreement for our corporate headquarters contains an allowance for tenant improvements of $0.4 million, which was paid to us upon completion of the renovation in 2008. This tenant improvement allowance is being amortized as a credit against rent expense over the 73-month term of the lease, which began on January 1, 2006.

RENTAL COSTS DURING CONSTRUCTION ○ Rental costs associated with building and ground operating leases incurred during a construction period are expensed.

PREPAID LEASES ○ Private ownership of land in the People's Republic of China ("PRC") is not allowed. All land in the PRC is owned by the government and cannot be sold to any individual or entity. Land use rights are allocated for free, granted or transferred for consideration by the PRC State Land Administration Bureau or its authorized branches. Our subsidiary Enson operates two factories within the PRC on which the land is leased from the government as of December 31, 2011. These land leases were prepaid to the PRC government at the time Enson occupied the land. We have obtained land-use right certificates for the land pertaining to these factories. In addition, Enson has obtained government approval to develop a parcel of land, for which we are in the process of obtaining a land-use right certificate. We have also prepaid the lease for this parcel of land.

The first factory is located in the city of Guangzhou in the Guangdong province. The unamortized value of this prepaid lease is $1.6 million on December 31, 2011, and will be amortized on a straight-line basis over the remaining term of approximately 24 years. The buildings located on this land have a net book value of $16.0 million on December 31, 2011 and are being amortized over an estimated remaining life of approximately 20 years.

The second factory is located in the city of Yangzhou in the Jiangsu province. The remaining net book value of this prepaid lease is $3.0 million on December 31, 2011, and will be amortized on a straight-line basis over the remaining term of approximately 47 years. The buildings located on this land have a net book value of $18.3 million on December 31, 2011 and are being amortized over an estimated remaining life of 27 years. In addition, the facility under construction located on this land has a net book value of $6.4 million on December 31, 2011 and will be amortized over an estimated remaining life of 25 years upon completion. We estimate this construction-in-process will be placed into service during the second quarter of 2012.

*Note 13_* COMMITMENTS AND CONTINGENCIES

INDEMNIFICATIONS ○ We indemnify our directors and officers to the maximum extent permitted under the laws of the State of Delaware and we have entered into Indemnification Agreements with each of our directors and executive officers. In addition, we insure our individual directors and officers against certain claims and attorney's fees and related expenses incurred in connection with the defense of such claims. The amounts and types of coverage may vary from period to period as dictated by market conditions. Management is not aware of any matters that require indemnification of its officers or directors.

FAIR PRICE PROVISIONS AND OTHER ANTI-TAKEOVER MEASURES ○ Our Restated Certificate of Incorporation, as amended, contains certain provisions restricting business combinations with interested stockholders under certain circumstances and imposing higher voting requirements for the approval of certain transactions ("fair price" provisions). Any of these provisions may delay or prevent a change in control.

The "fair price" provisions require that holders of at least two-thirds of our outstanding shares of voting stock approve certain business combinations and significant transactions with interested stockholders.

*PRODUCT WARRANTIES*_ Changes in the liability for product warranty claim costs are presented below:

(IN THOUSANDS) Description	Balance at Beginning of Period	Accruals for Warranties Issued During the Period	Settlements (in Cash or in Kind) During the Period	Balance at End of Period
Year Ended December 31, 2011	$ 71	$ (27)	$ (38)	$ 6
Year Ended December 31, 2010	$ 82	$ 4	$ (15)	$ 71
Year Ended December 31, 2009	$ 90	$ (4)	$ (4)	$ 82

LITIGATION ○ On July 15, 2011, we filed a lawsuit against Logitech, Inc., Logitech International S.A. and Logitech Europe S.A. in the United States District Court, Central District of California (Universal Electronics Inc. v. Logitech, Inc., Logitech International S.A. and Logitech Europe S.A., SACV 11-1056-JVS(ANx)) alleging that the Logitech companies are infringing seventeen of our patents related to remote control technology. We have alleged that this complaint relates to multiple Logitech remote control products, including the Harmony H300, H650, H700, H900, One, H1100, Logitech Revue (for Google TV), Harmony remote apps for iOS and Android platforms, and other applications and/or programming for touch screen mobile devices. We are seeking monetary relief for the infringement, including enhanced damages due to the willfulness of the Logitech companies' actions, injunctive relief to enjoin the Logitech companies from further infringing, including contributory infringement and/or inducing infringement, and attorneys' fees. In its answer, filed on November 3, 2011, the Logitech companies generally denied all of our allegations of infringement and counterclaimed that we are infringing five of their patents. On November 24, 2011, we answered the Logitech companies' counterclaims, generally denying all of their allegations of infringement and we are vigorously defending ourselves against these counterclaims.

On March 2, 2012, we filed a lawsuit against Universal Remote Control, Inc. ("URC") in the United States District Court, Central District of California (Universal Electronics Inc. v. Universal Remote Control, Inc., SACV12-0039 AG (JPRx)) alleging that URC is infringing, directly and indirectly, four of our patents related to remote control technology. We have alleged that this complaint relates to multiple URC remote control products, including the URC model numbers UR5U-9000L, WR7 and other remote controls with different model names or numbers, but with substantially the same designs, features, and functionalities. We are seeking monetary relief for the infringement, including enhanced damages due to the willfulness of URC's actions, injunctive relief to enjoin URC from further infringing, including contributory infringement and/or inducing infringement, and attorneys' fees. URC has not yet answered our complaint.

There are no other pending legal proceedings to which we or any of our subsidiaries is a party or of which our respective property is the subject. However, as is typical in our industry and to the nature and kind of business in which we are engaged, from time to time, various claims, charges and litigation are asserted or commenced by third parties against us or by us against third parties arising from or related to product liability, infringement of patent or other intellectual property rights, breach of warranty, contractual relations, or employee relations. The amounts claimed may be substantial but may not bear any reasonable relationship to the merits of the claims or the extent of any real risk of court awards assessed against us or in our favor. However, no assurances can be made as to the outcome of any of these matters, nor can we estimate the range of potential losses to us. In our opinion, final judgments, if any, which might be rendered against us in potential or pending litigation would not have a material adverse effect on our financial condition or results of operations. Moreover, we believe that our products do not infringe any third parties' patents or other intellectual property rights.

We maintain directors' and officers' liability insurance which insures our individual directors and officers against certain claims, as well as attorney's fees and related expenses incurred in connection with the defense of such claims.

LONG-TERM INCENTIVE PLAN ○ During the first quarter of 2009 our Compensation Committee awarded a discretionary cash bonus of $1.0 million, to be paid out quarterly during 2009 and 2010. The Compensation Committee made this decision after reviewing the economic environment and our relative financial and operating performance. Each participant's earned award vested in eight equal quarterly installments beginning March 31, 2009 and ending December 31, 2010. Approximately $0.5 million and $0.3 million was paid and expensed, respectively, during each of the years ended December 31, 2010 and 2009. At December 31, 2010 and 2009, $0 and $0.3 million, respectively, have been included in accrued compensation for this discretionary bonus.

NON-QUALIFIED DEFERRED COMPENSATION PLAN ○ We have adopted a non-qualified deferred compensation plan for the benefit of a select group of highly compensated employees. For each plan year a participant may elect to defer compensation in fixed dollar amounts or percentages subject to the minimums and maximums established under the plan. An election to defer compensation is irrevocable for the entire plan year. A participant is always fully vested in their elective deferrals and may direct these funds into various investment options available under the plan. These investment options are utilized for measurement purposes only, and may not represent the actual investment made by us. In this respect, the participant is an unsecured creditor of ours. At December 31, 2011, the amounts deferred under the plan were immaterial to our financial statements.

DEFINED BENEFIT PLAN ○ Our subsidiary in India maintains a defined benefit pension plan ("India Plan") for local employees, which is consistent with local statutes and practices. The pension plan was adequately funded on December 31, 2011 based on its latest actuarial report. The India Plan has an independent external manager that advises us of the appropriate funding contribution requirements to which we comply. At December 31, 2011, approximately 20 percent of our India subsidiary employees had qualified for eligibility. An individual must be employed by our India subsidiary for a minimum of five years before becoming eligible. Upon the termination, resignation or retirement of an eligible employee, we are liable to pay the employee an amount equal to 15 days salary for each full year of service completed. The total amount of liability outstanding at December 31, 2011 and 2010 for the India Plan is not material. During the years ended December 31, 2011, 2010, and 2009, the net periodic benefit costs were also not material.

*Note 14_* TREASURY STOCK

During the years ended December 31, 2011, 2010, and 2009, we repurchased 456,964, 505,692, and 404,643 shares of our common stock at a cost of $9.8 million, $10.1 million and $7.7 million, respectively. Repurchased shares are recorded as shares held in treasury at cost. We hold these shares for future use as management and the Board of Directors deem appropriate, which has included compensating our outside directors. During the years ended December 31, 2011, 2010, and 2009, we issued 30,000, 29,583, and 25,000 shares from treasury, respectively, to outside directors for services performed (see Note 16). Repurchases may be made whenever we deem a repurchase is a good use of our cash and the price to be paid is at or below a threshold approved by our Board.

On February 11, 2010, our Board of Directors authorized management to repurchase up to 1,000,000 shares of our issued and outstanding common stock. As of December 31, 2011, we have repurchased 930,090 shares of our common stock under this authorization, leaving 69,910 shares available for repurchase.

On October 26, 2011, our Board of Directors authorized management to repurchase an additional 1,000,000 shares of our issued and outstanding common stock. We did not repurchase any shares under the Board authorization approved on October 26, 2011.

STOCK AWARDS TO OUTSIDE DIRECTORS ○ We issue restricted stock awards to our outside directors as compensation for services performed. We grant each of our outside directors 5,000 shares of our common stock annually each July 1st. When an additional outside director is appointed to our Board of Directors, they receive a prorated number of shares based on the number of months they will serve during the initial year. Compensation expense related to restricted stock awards is based on the grant date fair value the shares awarded. The fair value of these shares is amortized on a straight-line basis over the requisite service period of one year (see Note 2 under the caption Stock-Based Compensation and Note 16). The shares are issued from treasury stock using a first-in-first-out cost basis, which amounted to $0.4 million and $0.4 million in 2011 and 2010, respectively.

*Note 15_* BUSINESS SEGMENT AND FOREIGN OPERATIONS

REPORTABLE SEGMENT ○ An operating segment, in part, is a component of an enterprise whose operating results are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance. Operating segments may be aggregated only to a limited extent. Our chief operating decision maker, the Chief Executive Officer, reviews financial information presented on a consolidated basis, accompanied by disaggregated information about revenues for purposes of making operating decisions and assessing financial performance. Accordingly, we only have a single operating and reportable segment.

FOREIGN OPERATIONS ○ Our net sales to external customers by geographic area for the years ended December 31, 2011, 2010, and 2009 were the following:

(IN THOUSANDS)	2011	2010	2009
Net sales:			
United States	$ 137,654	$ 119,284	$ 142,876
International:			
People's Republic of China	106,080	34,222	27,791
United Kingdom	23,251	41,575	21,756
Argentina	6,603	4,791	1,544
Australia	1,415	1,451	1,558
Brazil	7,520	1,791	1,904
Canada	17,201	13,419	11,586
France	3,683	3,768	3,603
Germany	7,560	7,996	6,752
Israel	3,419	3,161	1,941
Italy	2,341	2,474	3,471
Japan	42,908	10,724	3,162
Korea	6,834	6,325	6,771
Malaysia	15,866	1,806	1,439
Netherlands	1,723	2,094	755
Portugal	1,642	4,641	4,167
Singapore	15,388	16,419	8,505
Spain	3,800	4,480	3,929
South Africa	6,416	5,900	6,495
Taiwan	20,278	12,426	18,315
Thailand	13,949	10,582	7,939
All other	23,099	22,451	31,291
Total international	330,976	212,496	174,674
Total net sales	$ 468,630	$ 331,780	$ 317,550

Specific identification of the customer billing location was the basis used for attributing revenues from external customers to individual countries.

Long-lived asset information on December 31, 2011 and 2010 were the following:

	2011	2010
Long-lived tangible assets:		
United States	$ 3,530	$ 4,654
People's Republic of China	78,466	75,053
All other countries	3,803	3,854
Total	$ 85,799	$ 83,561

*Note 16_* STOCK-BASED COMPENSATION

Stock-based compensation expense for each employee and director is presented in the same income statement caption as their cash compensation. Stock-based compensation expense by income statement caption for the years ended December 31, 2011, 2010, and 2009 is the following:

(IN THOUSANDS)	2011	2010	2009
Cost of sales	$ 15	$ 55	$ 33
Research and development	267	452	434
Selling, general and administrative	4,229	4,459	3,845
Total stock-based compensation expense	$ 4,511	$ 4,966	$ 4,312

Selling, general and administrative expense includes pre-tax stock-based compensation related to stock option awards granted to outside directors of $0.1 million, $0.3 million, and $0.3 million for the years ended December 31, 2011, 2010, and 2009, respectively. Selling, general and administrative expense includes stock-based compensation related to restricted stock awards granted to outside directors of $0.6 million, $0.6 million, and $0.5 million for the years ended December 31, 2011, 2010, and 2009, respectively.

The income tax benefit from the recognition of stock-based compensation was $1.5 million, $1.7 million, and $1.5 million for the years ended December 31, 2011, 2010, and 2009, respectively.

STOCK OPTIONS ○ During the year ended December 31, 2011, the Compensation Committee and Board of Directors awarded 107,600 stock options to our employees with an aggregate grant date fair value of $1.5 million under various stock incentive plans. The stock option granted to employees during 2011 consisted of the following:

(IN THOUSANDS, EXCEPT SHARE AMOUNTS) Stock Option Grant Date	Number of Shares Underlying Options	Grant Date Fair Value	Vesting Period
January 26, 2011	15,000	$ 192	4 -Year Vesting Period (25% each year)
April 6, 2011	92,600	1,286	3 -Year Vesting Period (8.33% each quarter)
	107,600	$ 1,478	

During the year ended December 31, 2011, we recognized $0.3 million of pre-tax stock-based compensation expense related to our 2011 stock option grants.

The assumptions we utilized in the Black-Scholes option pricing model and the resulting weighted average fair value of stock option grants were the following:

	DECEMBER 31,[1]		
	2011	**2010**	**2009**
Weighted average fair value of grants	$ 13.74	$ 10.83	$ 7.20
Risk-free interest rate	2.29%	2.27%	1.95%
Expected volatility	52.25%	50.07%	49.54%
Expected life in years	5.03	4.95	4.85

[1] The weighted average fair value of grants was calculated utilizing the stock options granted during each respective period.

We recognize the compensation expense related to stock option awards net of estimated forfeitures over the service period of the award, which is the option vesting term of three to four years. On December 31, 2011, 2010, and 2009, we estimated the annual forfeiture rate for our executives and board of directors will be 2.45%, 2.53% and 2.65%, respectively, based upon our historical forfeitures. On December 31, 2011, 2010, and 2009, we estimated the annual forfeiture rate for our non-executive employees to be 6.86%, 6.59% and 6.51%, respectively, based on our historical forfeitures.

Stock option activity during the years ended December 31, 2011, 2010, and 2009 were the following:

	2011				**2010**				**2009**			
	Number of Options (in 000's)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in 000's)	Number of Options (in 000's)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in 000's)	Number of Options (in 000's)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in 000's)
Outstanding at beginning of the year	1,525	$ 18.78			1,693	$ 18.37			1,729	$ 17.64		
Granted	108	28.97			120	23.80			253	16.26		
Exercised	(102)	16.51		$ 820	(121)	16.20		$ 1,238	(278)	11.75		$ 2,320
Forfeited/ cancelled/ expired	(29)	25.53			(167)	20.16			(11)	22.43		
Outstanding at end of year	1,502	$ 19.53	4.81	$ 1,972	1,525	$ 18.78	5.37	$ 14,669	1,693	$ 18.37	5.40	$ 9,677
Vested and expected to vest at end of year	1,494	$ 19.51	4.78	$ 1,971	1,503	$ 18.72	5.32	$ 14,547	1,655	$ 18.30	5.33	$ 9,532
Exercisable at end of year	1,229	$ 18.71	4.05	$ 1,889	1,140	$ 17.89	4.46	$ 11,983	1,239	$ 17.33	4.30	$ 8,034

The aggregate intrinsic value in the table above represents the total pre-tax value (the difference between our closing stock price on the last trading day of 2011, 2010, and 2009 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had they all exercised their options on December 31, 2011, 2010, and 2009. This amount will change based on the fair market value of our stock. The actual intrinsic value of stock options exercised in 2011, 2010, and 2009 was $0.8 million, $1.2 million and $2.3 million, respectively.

During 2011, 2010, and 2009, there were no modifications made to outstanding stock options.

Cash received from option exercises for the years ended December 31, 2011, 2010, and 2009 was $1.7 million, $2.0 million, and $3.3 million, respectively. The actual tax benefit realized from option exercises was $0.3 million, $0.2 million and $0.4 million for the years ended December 31, 2011, 2010, and 2009, respectively.

As of December 31, 2011, we expect to recognize $2.2 million of total unrecognized pre-tax stock-based compensation expense related to non-vested stock options over a remaining weighted-average life of 2.0 years.

During the annual review cycle for 2011, the Compensation Committee granted our Named Executives 148,200 stock options. The options were granted as part of long-term incentive compensation to assist us in meeting our performance and retention objectives. The grant, dated February 8, 2012, is subject to a three-year vesting period (8.33% each quarter). The total grant date fair value of these awards was $1.4 million.

RESTRICTED STOCK ○ During the year ended December 31, 2011, the Compensation Committee and Board of Directors awarded 146,440 shares of restricted stock to our employees with an aggregate grant date fair value of $3.8 million under various stock incentive plans. The restricted stock awards granted to employees during 2011 consisted of the following:

(IN THOUSANDS, EXCEPT SHARE AMOUNTS) Restricted Stock Grant Date	Number of Shares Granted	GrantDate FairValue	Vesting Period
April 6, 2011	43,900	$ 1,284	3 -Year Vesting Period (8.33% each quarter)
July 15, 2011	100,000	2,454	3 -Year Vesting Period (8.33% each quarter)
October 10, 2011	2,540	45	3 -Year Vesting Period (8.33% each quarter)
	146,440	$ 3,783	

In addition to the grants awarded to employees, 30,000 shares of restricted stock with a grant date fair value of $0.8 million were awarded to our outside directors on July 1, 2011 as a part of their annual compensation package. These shares are subject to a one-year vesting period (25% each quarter).

During the year ended December 31, 2011, we recognized $1.1 million of pre-tax stock-based compensation expense related to our 2011 restricted stock grants.

Non-vested restricted stock award activity during the years ended December 31, 2011, 2010, and 2009 (including restricted stock awarded to directors as described in Note 14) were the following:

	Shares Granted (in 000's)	Weighted-Average Grant Date Fair Value
Non-vested at December 31, 2008	90	$ 23.23
Granted	326	15.58
Vested	(136)	18.66
Forfeited	—	—
Non-vested at December 31, 2009	280	16.54
Granted	76	21.58
Vested	(160)	18.00
Forfeited	(1)	16.61
Non-vested at December 31, 2010	195	17.30
Granted	176	25.76
Vested	(162)	17.53
Forfeited	(4)	16.24
Non-vested at December 31, 2011	205	$ 24.43

As of December 31, 2011, we expect to recognize $4.3 million of total unrecognized pre-tax stock-based compensation expense related to non-vested restricted stock awards over a weighted-average life of 2.1 years. See Note 2 under the caption Stock-Based Compensation for further information regarding our accounting principles.

During the annual review cycle for 2011, the Compensation Committee granted our Named Executives 71,300 restricted stock awards. The awards were granted as part of long-term incentive compensation to assist us in meeting our performance and retention objectives. The grant, dated February 8, 2012, is subject to a three-year vesting period (8.33% each quarter). The total grant date fair value of these awards was $1.4 million.

STOCK INCENTIVE PLANS ○ Our active stock-based incentive plans include those adopted in 1993, 1996, 1998, 1999, 2002, 2003, 2006, and 2010 ("stock incentive plans"). Under the stock incentive plans, we may grant stock options, stock appreciation rights, restricted stock units, performance stock units, or any combination thereof for a period of ten years from the approval date of each respective plan, unless the plan is terminated by resolution of our Board of Directors. No stock appreciation rights or performance stock units have been awarded under our stock incentive plans. Only directors and employees meeting certain employment qualifications are eligible to receive stock-based awards.

The grant price of stock option and restricted stock awards granted under our stock incentive plans is the average of the high and low trades of our stock on the grant date. We prohibit the re-pricing or backdating of stock options. Our stock options become exercisable ratably, on an annual or quarterly basis, over three or four years.

Stock options have a maximum ten-year term. Restricted stock awards vest in various proportions over a three or four year time period.

Detailed information regarding our active stock incentive plans is as follows:

Name	*Approval Date*	*Initial Shares Available for Grant Under the Plan*	*Remaining Shares Available for Grant Under the Plan*	*Outstanding Shares Granted Under the Plan*
1993 Stock Incentive Plan	1/19/1993	400,000	—	17,400
1996 Stock Incentive Plan	12/1/1996	800,000	—	20,834
1998 Stock Incentive Plan	5/27/1998	630,000	—	55,031
1999 Stock Incentive Plan	1/27/1999	630,000	—	6,510
1999A Stock Incentive Plan	10/7/1999	1,000,000	—	80,497
2002 Stock Incentive Plan	2/5/2002	1,000,000	9,251	245,700
2003 Stock Incentive Plan	6/18/2003	1,000,000	11,563	531,894
2006 Stock Incentive Plan	6/13/2006	1,000,000	5,460	595,823
2010 Stock Incentive Plan	6/15/2010	1,000,000	841,650	150,000
			867,924	1,703,689

Significant option groups outstanding at December 31, 2011 and the related weighted average exercise price and life information are listed below:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
Range of Exercise Prices	*Number Outstanding At 12/31/2011 (in 000's)*	*Weighted-Average Remaining Years of Contractual Life*	*Weighted-Average Exercise Price*	*Number Exercisable At 12/31/2011 (in 000's)*	*Weighted-Average Exercise Price*
$ 8.45 to $ 9.83	113	0.89	$ 8.62	113	$ 8.62
12.58 to 13.27	197	2.78	12.62	185	12.61
14.85 to 16.67	315	4.90	16.22	250	16.20
17.38 to 17.62	232	3.05	17.59	232	17.59
18.03 to 21.95	148	6.27	20.61	127	20.89
23.66 to 29.25	490	6.83	27.33	315	27.51
32.40 to 35.35	7	5.94	34.51	7	34.51
$ 8.45 to $35.35	1,502	4.81	$ 19.53	1,229	$ 18.71

*Note 17_* OTHER (EXPENSE) INCOME, NET

Other (expense) income, net consisted of the following:

(IN THOUSANDS)	2011	2010	2009
Net (loss) gain on foreign currency exchange contracts[1]	$ (271)	$ (329)	$ (653)
Net (loss) gain on foreign currency exchange transactions	(1,141)	$ 568	407
Other income	337	284	5
Other (expense) income, net	$ (1,075)	$ 523	$ (241)

[1] This represents the losses incurred on foreign currency hedging derivatives (see Note 19 for further details).

*Note 18_* EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares and dilutive potential common shares, including the dilutive effect of stock option and restricted stock awards, outstanding during the period. Dilutive potential common shares for all periods presented are computed utilizing the treasury stock method.

In the computation of diluted earnings per common share for the years ended December 31, 2011, 2010, and 2009, we have excluded 592,874, 517,827 and 785,186 stock options, respectively, with exercise prices greater than the average market price of the underlying common stock, because their inclusion would have been anti-dilutive. Furthermore, for the years ended December 31, 2011, 2010, and 2009, we have excluded 119,659, 159,889 and 235,887 shares of restricted stock, respectively, whose combined unamortized fair value and excess tax benefits were greater in each of those periods than the average market price of the underlying common stock, as their effect would be anti-dilutive.

Earnings per share for the years ended December 31, 2011, 2010, and 2009 were calculated as follows:

(IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)	2011	2010	2009
BASIC			
Net income	$ 19,946	$ 15,081	$ 14,675
Weighted-average common shares outstanding	14,912	13,764	13,667
Basic earnings per share	$ 1.34	$ 1.10	$ 1.07
DILUTED			
Net income	$ 19,946	$ 15,081	$ 14,675
Weighted-average common shares outstanding for basic	14,912	13,764	13,667
Dilutive effect of stock options and restricted stock	301	342	304
Weighted-average common shares outstanding on a diluted basis	15,213	14,106	13,971
Diluted earnings per share	$ 1.31	$ 1.07	$ 1.05

*Note 19_* DERIVATIVES

DERIVATIVES MEASURED AT FAIR VALUE ON A RECURRING BASIS ○ We are exposed to market risks from foreign currency exchange rates, which may adversely affect our operating results and financial position. Our foreign currency exposures are primarily concentrated in the Brazilian Real, British Pound, Chinese Yuan Renminbi, Euro, Hong Kong dollar, Indian Rupee, and Singapore dollar. We periodically enter into foreign currency exchange contracts with terms normally lasting less than nine months to protect against the adverse effects that exchange-rate fluctuations may have on our foreign currency-denominated receivables, payables, cash flows and reported income. Derivative financial instruments are used to manage risk and are not used for trading or other speculative purposes. We do not use leveraged derivative financial instruments and these derivatives have not qualified for hedge accounting.

The gains and losses on both the derivatives and the foreign currency-denominated balances are recorded as foreign exchange transaction gains or losses and are classified in other (expense) income, net. Derivatives are recorded on the balance sheet at fair value. The estimated fair values of our derivative financial instruments represent the amount required to enter into offsetting contracts with similar remaining maturities based on quoted market prices.

We have determined that the fair value of our derivatives are derived from level 2 inputs in the fair value hierarchy. See Note 2 under the captions Derivatives and Fair-Value Measurements for further information concerning the accounting principles and valuation methodology utilized. The following table sets forth our financial assets that were accounted for at fair value on a recurring basis on December 31, 2011:

(IN THOUSANDS)		FAIR VALUE MEASUREMENT USING		
Description	*December 31, 2011*	*Quoted Prices in Active Markets for IdenticalAssets (Level 1)*	*Significant Other Observable Inputs (Level 2)*	*Significant Unobservable Inputs (Level 3)*
Foreign currency exchange futures contracts	$ (21)	$ —	$ (21)	$ —
	$ (21)	$ —	$ (21)	$ —

We held foreign currency exchange contracts which resulted in a net pre-tax loss of approximately $0.3 million, a net pre-tax loss of approximately $0.3 million, and a net pre-tax loss of $0.7 million for the years ended December 31, 2011, 2010, and 2009, respectively.

FUTURES CONTRACTS ○ We held one USD/Chinese Yuan Renminbi futures contract with a notional value of $10.0 million and a forward rate of CNY6.353 CNY/USD at December 31, 2011. We held the USD position on this contract, which settled on January 13, 2012. The gain on this contract as of December 31, 2011 was $46 thousand and is included in prepaid expenses and other current assets. This contract was settled at a gain of $59 thousand resulting in a gain of $13 thousand in January 2012.

We held one USD/Euro futures contract with a notional value of $6.5 million and a forward rate of $1.3091 USD/Euro at December 31, 2011. We held the Euro position on this contract, which settled on January 20, 2012. The loss on this contract as of December 31, 2011 was $67 thousand and is included in other accrued expenses. This contract was settled at a loss of $125 thousand resulting in a loss of $58 thousand in January 2012.

We held one USD/Euro futures contract with a notional value of $4.0 million and a forward rate of $1.3073 USD/Euro at December 31, 2010. We held the Euro position on this contract, which settled on January 28, 2011. The gain on this contract as of December 31, 2010, was $87 thousand and is included in prepaid expenses and other current assets. This contract was settled at a gain of $198 thousand resulting in a gain of $111 thousand in January 2011.

We held one USD/Indian Rupee futures contract with a notional value of INR133.5 million and a forward rate of INR45.47 INR/USD at December 31, 2010. We held the USD position on this contract, which settled on January 28, 2011. The loss on this contract as of December 31, 2010, was $43 thousand and is included in other accrued expenses. This contract was settled at a gain of $10 thousand resulting in a gain of $53 thousand in January 2011.

We held one USD/Chinese Yuan Renminbi futures contract with a notional value of $1.0 million and a forward rate of CNY6.6819 CNY/USD at December 31, 2010. We held the USD position on this contract, which settled on January 24, 2011. The loss on this contract as of December 31, 2010, was $11 thousand and is included in other accrued expenses. This contract was settled at a loss of $14 thousand resulting in a loss of $3 thousand in January 2011.

We held one USD/Chinese Yuan Renminbi futures contract with a notional value of $1.0 million and a forward rate of CNY6.6681 CNY/USD at December 31, 2010. We held the USD position on this contract, which was scheduled to settle on February 24, 2011. The contract was terminated on January 21, 2011. The loss on this contract as of December 31, 2010, was $13 thousand and is included in other accrued expenses. This contract was settled on the termination date at a loss of $16 thousand resulting in a loss of $3 thousand in January 2011.

*Note 20_* EMPLOYEE BENEFIT PLANS

We maintain a retirement and profit sharing plan under Section 401(k) of the Internal Revenue Code for all of our domestic employees that meet certain qualifications. Participants in the plan may elect to contribute up to the maximum allowed by law. We match 50% of the participants' contributions up to 15% of their gross salary in the form of newly issued shares of our common stock. We may also make other discretionary contributions to the plan. We recorded $0.7 million, 0.6 million and $0.8 million of expense for company contributions for the years ended December 31, 2011, 2010, and 2009, respectively.

*Note 21_* BUSINESS COMBINATIONS

ENSON ASSETS LIMITED ○ On November 3, 2010, our subsidiary, UEI Hong Kong Private Limited, entered into a stock purchase agreement with CG International Holdings Limited ("CG") to acquire all of the issued shares in the capital of Enson Assets Limited ("Enson") for total consideration of approximately $125.9 million. This transaction closed on November 4, 2010. The consideration consisted of $95.1 million in cash and 1,460,000 of newly issued shares of UEI common stock. A total of $5.0 million of the purchase price was held back at the closing to provide for any additional payments required by CG as a result of Enson's failure to meet both a net asset target and an earnings target (see "Contingent Consideration" below). We have included the $5.0 million that was held back in the purchase price allocation, since it is probable that we will owe the full amount to CG. The $5.0 million is included in our other accrued liabilities balance on December 31, 2010 and 2011. During January 2012, we paid $2.0 million of the $5.0 million to CG International Holdings Limited, and during February 2012, we made an additional payment of $1.0 million.

Our consolidated income statement for the twelve months ended December 31, 2011 includes net sales of $150.1 million and net income of $4.5 million attributable to Enson. Our consolidated income statement for the twelve months ended December 31, 2010 includes net sales of $25.0 million and net income of $1.3 million attributable to Enson for the period commencing on November 4, 2010.

ENSON DESCRIPTION ○ Enson is a leading manufacturer of remote controls. Prior to the acquisition, Enson was also one of our significant suppliers (see Note 5). The Enson corporate office, located in Hong Kong, is approximately 12,000 square feet and employs 58 people. Enson controls two factories located in the People's Republic of China ("PRC").

The southern factory is located in Guangdong Province, PRC within the city of Guangzhou. The Guangzhou factory is approximately 710,203 square feet and employs 761 people, with an additional 3,845 factory workers contracted through an agency agreement.

The northern factory is located in Jiangsu Province, PRC within the city of Yangzhou. The Yangzhou factory is approximately 1,204,697 square feet and employs 442 people, with an additional 4,090 factory workers contracted through an agency agreement.

CONSIDERATION ○ The sources of the consideration were the following:

(IN THOUSANDS) Source Description	Amount	Percentage of Consideration
Existing cash and cash equivalents	$ 54,138	43.0%
Funds from new U.S. Bank Secured Term Loan (see Note 8)	35,000	27.8
Funds from new U.S. Bank Secured Revolving Credit Line (see Note 8)	6,000	4.8
Newly issued shares of Universal Electronics Inc. common stock	30,762	24.4
	$ 125,900	100%

CONTINGENT CONSIDERATION ○ ***Net Asset Target on November 3, 2010*** ○ To the extent that Enson's net assets were less than $68.5 million on November 3, 2010, CG would have had to pay us the difference, plus interest. To the extent that the Enson net assets were greater than $68.5 million we would pay CG the difference, plus interest. This calculation was finalized during the first quarter of 2011 when the auditor issued their report on Enson's November 3, 2010 Statement of Net Assets. On November 3, 2010, Enson's net assets, as defined by the stock purchase agreement, were $68.6 million. As such, the total consideration and the goodwill recognized to acquire Enson increased $0.1 million from December 31, 2010 to December 31, 2011. The $0.1 million is included in our other accrued liabilities balance at December 31, 2011 and 2010.

On May 5, 2011, we received a Dispute Notice from CG, pursuant to the Stock Purchase Agreement, outlining their disagreement with certain tax estimates included within Enson's Statement of Net Assets on November 3, 2010. We responded by disagreeing with CG's dispute and have not heard from CG regarding our response; however, depending on the ultimate resolution of this dispute, the total purchase consideration may increase by up to $1.5 million.

EARNINGS TARGET FOR THE TWELVE MONTHS ENDING MARCH 31, 2011 ○ To the extent that Enson's earnings for the twelve months ended March 31, 2011 were less than $16.2 million, CG would have paid us an amount equal to the product of (a) the difference between Enson's earnings and $16.2 million, multiplied by (b) one and one half, plus interest.

For the purposes of this calculation, Enson's earnings are defined as Enson's consolidated profit before tax for the twelve months ending March 31, 2011 excluding certain agreed upon adjustments, including without limitation, the following items: profit related to UEIC sales, investment income, other income, other expenses, other gains and losses, and interest expenses.

During the fourth quarter of 2011, the auditors issued their report on Enson's accounts, and CG did not owe any amounts related to the earnings target.

ACQUISITION COSTS ○ We recognized $0.7 million of total acquisition costs related to the Enson transaction in selling, general and administrative expenses during the quarter ended December 31, 2010. The acquisition costs consisted primarily of legal and investment banking services.

In addition to the costs incurred to acquire Enson, during January 2011 our Compensation Committee approved a discretionary bonus of $0.4 million to be awarded to certain employees directly involved in the acquisition process. This discretionary bonus was ratified by our Board of Directors during February 2011, and was paid during March 2011. The entire amount was included in accrued compensation at December 31, 2010.

PURCHASE PRICE ALLOCATION ○ Under the acquisition method of accounting, the acquisition date fair value of the consideration transferred is allocated to the net tangible and intangible assets acquired and liabilities assumed based on their estimated fair values on the acquisition date. Management's purchase price allocation on November 4, 2010, (the Enson acquisition date) is the following:

(IN THOUSANDS)	Weighted Average Estimated Lives	Fair Value
Cash and cash equivalents		$ 20,866
Inventories		23,469
Accounts receivable		37,625
Prepaid expenses and other current assets		738
Property, plant and equipment	20 years	66,644
Deferred income taxes		2,619
Other assets		3,409
Interest bearing liabilities		(4,227)
Non-interest bearing liabilities		(67,879)
Net tangible assets acquired		83,264
Customer relationships	10 years	23,300
Trademark and trade name	10 years	2,000
Goodwill		17,336
Total estimated purchase price		$ 125,900

INTANGIBLE ASSETS SUBJECT TO AMORTIZATION ○ Of the total estimated purchase price, $83.3 million has been allocated to net tangible assets acquired, $17.3 million has been allocated to goodwill, and $25.3 million has been allocated to identifiable intangible assets acquired. The identified intangible assets consist of $23.3 million assigned to customer relationships and $2.0 million assigned to trademark and trade name. UEI expects to amortize the fair value of Enson's customer relationships on a straight-line basis over an estimated life of 10 years. UEI expects to amortize the value of Enson's trademark and trade name on a straight-line basis over an estimated life of 10 years. The customer relationships and trademark and trade name amortization will not be deductible for tax purposes.

GOODWILL ○ Goodwill represents the excess of the purchase consideration over the estimated fair value of identifiable tangible and intangible assets acquired. Goodwill from this transaction of $17.3 million will not be amortized, but will be analyzed for impairment on at least an annual basis in accordance with U.S. GAAP. We review our goodwill for impairment annually on December 31 and whenever events or changes in circumstances indicate that an impairment loss may have occurred. Of the total goodwill recorded, none is expected to be deductible for tax purposes.

ZILOG, INC. ○ On February 18, 2009, we acquired certain patents, intellectual property and other assets related to the universal remote control business from Zilog, Inc. (NASDAQ: ZILG) for approximately $9.5 million in cash. The purchase included Zilog's full library and database of infrared codes, software tools and certain fixed assets. We also hired 116 of Zilog's sales and engineering personnel, including all 107 of Zilog's personnel located in India. In a related transaction, Maxim Integrated Products (NASDAQ: MXIM) acquired two of Zilog's product lines, namely, the hardware portion of Zilog's remote control business and Zilog's secured transaction product line.

We have cross-licensed the remote control technology and intellectual property with Maxim Integrated Products for the purpose of conducting our respective businesses. The arrangement involves an agreement to source silicon chips from Maxim. In addition, during 2009 we agreed to be Maxim's exclusive sales agent, selling the Zilog designs to Zilog's former customers, in return for a sales agency fee. The sales agency fee during the years ended December 31, 2011, 2010 and 2009 was $1.0 million, $4.1 million, and $4.4 million, respectively. During 2011, we continued to slowly transition from the Zilog chip platform to the Maxim chip platform. As we progressively take over full sales and distribution rights, procuring and selling the chips directly to Zilog's former customers, the revenue recognized as a result of the agreement with Maxim continues to decrease. Our consolidated financial statements include the operating results of the acquired assets, employees hired, and the related agreement with Maxim from February 18, 2009.

The total purchase price of approximately $9.5 million has been allocated to the net assets acquired based on their estimated fair values as follow:

(IN THOUSANDS)	*Weighted Average Estimated Lives*	*Fair Value*
Database	15 years	$ 3,500
Customer relationships	15 years	3,100
Goodwill		2,902
Property, plant, and equipment		44
Purchase price		$ 9,546

INTANGIBLE ASSETS SUBJECT TO AMORTIZATION ○ Of the total purchase price, approximately $6.6 million was allocated to identifiable intangible assets subject to amortization including the database and customer relationships. We are amortizing the database on a straight-line basis over an estimated useful life of approximately 15 years. We are amortizing the customer relationships intangible on a straight-line basis over an estimated useful life of approximately 15 years. The database and customer relationships amortization will not be deductible for tax purposes.

GOODWILL ○ Goodwill represents the excess of the cost (purchase price) over the estimated fair value of identifiable tangible and intangible assets acquired. Goodwill from this transaction of $2.9 million will not be amortized, but will be analyzed for impairment at least on an annual basis in accordance with U.S. GAAP. We review our goodwill for impairment annually on December 31 and whenever events or changes in circumstances indicate that an impairment loss may have occurred. We have not recorded any impairment related to the goodwill recognized as a result of the Zilog acquisition. Of the total goodwill recorded, none is expected to be deductible for tax purposes.

ACQUISITION COSTS ○ We recognized $1.1 million of total acquisition costs related to the Zilog transaction in selling, general and administrative expenses during the year ended December 31, 2009. The acquisition costs consisted primarily of legal and investment banking services. Of the $1.1 million of acquisition costs recognized during the year ended December 31, 2009, $0.1 million was deferred at December 31, 2008.

PRO FORMA RESULTS (UNAUDITED) ○ The following unaudited pro forma financial information presents the combined results of our operations and the operations of Enson and Zilog as if these acquisitions occurred January 1, 2009.

Pro forma results were as follows for the years ended December 31, 2010 and 2009:

	2010	**2009**
Revenue:	$ 458,492	$ 409,475
Net income:	$ 31,686	$ 21,230
Basic and diluted net income per share:		
Basic	$ 2.30	$ 1.40
Diluted	$ 2.25	$ 1.38

The unaudited pro forma financial information is not intended to represent or be indicative of the consolidated results of operations that would have been achieved had the acquisition actually been completed as of the date presented, and should not be taken as a projection of the future consolidated results of our operations.

ENSON ADJUSTMENTS ○ Enson adjustments to reduce net income of $2.6 million for the year ended December 31, 2010, have been made to the combined results of operations. The $2.6 million reduction to net income reflects interest on the term loan, amortization of acquired intangible assets, amortization and depreciation of the fair value adjustments to prepaid land and property, plant, and equipment that would have occurred had the acquisition date been January 1, 2009.

Enson adjustments to reduce net income of $5.4 million for the year ended December 31, 2009, have been made to the combined results of operations. The $5.4 million reduction to net income primarily reflects acquisition costs, interest on the term loan and line of credit, amortization of acquired intangible assets, amortization and depreciation of the fair value adjustments to prepaid land and property, plant, and equipment that would have occurred had the acquisition date been January 1, 2009.

All adjustments have been made net of their related tax effects.

ZILOG ADJUSTMENTS ○ Zilog adjustments netting $0.7 million for the year ended December 31, 2009 have been made to the combined results of operations, primarily reflecting acquisition costs, net sales, salary costs and the amortization of purchased intangible assets that would have occurred had the acquisition date been January 1, 2009.

All adjustments have been made net of their related tax effects.

*Note 22_* QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for the years ended December 31, 2011 and 2010, are presented below:

	2011			
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	*MARCH 31,*	*JUNE 30,*	*SEPTEMBER 30,*	*DECEMBER 31,*
Net sales	$ 105,712	$ 121,746	$ 123,527	$ 117,645
Gross profit	27,579	34,944	34,178	33,360
Operating income	2,535	8,310	9,465	6,266
Net income	1,827	6,121	7,084	4,914
Earnings per share[1]:				
Basic	$ 0.12	$ 0.41	$ 0.48	$ 0.33
Diluted	$ 0.12	$ 0.40	$ 0.47	$ 0.33
Shares used in computing earnings per share:				
Basic	14,976	15,025	14,887	14,763
Diluted	15,383	15,407	15,147	14,919

	2010			
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	*MARCH 31,*	*JUNE 30,*	*SEPTEMBER 30,*	*DECEMBER 31,*
Net sales	$ 71,376	$ 78,892	$ 79,007	$ 102,505
Gross profit	22,064	27,425	25,718	28,642
Operating income	2,687	7,316	6,566	4,732
Net income	1,836	4,777	4,702	3,766
Earnings per share [1]:				
Basic	$ 0.13	$ 0.35	$ 0.35	$ 0.26
Diluted	$ 0.13	$ 0.34	$ 0.34	$ 0.26
Shares used in computing earnings per share:				
Basic	13,700	13,601	13,417	14,344
Diluted	14,093	13,929	13,671	14,737

[1] The earnings per common share calculations for each of the quarters were based upon the weighted average number of shares and share equivalents outstanding during each period, and the sum of the quarters may not be equal to the full year earnings per share amounts.

Changes In And Disagreements With Accountants on Accounting and Financial Disclosure

None.

Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES ○ Exchange Act Rule 13a-15(d) defines "disclosure controls and procedures" to mean controls and procedures of a company that are designed to ensure that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. The definition further states that disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that the information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

An evaluation was performed under the supervision and with the participation of our management, including our principal executive and principal financial officers, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, our principal executive and principal financial officers have concluded that our disclosure controls and procedures were effective, as of the end of the period covered by this report, to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and is accumulated and communicated to our management to allow timely decisions regarding required disclosures.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING ○ Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive and principal financial officers, we evaluated the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control Integrated Framework. Based on our evaluation under this framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2011.

The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in its attestation report which is included herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING ○ There have been no changes in internal controls or in other factors that may significantly affect our internal controls during 2011.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Universal Electronics Inc.

We have audited Universal Electronics Inc.'s (a Delaware Corporation) internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Universal Electronics Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assertion of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on Universal Electronics Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Universal Electronics Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Universal Electronics Inc. as of December 31, 2011 and 2010, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011, and our report dated March 14, 2012 expressed an unqualified opinion.

Grant Thornton LLP

/s/ Grant Thornton LLP
Irvine, California
March 14, 2012

PERFORMANCE CHART

The following graph and table compares the cumulative total stockholder return with respect to our common stock versus the cumulative total return of the Standard & Poor's Small Cap 600 (the "S&P Small Cap 600") and the NASDAQ Composite Index for the five year period ended December 31, 2011. The comparison assumes that $100 is invested on December 31, 2006 in each of our common stock, S&P Small Cap 600 and the NASDAQ Composite Index and that all dividends are reinvested. We have not paid any dividends and, therefore, our cumulative total return calculation is based solely upon stock price appreciation and not upon reinvestment of dividends. The graph and table depicts year-end values based on actual market value increases and decreases relative to the initial investment of $100, based on information provided for each calendar year by the NASDAQ Stock Market and the New York Stock Exchange.

The comparisons in the graph and table below are based on historical data and are not intended to forecast the possible future performance of our common stock.

COMPARISON OF STOCKHOLDER RETURNS OF UNIVERSAL ELECTRONICS INC., THE S&P SMALL CAP 600 AND THE NASDAQ COMPOSITE INDEX


$ 200
$ 150
$ 100
$ 50
$ 0
12/31/2006
12/31/2007
12/31/2008
12/31/2009
12/31/2010
12/31/2011

	12/31/2006	12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/31/2011
Universal Electronics Inc.	$ 100	$ 159	$ 77	$ 110	$ 135	$ 81
S&P Small Cap 600	$ 100	$ 99	$ 67	$ 83	$ 104	$ 104
NASDAQ Composite Index	$ 100	$ 110	$ 65	$ 94	$ 110	$ 108

The information presented above is as of December 31, 2006 through 2011. This information should not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") nor should this information be incorporated by reference into any prior or future filings under the Securities Act of 1933 or the Exchange Act, except to the extent that we specifically incorporate it by reference into a filing.

Corporate Information

DIRECTORS

Paul D. Arling*
Chairman and
Chief Executive Officer
Universal Electronics Inc.
Cypress, California

Satjiv S. Chahil[2,3]
Innovations Advisor
and Social Entrepreneur
Palo Alto, California

William C. Mulligan[1,3]
Managing Director
Primus Capital Funds
Cleveland, Ohio

J.C. Sparkman[2,3]
Retired Executive
Vice President and
Chief Operating Officer
Telecommunications, Inc.
(TCI) Denver, Colorado

Gregory P. Stapleton[2]
Founder and Owner
Falcon One Enterprises
Camarillo, California

Carl E. Vogel[1]
Partner
SCP Worldwide
New York City, New York

Edward K. Zinser[1]
Chief Financial Officer
Boingo Wireless Inc.
Los Angeles, California

1 *Member, Audit Committee*
2 *Member, Compensation Committee*
3 *Member, Corporate Governance and Nominating Committee*
* *Executive Officer as defined by the Security Exchange Act of 1934.*

OFFICERS

Paul D. Arling*
Chairman and
Chief Executive Officer

Bryan M. Hackworth*
Senior Vice President and
Chief Financial Officer

Paul J.M. Bennett*
Executive Vice President
and Managing Director,
Europe

Mark S. Kopaskie*
Executive Vice President
and General Manager, U.S.

Richard A. Firehammer, Jr.*
Senior Vice President,
General Counsel and
Secretary

Ramzi S. Ammari
Senior Vice President,
Global Product Planning
and Strategy

Banley Chan
Senior Vice President,
Manufacturing

Louis S. Hughes
Senior Vice President,
Subscription Broadcast
Americas

Joseph E. Miketo
Senior Vice President,
Global Operations

Olav B.M. Pouw
Senior Vice President,
Subscription Broadcast
EMEA and Asia

Norman G. Sheridan
Senior Vice President,
Engineering

Graham S. Williams
Senior Vice President,
Technology Development

Jeremy K. Black
Vice President and
Associate General Counsel

Giselle L. Borgo
Vice President,
Latin America

Douglas J. Durrant
Vice President,
Global Information
Technology

Stephen L. Gutman
Vice President,
Cable Sales Americas

J. Lee Haughawout
Vice President,
Program Management

Patrick H. Hayes
Vice President,
Intellectual Property

Queenie Ho
Vice President,
OEM Japan

Eugene Kim
Vice President,
Finance

Emmelyn A. Klaver
Vice President, Strategic
Business Development

Menno V. Koopmans
Vice President,
Retail Sales
EMEA/International

Hrag G. Ohannessian
Vice President,
Subscription Broadcast
OEM Americas

Johnny Shin
Vice President,
Engineering, China

Kenneth G. Sweeney
Vice President,
OEM Sales and Product
Management

Bennie Wassink
Vice President,
Global Demand Planning
and EMEA Operations

WORLDWIDE HEADQUARTERS

Universal Electronics Inc.
6101 Gateway Drive
Cypress, CA 90630
USA

EUROPEAN HEADQUARTERS

Universal Electronics BV
Institutenweg 21
7521 PH, Enschede,
The Netherlands

ASIAN HEADQUARTERS

UEI Hong Kong Private Ltd.
902-908, 9th Floor
One Harbourfront
18 Tak Fung Street
Hung Hom, Kowloon
Hong Kong, China

Universal Electronics Inc. is an equal opportunity employer.

Investor Information

ANNUAL MEETING OF STOCKHOLDERS

June 13, 2012
4:00 p.m. PT
Universal Electronics Inc.
6101 Gateway Drive
Cypress, CA 90630

Independent Registered Public Accounting Firm
Grant Thornton LLP
Irvine, California

Registrar & Transfer Agent
Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
(800) 962-4284

CERTIFICATIONS

The Company filed with the Securities and Exchange Commission, as Exhibit 31 to the Company's Annual Report on Form 10-K for the 2011 fiscal year, certifications of its Chief Executive Officer and Chief Financial Officer regarding the quality of the Company's public disclosures.

FORM 10-K

Any stockholder who desires a copy of the Company's 2011 Annual Report on Form 10-K filed with the Securities and Exchange Commission may obtain a copy (excluding exhibits) without charge by addressing a request to:

Investor Relations
Universal Electronics Inc.
6101 Gateway Drive
Cypress, California 90630

A charge equal to the reproduction cost will be made if the exhibits are requested. Universal Electronics' Internet address is www.uei.com. Universal Electronics makes available through its Internet website its annual report on Form 10-K. Investors may also obtain a copy of our 2011 Annual Report on Form 10-K, including exhibits, from the "Investor" section of our website at www.uei.com, clicking on "SEC Filings."

INTERNET USERS

We invite you to learn more about UEI's business and growth opportunities by visiting the "Investor" section of our website at www.uei.com. This section includes investor presentations, earnings conference calls, press releases, SEC filings, company history, and information about the company's governance and Board of Directors.

uei.com

WORLDWIDE HEADQUARTERS

Universal Electronics Inc.
6101 Gateway Drive
Cypress, CA 90630
USA

+1-714-820-1000

EUROPEAN HEADQUARTERS

Universal Electronics BV
Institutenweg 21
7521 PH, Enschede,
The Netherlands

+31-53-488-8000

ASIAN HEADQUARTERS

UEI Hong Kong Private Ltd.
902-908, 9th Floor
One Harbourfront
18 Tak Fung Street
Hung Hom, Kowloon
Hong Kong, China

+852-2634-1333